Exhibit 99.2

Execution Version

ARRANGEMENT AGREEMENT

ROGERS COMMUNICATIONS INC.

– and –

SHAW COMMUNICATIONS INC.

March 13, 2021

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION		2

1.1	Defined Terms	2
1.2	Certain Rules of Interpretation	26
1.3	Outside Date	28
1.4	Schedules	29
1.5	Company Disclosure Letter	29

ARTICLE 2 THE ARRANGEMENT		29

2.1	Arrangement	29
2.2	Interim Order	29
2.3	The Company Meeting	31
2.4	The Company Circular	33
2.5	Final Order	34
2.6	Court Proceedings	34
2.7	Company Equity Awards	36
2.8	Employee Share Purchase Program	36
2.9	Articles of Arrangement and Effective Date	36
2.10	Payment of Consideration	37
2.11	Withholding Taxes	37
2.12	Adjustment of Consideration	37
2.13	Taxation of Company Options	38

ARTICLE 3 REPRESENTATIONS AND WARRANTIES		38

3.1	Representations and Warranties of the Company	38
3.2	Representations and Warranties of the Purchaser	39

ARTICLE 4 COVENANTS		39

4.1	Conduct of Business of the Company	39
4.2	Conduct of the Business of the Purchaser	45
4.3	Covenants of the Company Relating to the Arrangement	46
4.4	Covenants of the Purchaser Relating to the Arrangement	48
4.5	Regulatory Approvals	49
4.6	Access to Information; Confidentiality	53
4.7	Pre-Acquisition Reorganization	54
4.8	Company Preferred Shares	56
4.9	Tax Matters	56
4.10	Public Communications	57
4.11	Notice and Cure Provisions	57
4.12	Employee Matters	58
4.13	Insurance and Indemnification	59
4.14	Exchange Delisting	60
4.15	Purchaser Debt Financing	60
4.16	Financing Assistance	64

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ARTICLE 5 ADDITIONAL COVENANTS REGARDING NON-SOLICITATION		68

5.1	Non-Solicitation	68
5.2	Notification of Acquisition Proposals	70
5.3	Responding to an Acquisition Proposal	70
5.4	Right to Match	71
5.5	Breach by Subsidiaries and Representatives	73

ARTICLE 6 CONDITIONS		73

6.1	Mutual Conditions Precedent	73
6.2	Additional Conditions Precedent to the Obligations of the Purchaser	74
6.3	Additional Conditions Precedent to the Obligations of the Company	75
6.4	Satisfaction of Conditions	75

ARTICLE 7 TERM AND TERMINATION		76

7.1	Term	76
7.2	Termination	76
7.3	Effect of Termination/Survival	78

ARTICLE 8 GENERAL PROVISIONS		79

8.1	Amendments	79
8.2	Termination Amounts	79
8.3	Expenses	82
8.4	Notices	83
8.5	Time of the Essence	84
8.6	Third Party Beneficiaries	84
8.7	Equitable Remedies	85
8.8	Waiver	86
8.9	Entire Agreement	86
8.10	Successors and Assigns	86
8.11	Severability	86
8.12	Governing Law	87
8.13	Further Assurances	87
8.14	Rules of Construction	87
8.15	No Liability	87
8.16	Language	87
8.17	Counterparts	87

Schedule A Plan of Arrangement		A-1
Schedule B Arrangement Resolution		B-1
Schedule C Representations and Warranties of the Company		C-1
Schedule D Representations and Warranties of the Purchaser		D-1

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ARRANGEMENT AGREEMENT

THIS AGREEMENT is made as of the 13th day of March, 2021,

AMONG:

ROGERS COMMUNICATIONS INC.,

a corporation existing under the laws of the

Province of British Columbia

(the “Purchaser”)

- and -

SHAW COMMUNICATIONS INC.,

a corporation existing under the laws of the

Province of Alberta

(the “Company”)

WHEREAS the Purchaser wishes to acquire all of the issued and outstanding Company Participating Shares in exchange for the Arrangement Consideration;

AND WHEREAS the Special Committee, after receiving financial and legal advice, has unanimously determined that the Arrangement is fair and reasonable to the Company Participating Shareholders (other than the Shaw Family Shareholders) and in the best interests of the Company and recommended to the Company Board that the Company Board (a) approve this Agreement and the Arrangement, and (b) recommend that the Company Participating Shareholders (other than the Shaw Family Shareholders) vote in favour of the Arrangement;

AND WHEREAS the Company Board, after receiving financial and legal advice, has unanimously (subject to abstentions of any conflicted director) determined that the Arrangement is fair and reasonable to the Company Participating Shareholders (other than the Shaw Family Shareholders) and in the best interests of the Company, and has resolved to recommend that the Company Participating Shareholders (other than the Shaw Family Shareholders) vote in favour of the Arrangement;

AND WHEREAS the Parties intend to carry out the transactions contemplated herein by way of a plan of arrangement under the provisions of the Business Corporations Act (Alberta);

AND WHEREAS the Purchaser has entered into support and voting agreements with (a) all of the directors of the Company and members of Senior Management, and (b) the Controlling Shareholder, pursuant to which, among other things, such Persons have agreed to vote all of the Company Participating Shares held by them in favour of the Arrangement, on the terms and subject to the conditions set forth therein;

AND WHEREAS the Parties have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters related to the t ransactions herein provided for;

NOW THEREFORE, in consideration of the covenants and agreements herein contained and other good and value consideration (the receipt and sufficient of which are hereby acknowledged), the Parties covenant and agree as follows:

ARTICLE 1

INTERPRETATION

1.1 Defined Terms

As used in this Agreement, the following terms have the following meanings:

“ABCA” means the Business Corporations Act (Alberta) and the regulations made thereunder.

“Acceptable Confidentiality Agreement” means a confidentiality and standstill agreement between the Company and a third party other than the Purchaser on customary terms that are no less favorable in the aggregate to the Company (in its capacity as “Discloser” under the Confidentiality Agreement) than those contained in the Confidentiality Agreement.

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement and other than any transaction involving only the Company and/or one or more of its wholly-owned Subsidiaries, any inquiry, proposal or offer (whether written or oral) made on or after the date of this Agreement from any Person or group of Persons “acting jointly or in concert” (within the meaning of National Instrument 62 -104 – Take-Over Bids and Issuer Bids) other than the Purchaser or one or more of its affiliates, relating to:

(a)

any direct or indirect sale, disposition, alliance or joint venture (or any lease, long-term supply agreement or other arrangement having the same economic effect as a sale), in a single transaction or a series of related transactions involving: (i) 20% or more of any class of voting or equity securities of the Company (including securities convertible into or exercisable or exchangeable for voting or equity securities); or (ii) assets (including shares of Subsidiaries of the Company) representing 20% or more of the consolidated assets, or contributing 20% or more of the consolidated revenue, of the Company and its Subsidiaries (based on the most recent annual consolidated financial statements of the Company filed as part of the Company Filings);

(b)

any direct or indirect take-over bid, tender offer, exchange offer, treasury issuance or other transaction, in a single transaction or a series of related transactions, that, if consummated, would result in such Person or group of Persons beneficially owning, or exercising control or direction over, 20% or more of any class of voting or equity securities (including securities convertible into or exercisable or exchangeable for voting or equity securities) of the Company or any of its Subsidiaries whose assets represent 20% or more of the consolidated assets, or contribute 20% or more of the consolidated revenue, of the Company and its Subsidiaries (based on the most recent annual consolidated financial statements of the Company filed as part of the Company Filings);

(c)

any arrangement, merger, amalgamation, consolidation, security exchange, business combination, reorganization, recapitalization, liquidation, dissolution, winding up, exclusive license or similar transaction, in a single transaction or a series of related transactions, involving the Company or any of its Subsidiaries whose assets represent 20% or more of the consolidated assets, or contribute 20% or more of the consolidated revenue, of the Company and its Subsidiaries (based on the most recent annual consolidated financial statements of the Company filed as part of the Company Filings); or

(d)	any other similar transaction or series of related transactions involving the Company or any of its Subsidiaries.

“affiliate” has the meaning specified in Section 1.2(k).

“Agreement” means this arrangement agreement, including all schedules annexed hereto, including, for greater certainty, the Company Disclosure Letter, as may be amended, supplemented or otherwise modified from time to time in accordance with its terms.

“Alternative Consideration” has the meaning specified in Section 8.2(f).

“Alternative Financing” has the meaning specified in Section 4.15(f).

“AR Securitization Program” means a series of related sales, assignments, transfers or other dispositions of accounts receivable and related assets made by or on behalf of the Company in the course of an accounts receivable securitization program, as such program may be amended, supplemented, restated or otherwise replaced from time to time.

“Arrangement” means an arrangement under section 193 of the ABCA on the terms and subject to the conditions set forth in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of this Agreement or made at the direction of the Court in either the Interim Order or the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

“Arrangement Consideration” means the consideration to be received by the Company Participating Shareholders pursuant to the Plan of Arrangement consisting of (in each case, subject to adjustment in the manner and in the circumstances contemplated in Section 2.12 of the Agreement):

(a)	$40.50 in cash per Class A Share (other than Class A Shares held by each Shaw Family Shareholder);

(b)	the amount of cash and the number of Purchaser Shares per Class A Share held directly or indirectly by each Shaw Family Shareholder as set forth in the Plan of Arrangement;

(c)	$40.50 in cash per Class B Share (other than Class B Shares held by each Shaw Family Shareholder); and

(d)	the amount of cash and the number of Purchaser Shares per Class B Share held directly or indirectly by each Shaw Family Shareholder as set forth in the Plan of Arrangement.

“Arrangement Consideration Shares” means the Purchaser Shares to be issued to the Shaw Family Shareholders as consideration pursuant to the Arrangement.

“Arrangement Resolution” means the special resolution approving the Plan of Arrangement to be considered at the Company Meeting by Company Participating Shareholders, substantially in the form of Schedule B.

“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement, required by section 193(10)(b) of the ABCA to be sent to the Registrar after the Final Order is made, which shall include the Plan of Arrangement and otherwise be in a form satisfactory to the Company and the Purchaser, each acting reasonably.

“Authorization” means, with respect to any Person, any Order, permit, approval, consent, waiver, license or similar authorization of any Governmental Entity having jurisdiction over the Person.

“Base Premium” has the meaning specified in Section 4.13(a).

“Broadcasting Legislation” mean the Broadcasting Act (Canada) and all orders, decisions, notices, policies, circulars and binding guidelines issued thereunder or pursuant thereto.

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Calgary, Alberta, Toronto, Ontario or New York, New York.

“Canadian Securities Authorities” means the Alberta Securities Commission and any other applicable securities commission or securities regulatory authority of a province or territory of Canada.

“Canadian Securities Laws” means the Securities Act (Alberta) and any other applicable Canadian provincial and territorial securities Laws, rules and regulations and published policies thereunder.

“CASL” means, collectively, An Act to Promote the Efficiency and Adaptability of the Canadian Economy by Regulating Certain Activities that Discourage Reliance on Electronic Means of Carrying out Commercial Activities, and to Amend the Canadian Radio-television and Telecommunications Commission Act, the Competition Act, the Personal Information Protection and Electronic Documents Act and the Telecommunications Act (Canada), the Electronic Commerce Protection Regulations (CRTC), the Electronic Commerce Protection Regulations (Industry Canada), the practice guidelines, bulletins and enforcement advisories issued by the CRTC and all similar Laws in other jurisdictions.

“Certificate of Arrangement” means the certificate or proof of filing to be issued by the Registrar pursuant to section 193(11) of the ABCA in respect of the Articles of Arrangement giving effect to the Arrangement.

“Change in Recommendation” has the meaning specified in Section 7.2(a)(iv)(B).

“Class A Shareholders” means the registered and/or beneficial holders of the Class A Shares, as the context requires.

“Class A Shares” means the Class A Participating Shares in the capital of the Company.

“Class B Shareholders” means the registered and/or beneficial holders of the Class B Shares, as the context requires.

“Class B Shares” means the Class B Non-Voting Participating Shares in the capital of the Company.

“Class 1 Preferred Shares” means the Class 1 Preferred Shares, issuable in series, in the capital of the Company.

“Class 2 Preferred Shares” means the Class 2 Preferred Shares, issuable in series, in the capital of the Company.

“Closing” has the meaning specified in Section 2.9(b).

“Collective Agreements” means all collective bargaining agreements and union agreements, employee association agreements or similar Contracts applicable to the Company and/or any of its Subsidiaries as at the date of this Agreement which impose any obligations upon the Company and/or any of its Subsidiaries with respect to any Company Employee.

“Commissioner of Competition” means the Commissioner of Competition appointed pursuant to the Competition Act or any Person duly authorized to exercise the powers of the Commissioner of Competition.

“Company” has the meaning specified in the preamble.

“Company Assets” means all of the assets, properties (real or personal), permits, rights, licenses or other privileges (whether contractual or otherwise) owned, leased or otherwise used or held by the Company and its Subsidiaries.

“Company Board” means the board of directors of the Company as constituted from time to time.

“Company Board Recommendation” has the meaning specified in Section 2.4(a).

“Company Budget” means, in respect of the 2021 fiscal year, the annual budget of the Company attached as Schedule 4.1(b) of the Company Disclosure Letter and, in respect of the 2022 fiscal year, the annual forecast of the Company attached as Schedule 4.1(b) of the Company Disclosure Letter.

“Company Circular” means the notice of the Company Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to, among others, the Company Participating Shareholders in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of this Agreement.

“Company Credit Facility” means the second amended and restated credit agreement dated January 17, 2012 between, among others, the Company, as borrower, the banks and other financial institutions parties thereto, as lenders, and The Toronto-Dominion Bank, as administration agent, as amended by the first amendment to second amended and restated agreement dated as of December 22, 2014, the second amendment to second amended and restated credit agreement dated as of February 11, 2016, the third amendment to second amended and restated credit agreement dated as of December 15, 2016, the fourth amendment to second amended and restated credit agreement dated as of November 21, 2018 and the fifth amendment to second amended and restated credit agreement dated as of November 21, 2019, and as further amended, restated, supplemented or otherwise modified from time to time.

“Company Disclosure Letter” means the disclosure letter dated the date of this Agreement, including all schedules, exhibits and appendices thereto, delivered by the Company to the Purchaser with this Agreement.

“Company DSU Plan” means the Director Deferred Share Unit Plan of the Company, as described in the Company Filings.

“Company DSUs” means the outstanding deferred share units issued pursuant to the Company DSU Plan.

“Company Employees” means all officers and employees of the Company and its Subsidiaries, including unionized, non-unionized, part-time, full-time, active and inactive employees.

“Company Equity Awards” means the Company Options, Company RSUs, Company PSUs and Company DSUs issued pursuant to the Company Stock Option Plan, the Company RSU/PSU Plan and the Company DSU Plan, as applicable.

“Company Filings” means all forms, reports, schedules, statements and other documents which are publicly filed or furnished by the Company pursuant to applicable Canadian Securities Laws or the U.S. Exchange Act since August 31, 2019.

“Company Meeting” means the special meeting of Company Participating Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of this Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Company Circular and agreed to in writing by the Purchaser.

“Company Options” means the outstanding options to purchase Class B Shares issued pursuant to the Company Stock Option Plan.

“Company Participating Shareholders” means, collectively, the Class A Shareholders and the Class B Shareholders.

“Company Participating Shares” means, collectively, the Class A Shares and the Class B Shares.

“Company Permitted Dividends” means: (a) in respect of the Class A Shares, regular monthly dividends not in excess of $0.098542 in cash per Class A Share per month; (b) in respect of the Class B Shares, regular monthly dividends not in excess of $0.09875 in cash per Class B Share per month; in each case payable monthly with a record date of the 15th day of each month (or if the 15th day of the month falls on a day that is not a Business Day, then the Business Day immediately preceding such day) occurring on or after the date of this Agreement and prior to the Effective Date; and (c) in respect of the Company Preferred Shares, regular quarterly dividends payable on the Company Preferred Shares in accordance with their respective terms as set out in the Company’s Constating Documents, in each case payable quarterly with a record date on the 15th day of each of March, June, September and December (or if the 15th day of such month falls on a day that is not a Business Day, then the Business Day immediately preceding such day) occurring on or after the date of this Agreement and prior to the Effective Date.

“Company Preferred Series A Shares” means the Class 2 Preferred Shares designated as “Cumulative Redeemable Rate Reset Class 2 Preferred Shares, Series A”, as constituted on the date hereof.

“Company Preferred Series B Shares” means the Class 2 Preferred Shares designated as “Cumulative Redeemable Floating Rate Class 2 Preferred Shares, Series B”, as constituted on the date hereof.

“Company Preferred Shareholders” means the registered and/or beneficial holders of the Company Preferred Shares, as the context requires.

“Company Preferred Shares” means, collectively, the Company Preferred Series A Shares and the Company Preferred Series B Shares.

“Company PSUs” means the outstanding performance share units issued pursuant to the Company RSU/PSU Plan.

“Company RSU/PSU Plan” means the Amended and Restated Plan for Restricted Share Units and Performance Share Units of the Company, as described in the Company Filings.

“Company RSUs” means the outstanding restricted share units issued pursuant to the Company RSU/PSU Plan.

“Company Senior Notes” means, collectively, the Company’s (a) 3.80% senior unsecured notes due 2023, (b) 4.35% senior unsecured notes due 2024, (c) 3.80% senior unsecured notes due 2027, (d) 4.40% senior unsecured notes due 2028; (e) 3.30% senior unsecured notes due 2029, (f) 2.90% senior unsecured notes due 2030, (g) 6.75% senior unsecured notes due 2039, and (h) 4.25% senior unsecured notes due 2049.

“Company Shareholders” means, collectively, the Company Participating Shareholders and the Company Preferred Shareholders.

“Company Shares” means, collectively, the Class A Shares, the Class B Shares and the Company Preferred Shares.

“Company Stock Option Plan” means the Stock Option Plan of the Company, as described in the Company Filings.

“Competition Act” means the Competition Act (Canada).

“Competition Act Clearance” means (i) either the applicable waiting period under section 123 of the Competition Act shall have expired or been waived, or a waiver under subsection 113(c) of the Competition Act shall have been issued by the Commissioner of Competition, and (ii) any applicable waiting period under a Timing Agreement shall have expired or been earlier terminated.

“Competition Tribunal” means the Competition Tribunal established under the Competition Tribunal Act (Canada).

“Compliance Requirements” means, with respect to any Required Financing Information, that: (a) such Required Financing Information does not contain any untrue statement of a material fact regarding the Company and its Subsidiaries or omit to state any material fact regarding the Company and its Subsidiaries necessary to make such information not misleading under the circumstances in which it was provided; (b) the Company’s auditors have not withdrawn, or advised the Company in writing that they intend to withdraw, any audit opinion on any of the audited financial statements contained in such Required Financing Information; (c) the Company has not determined to restate any financial statements included in such Required Financing Information or announced its intention to make any such restatement (it being understood such information will be compliant in respect of this clause (c) if and when such restatement is completed or the Company has determined no such restatement is required); (d) such Required Financing Information is, and remains through the Marketing Period, compliant in all material respects with all applicable requirements therefor under (i) Canadian Securities Laws applicable to the form and content of a short form prospectus to qualify the public offering of those securities (including requirements for the audit or review, as applicable, of financial statements by the Company’s auditor) and, if applicable (ii) U.S. Securities Laws applicable to the form and content of a registration statement on Form F-10 to register the public offering of those securities and (e) the financial statements of the Company included in such Required Financing Information that are available to Purchaser on the first day of the Marketing Period are, on each day during the Marketing Period, not required to be updated under applicable Canadian Securities Laws or U. S. Securities Laws in order to be sufficiently current to permit (a) a registration statement on Form F-10 to finance an acquisition of the Company using such financial statements to be declared effective by the SEC and (b) the Company’s independent public accountants to issue a customary “comfort letter” to the Debt Financing Sources to the extent required as part of the debt financing contemplated by the Debt Commitment Letter, including as to negative assurances and change period, and in order to consummate any Financing on any day during the Marketing Period (and such accountants have confirmed they are prepared to issue a comfort letter subject to their completion of customary procedures).

“Confidentiality Agreement” means the confidentiality agreement dated March 2, 2021 between the Company and the Purchaser.

“Constating Documents” means articles of incorporation, amalgamation, arrangement or continuation, partnership agreements, unanimous shareholders agreements, by-laws (or equivalent documents) and all amendments to such articles, partnership agreements, unanimous shareholders agreements or by-laws (or equivalent documents).

“Contract” means any written or oral legally binding agreement, commitment, engagement, contract, franchise, licence, lease, sublease, occupancy agreement, obligation, indenture, mortgage, arrangement or undertaking, together with any amendments and modifications thereto, to which any Party or any of its Subsidiaries is a party or by which it or any of its Subsidiaries is bound or to which any of their respective properties or assets is subject.

“Controlling Shareholder” means the Shaw Family Living Trust, a trust existing under the laws of the Province of Alberta, by its trustee, SFLTCo Ltd.

“Controlling Shareholder Voting Support Agreement” means the voting support agreement dated the date hereof between the Purchaser and the Controlling Shareholder, pursuant to which the Controlling Shareholder has agreed to vote in favour of the Arrangement subject only to the limited exceptions set forth therein.

“Corrupt Practices Legislation” has the meaning specified in paragraph 35 of Schedule C.

“Court” means the Court of Queen’s Bench of Alberta, or other court as applicable.

“COVID-19” means the coronavirus disease 2019 (dubbed as COVID-19), caused by the severe acute respiratory syndrome coronavirus 2 (SARS-CoV-2) and/or any other virus or disease developing from or arising as a result of SARS-CoV-2 and/or COVID-19.

“COVID-19 Measures” means commercially reasonable actions for a Party or any of its Subsidiaries to take or refrain from taking in the operation of their business as a result of COVID-19 in order to comply with the provisions of any health, quarantine, social distancing, shutdown, safety or similar Law or guideline promulgated by any Governmental Entity in connection with COVID-19.

“CRTC” means the Canadian Radio-television and Telecommunications Commission or any successor body thereto.

“CRTC Approval” means the receipt of all approvals from the CRTC required under the Broadcasting Act (Canada) and regulations thereunder in connection with the transactions contemplated by this Agreement.

“D&O Support and Voting Agreements” means the support and voting agreements dated the date hereof between the Purchaser, on the one hand, and each of the directors of the Company and members of Senior Management, on the other hand.

“Data Room” means the material contained in the virtual data rooms established by the Company, as at 5:00 p.m. (Toronto time) on March 13, 2021, the index of documents of which is appended to the Company Disclosure Letter.

“Debt Commitment Letter” means the executed commitment letter dated the date hereof, including all related exhibits, schedules, annexes, supplements and term sheets attached thereto, and the related fee letter, in each case, as amended, restated, supplemented, replaced and/or modified in accordance with the terms hereof, to the extent permitted hereunder.

“Debt Financing” means the financing contemplated under the Debt Commitment Letter or the Debt Financing Documents, in each case the proceeds of which may be used by the Purchaser to satisfy the aggregate Arrangement Consideration payable under the terms of the Plan of Arrangement.

“Debt Financing Documents” means the definitive documentation with respect to the Debt Financing on the respective terms and conditions (including the “market flex” provisions) contained in the Debt Commitment Letter or on other terms that, with respect to conditionality, are not materially less favourable to the Purchaser.

“Debt Financing Sources” means the Persons that at any time have committed to provide or arrange or otherwise have entered into agreements in connection with all or any part of the Debt Financing (or any Substitute Financings or Alternative Financings) in connection with the Arrangement, including the parties to any Debt Commitment Letters, Debt Financing Documents or other commitment letters, engagement letters, joinder agreements, indentures or credit agreements entered into or relating to any Debt Financing (and any definitive documentation related thereto) and any arrangers, administrative agents or other agents or lenders in connection with the Debt Financing, together with, in each case, their respective Affiliates, and their, and their respective Affiliates’, officers, directors, employees, agents, stockholders, partners (general or limited), managers members, controlling parties, Representatives, funding sources and other representatives of each of the foregoing, and their respective successors and assigns.

“Depositary” means such Person as the Company may appoint to act as depositary in respect of the Arrangement, with the approval of the Purchaser, acting reasonably.

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement.

“DRIP” means the dividend reinvestment plan of the Company, as described in the Company Filings.

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

“Effective Time” means 12:01 a.m. on the Effective Date, or such other time as the Parties agree to in writing before the Effective Date.

“Employee Plans” means all health, welfare, retiree benefit, supplemental unemployment benefit, fringe benefits, bonus, profit sharing, option, stock appreciation, savings, insurance, incentive, incentive compensation, deferred compensation, death benefits, termination, retention, change in control, severance share purchase, share compensation or any other share or equity-based compensation, disability, pension, retirement or supplemental retirement plans and other employee or director compensation or benefit plans, policies, trusts, funds, agreements or arrangements for the benefit of directors or former directors of the Company or any of its Subsidiaries, Company Employees or former Company Employees, or any dependants or beneficiaries of such directors, Company Employees or former Company Employees, registered, unregistered, funded or unfunded, which are maintained by or binding upon the Company or any of its Subsidiaries or in respect of which the Company or any of its Subsidiaries has any actual or potential liability or obligations; provided that, notwithstanding the foregoing, “Employee Plans” shall not include any Statutory Plans.

“Employee Share Purchase Program” means the employee share purchase plan of the Company and participating affiliates, as described in the Company Filings made prior to the date hereof.

“Environmental Laws” means all Laws relating to worker health and safety, pollution, protection of the natural environment or any species that might make use of it or the generation, production, import, export, use, storage, treatment, transportation, disposal or Release of Hazardous Substances, including under common law, and all Authorizations issued pursuant to such Laws.

“ERP” means the Executive Retirement Plan of the Company, as amended and restated effective as of January 1, 2021.

“executive officer” has the meaning specified in National Instrument 51-102 – Continuous Disclosure Obligations.

“Fairness Opinions” means a written opinion of each of the Financial Advisors to the effect that, as of the date of such opinion the Arrangement Consideration to be received by Company Participating Shareholders (other than the Shaw Family Shareholders) is fair, from a financial point of view, to such holders.

“Final Order” means the final order of the Court made pursuant to section 193 of the ABCA in a form acceptable to the Company and the Purchaser, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal.

“Financial Advisors” means TD Securities Inc. and CIBC World Markets Inc.

“Financing” has the meaning specified in Section 4.16(a).

“Financing Materials” has the meaning specified in Section 4.16(a)(ii).

“Financing Sources” has the meaning specified in Section 4.16(a)(i).

“Governmental Entity” means: (a) any international, multinational, national, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public body, authority or department, central bank, court, tribunal, arbitral or adjudicative body, commission, board, bureau, commissioner, ministry, governor-in-council, agency or instrumentality, domestic or foreign, (b) any subdivision or authority of any of the above, (c) any quasi-governmental, administrative or private body, including any tribunal, commission, committee, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, or (d) any stock exchange (including the TSX, TSXV and NYSE).

“Hazardous Substances” means any substance that is (a) defined, regulated or prohibited or (b) classified as dangerous, hazardous, radioactive, explosive or toxic or a pollutant or a contaminant, under or pursuant to any applicable Environmental Laws.

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board that are applicable to public issuers in Canada.

“Indebtedness” means, with respect to any Person, without duplication: (a) all obligations of such Person for borrowed money, or with respect to deposits or advances of any kind to such Person; (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments; (c) all capitalized leases or purchase money obligations of such Person; (d) all monetary obligations of such Person owing under Swap Contracts or similar financial instruments (which amount shall be calculated based on the amount that would be payable by such Person if the relevant Contract or instrument were terminated on the date of determination); (e) all current liabilities in respect of the Company’s AR Securitization Program; (f) all guarantees, indemnities or financial assistance of, or in respect of, any Indebtedness of any other Person; and (g) all reimbursement obligations with respect to letters of credit and letters of guarantee; and all obligations in respect of bankers’ acceptances.

“Indemnified Persons” has the meaning specified in Section 4.13.

“Information Sharing Procedures” means the procedures relating to the treatment of “Evaluation Material” (as such term is defined in the Confidentiality Agreement) contemplated by section 1(b) of the Confidentiality Agreement.

“Intellectual Property” means domestic and foreign: (a) patents, applications for patents and reissues, divisions, continuations, renewals, extensions and continuations—in-part of patents or patent applications; (b) proprietary and non-public business information, including inventions (whether patentable or not), invention disclosures, improvements, discoveries, trade secrets, confidential information, know-how, methods, processes, designs, technology, technical data, schematics, formulae and customer lists, and documentation relating to any of the foregoing; (c) copyrights, copyright registrations and applications for copyright registration; (d) mask works, mask work registrations and applications for mask work registrations; (e) designs, design registrations, design registration applications and integrated circuit topographies; (f) trade names, business names, corporate names, domain names, website names and world wide web addresses, common law trade-marks, trade-mark registrations, trade mark applications, trade dress and logos, and the goodwill associated with any of the foregoing; (g) Software; and (h) any other intellectual property and industrial property.

“Interim Order” means the interim order of the Court made pursuant to section 193 of the ABCA in a form acceptable to the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as such order may be amended by the Court with the consent of the Company and the Purchaser, each acting reasonably.

“ISED Approval” means the receipt of all approvals required from ISED Canada for the transfer or deemed transfer of the ISED Licenses in connection with the transactions contemplated hereby.

“ISED Canada” means the Minister of Innovation, Science and Industry acting in accordance with the powers and discretion accorded to the Minister under the Radiocommunication Act (Canada) and where the context so requires, his designees at Innovation, Science and Economic Development Canada.

“ISED Licenses” means those radio or spectrum licenses issued by ISED Canada pursuant to the Radiocommunication Act (Canada) to the Company or its Subsidiaries which contain, as a condition of such license, the requirement to seek the prior approval of ISED Canada to a transfer or a deemed transfer of such license as a result of a change of control of the Company, which include the licenses set forth in Schedule 1.1 of the Company Disclosure Letter.

“JDA” means the Joint Defence Privilege Agreement dated February 16, 2021 between, among others, the Company and the Purchaser.

“Key Regulatory Approvals” means, collectively, the Competition Act Clearance, the CRTC Approval and the ISED Approval.

“Law” means, with respect to any Person, any and all applicable law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, decision, injunction, notice, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities (including, for certainty, Canadian Securities Laws and U.S. Securities Laws), and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended unless expressly specified otherwise.

“Leased Premises” means all real property that is leased, subleased, licensed or otherwise occupied by the Company or any of its Subsidiaries pursuant to a Real Property Lease.

“Lien” means any mortgage, charge, pledge, hypothec, security interest, lien (statutory or otherwise), or adverse right or claim, or other third party interest or encumbrance in property (real or personal) of any kind, in each case, howsoever created or arising, whether fixed or floating, perfected or not, contingent or absolute.

“Marketing Period” means, if the Purchaser has given written notice to the Company that it requires a Marketing Period, the period of up to ten consecutive Business Days (or such shorter period as is necessary to ensure the Effective Time occurs on or prior to the Outside Date, including in the circumstances specified in the provisos below)

following the date on which all conditions precedent to closing for the benefit of the Purchaser (excluding conditions that, by their terms, cannot be satisfied until the Effective Time) shall have been satisfied or waived and the Purchaser shall have received the Required Financing Information; provided that if the Compliance Requirements at any time fail to be satisfied during the Marketing Period, then the Marketing Period will not be deemed to have commenced and the Marketing Period will only commence when the Compliance Requirements are again satisfied and provided further that (i) the following days shall not be considered Business Days for the purposes of this definition: July 1, 2021, July 2, 2021, July 5, 2021, November 24, 2021 and November 26, 2021, (ii) if the Marketing Period shall not have been completed on or prior to August 13, 2021, then it shall not commence prior to September 7, 2021 and (iii) if the Marketing Period shall not have been completed on or prior to December 17, 2021, then it shall not commence prior to January 3, 2022.

“Matching Period” has the meaning specified in Section 5.4(a)(v).

“Material Adverse Effect” means any change, event, occurrence, effect, state of facts, or circumstance that, individually or in the aggregate with other such changes, events, occurrences, effects, state of facts or circumstances, is or would reasonably be expected to be material and adverse to the business, operations, results of operations, assets, properties, capitalization, financial condition or liabilities (contingent or otherwise) of the Company and its Subsidiaries, taken as a whole, except any such change, event, occurrence, effect, state of facts or circumstance resulting from or arising in connection with:

(a)	any change, event or development generally affecting the industries or segments in which the Company and its Subsidiaries operate or carry on their business;

(b)

any change or development in currency exchange, interest or inflation rates or in general economic, business, regulatory, political or market conditions or in financial, securities or capital markets in Canada, the United States or in global financial or capital markets;

(c)

any hurricane, flood, tornado, earthquake or other natural disaster or man-made disaster, or the commencement or continuation of war, armed hostilities, including the escalation or worsening thereof, or acts of terrorism;

(d)	any general outbreak of illness, pandemic (including COVID-19), epidemic or similar event or the worsening thereof;

(e)

any adoption, proposal, implementation or change in Law or any interpretation, application or non-application of Law by any Governmental Entity, including any appeal, review and variation of or other decision or action of any Governmental Entity in connection with Telecom Order 2019-288 issued by the CRTC, Telecom Notice of Consultation 2019-57 issued by the CRTC, or the implementation of the recommendations of the Final Report of the Broadcasting and Telecommunications Legislative Review of ISED Canada and the Department of Canadian Heritage, or any change in IFRS or changes in applicable regulatory accounting requirements applicable to the industries in which the Company and its Subsidiaries conduct their business;

(f)

any change in the market price or trading volume of any securities of the Company (provided, however, that the causes underlying such change may be considered to determine whether such change constitutes a Material Adverse Effect unless otherwise excluded by clauses (a) through (i)), or any suspension of trading in securities generally on any securities exchange on which any securities of the Company trade;

(g)

the failure of the Company to meet any internal or published projections, forecasts, guidance or estimates of revenues, earnings or cash flow for any period ending on or after the date of this Agreement (provided, however, that the causes underlying such failure may be considered to determine whether such failure constitutes a Material Adverse Effect unless otherwise excluded by clauses (a) through (i));

(h)	any matter expressly disclosed in the Company Disclosure Letter or in the Company Filings prior to the date hereof;

(i)

the announcement, execution or implementation of this Agreement or the transactions contemplated hereby, including (i) any loss or threatened loss of, or adverse change or threatened adverse change in, the relationship of the Company or any of its Subsidiaries with any of its current or prospective employees, customers, clients, shareholders, financing sources, distributors (including broadcasting distribution undertakings), suppliers, licensors (including programming licensors), counterparties, regulators, insurance underwriters, or partners, or (ii) the inability of the Company to participate in any auction for wireless spectrum; or

(j)

any action taken (or omitted to be taken) by the Company or any of its Subsidiaries which is required to be taken (or omitted to be taken) pursuant to (i) this Agreement or that is consented to by the Purchaser in writing, or (ii) applicable Law (including COVID-19 Measures), provided, however, (i) if any change, event, occurrence, effect, state of facts, or circumstance referred to in clauses (a) through to and including (c) above has a materially disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to other comparable companies and entities operating in the industries in which the Company or any of its Subsidiaries operate, such effect may be taken into account in determining whether a Material Adverse Effect has occurred (in which case only the incremental disproportionate effect may be taken into account in determining whether a Material Adverse Effect has occurred); and (ii) that references in this Agreement to dollar amounts are not intended to be and shall not be deemed to be illustrative or interpretative for purposes of determining whether a Material Adverse Effect has occurred.

“Material Contract” means any Contract:

(a)	which, if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Material Adverse Effect;

(b)	providing for the establishment, investment in, organization or formation of any material joint venture, co-ownership, partnership, alliance, revenue sharing or similar arrangements;

(c)

relating directly or indirectly to the guarantee of any liabilities or obligations or to indebtedness for borrowed money (in each case whether incurred, assumed, guaranteed or secured by any asset) in excess of $50,000,000, excluding guarantees or intercompany liabilities or obligations between two or more wholly—owned Subsidiaries of the Company or between the Company and one or more of its wholly-owned Subsidiaries;

(d)	restricting the payment of dividends or other distributions by the Company or any of its Subsidiaries;

(e)

that (i) limits or restricts in any material respect the ability of the Company or any Subsidiary to engage in any line of business or carry on business in any geographic area or the scope of Persons to whom the Company or any of its Subsidiaries may sell products or deliver services, (ii) contains any material exclusivity or similar provision, or (iii) grants a third party a “most favoured nation” right or a right of first offer or refusal in respect of material Company Assets;

(f)

under which the Company or any of its Subsidiaries have made, reasonably expect to make or is obligated to make or has received or reasonably expects to receive payments in excess of $50,000,000 over the remaining term of such Contract;

(g)	providing for any material Swap and any material document governing the AR Securitization Program or entered into in connection therewith;

(h)	that is a Collective Agreement;

(i)	that is a material satellite transponder lease;

(j)	that is a material wireless network arrangement agreement; and

(k)

any Contract (other than Contracts referred to in (a) through (j) above) that is still in force and which has been or would be required by Canadian Securities Laws or U.S. Securities Laws to be filed by the Company with the Canadian Securities Authorities or SEC.

“Material Subsidiaries” has the meaning specified in paragraph 8(c) of Schedule C.

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.

“Misrepresentation” means an untrue statement of a material fact or an omission to state a material fact required or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made.

“Money Laundering Laws” has the meaning specified in paragraph 36 of Schedule C.

“No-Action Letter” means a communication in writing from the Commissioner of Competition advising that he or she does not, at that time, intend to make an application to the Competition Tribunal under section 92 of the Competition Act in respect of the transactions contemplated by this Agreement.

“Notice” has the meaning specified in Section 8.4.

“NYSE” means the New York Stock Exchange.

“officer” has the meaning specified in the Securities Act (Alberta).

“Orders” means all applicable judgments, orders, writs, injunctions, rulings, decisions, assessments and binding directives, protocols, policies and guidelines having the force of law rendered by any Governmental Entity.

“Ordinary Course” means, with respect to an action taken by the Company or its Subsidiaries, that such action is consistent with the past practices of such Party or such Subsidiary and is taken in the ordinary course of the normal day-to-day operations of the business of the Company or such Subsidiary, including any commercially reasonable deviations therefrom taken in good faith by the Company as a result of or in response to natural disasters, calamities, emergencies, crises and any COVID-19 Measures.

“Outside Date” means March 15, 2022, subject to automatic adjustment in accordance with this Agreement, or such later date as may be agreed in writing by the Parties; provided however that if the Outside Date shall occur on a day that is not a Business Day, the Outside Date shall be deemed to occur on the next Business Day.

“Owned Real Property” means the real property owned by the Company or any of its Subsidiaries, together with all buildings, structures, improvements, and appurtenances thereon and thereto.

“Parties” means, collectively, the Company and the Purchaser, and “Party” means any one of them.

“Partnership” has the meaning specified in paragraph 8(d) of Schedule C.

“Permitted Liens” means, in respect of the Company or any of its Subsidiaries, any one or more of the following:

(a)

Liens or deposits for Taxes or charges for electricity, gas, power, water and other utilities which are not yet due or delinquent or which are being contested in good faith by appropriate proceedings and in respect of which the applicable Governmental Entities are prevented from taking collection action during the valid contest of such amounts;

(b)

inchoate or statutory Liens of contractors, subcontractors, mechanics, workers, suppliers, materialmen, carriers and others in respect of the construction, maintenance, repair or operation of the Company Assets, provided that such Liens are related to obligations not yet due or delinquent, are not registered against title to any Company Assets and in respect of which adequate holdbacks are being maintained as required by applicable Law;

(c)

municipal by-laws, regulations, ordinances, zoning law, building or land use restrictions and other limitations imposed by any Governmental Entity having jurisdiction over real property and any other restrictions affecting or controlling the use, marketability or development of real property imposed by any Governmental Entity having jurisdiction over real property;

(d)

customary rights of general application reserved to or vested in any Governmental Entity to control or regulate any interest in the facilities in which the Company or any of its Subsidiaries conduct their business, provided that such Liens, encumbrances, exceptions, agreements, restrictions, limitations, contracts and rights (i) were not incurred in connection with any indebtedness, and (ii) do not, individually or in the aggregate, have a material adverse effect on the value or materially impair or add material cost to the use of the subject property;

(e)

agreements affecting real property with any public utility, municipality or Governmental Entity in connection with operations conducted with respect to the Company Assets in the Ordinary Course, but only to the extent those Liens relate to costs and expenses for which payment is not yet due or delinquent;

(f)

any minor encroachments by any structure located on the Real Property onto any adjoining lands and any minor encroachment by any structure located on adjoining lands onto the Real Property that do not materially adversely impact the use in the Ordinary Course of the Company Assets affected thereby as they are being used on the date of this Agreement;

(g)

easements, rights of way, restrictions, restrictive covenants, servitudes and similar rights in land including rights of way and servitudes for highways and other roads, railways, sewers, drains, gas and oil pipelines, gas and water mains, electric light, power, telephone, telegraph or cable television conduits, poles, wires and cables, that do not materially adversely impact the use in the Ordinary Course of the Company Assets affected thereby as they are being used on the date of this Agreement;

(h)

any reservations, exceptions, limitations, provisos and conditions contained in the original Crown grant or patent (including, without limitation, the reservation of any mines and minerals in the Crown or in any other Person), as same may be varied by statute;

(i)

any Liens (i) pursuant to capitalized leases or purchase money obligations of such Person permitted in accordance with Section 4.1(b)(xiii) in the Ordinary Course; (ii) pursuant to any conditional sales agreement, leases for equipment, vehicles or any other personal property and assets in or over the property and assets so purchased or leased in the Ordinary Course; (iii) registered, as of the date hereof, against the Company Assets in a public personal property registry, or similar registry systems; or (iv) registered as of the date hereof against title to the Real Property comprising Company Assets in the applicable land registry offices (other than Liens granted in connection with Indebtedness);

(j)

minor imperfections or irregularities of title to Real Property that do not, individually or in the aggregate, materially detract from the value or materially adversely impact the use of the Real Property in the Ordinary Course of the Company Assets affected thereby as they are being used on the date of this Agreement; and

(k)	Liens listed and described in Schedule 1.1(b) of the Company Disclosure Letter.

“Person” includes any individual, partnership, association, body corporate, trust, organization, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

“Personal Information” means any information that is subject to any Privacy Law or capable of being associated with a legal Person (in jurisdictions where legal persons have the benefit of, or are protected by, Privacy Laws) or with an individual consumer or device, including information that identifies, or could be combined with other information to identify a device or natural person, including name, physical address, telephone number, email address, financial account number, government-issued identifier (including Social Security number and driver’s license number), medical, health or insurance information, gender, date of birth, educational or employment information, any religious or political view or affiliation, marital or other status, photograph, face geometry or biometric information, and any other data used or intended to be used to identify, contact or precisely locate an individual. “Personal Information” includes information in any form, including paper, electronic and other forms.

“Plan of Arrangement” means the plan of arrangement, substantially in the form of Schedule A, subject to any amendments or variations thereto made in accordance with Section 8.1 or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

“Pre-Acquisition Reorganization” has the meaning specified in Section 4.7.

“Privacy Laws” means any applicable Law that governs the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security, disposal, destruction, disclosure or transfer of Personal Information and any such law governing data breach notification, in any jurisdiction in which the Company or any of its Subsidiaries provides services, including, the Personal Information Privacy and Electronic Documents Act (Canada), the CASL, and any published interpretation and guidance issued by any Governmental Entity.

“Preferred Share Redemption” has the meaning specified in Section 4.8.

“Purchaser” has the meaning specified in the preamble.

“Purchaser Board” means the board of directors of the Purchaser as constituted from time to time.

“Purchaser Filings” means all forms, reports, schedules, statements and other documents which are publicly filed or furnished by the Purchaser pursuant to applicable Canadian Securities Laws or the U.S. Exchange Act since January 1, 2020.

“Purchaser Material Adverse Effect” means any change, event, occurrence, effect, state of facts, or circumstance that, individually or in the aggregate with other such changes, events, occurrences, effects, state of facts or circumstances, is or would reasonably be expected to be material and adverse to the business, operations, results of operations, assets, properties, capitalization, financial condition or liabilities (contingent or otherwise) of the Purchaser and its Subsidiaries, taken as a whole, except any such change, event, occurrence, effect, state of facts or circumstance resulting from or arising in connection with:

(a)	any change, event or development generally affecting the industries or segments in which the Purchaser and its Subsidiaries operate or carry on their business;

(b)

any change or development in currency exchange, interest or inflation rates or in general economic, business, regulatory, political or market conditions or in financial, securities or capital markets in Canada, the United States or in global financial or capital markets;

(c)

any hurricane, flood, tornado, earthquake or other natural disaster or man-made disaster, or the commencement or continuation of war, armed hostilities, including the escalation or worsening thereof, or acts of terrorism;

(d)	any general outbreak of illness, pandemic (including COVID-19), epidemic or similar event or the worsening thereof;

(e)

any adoption, proposal, implementation or change in Law or any interpretation, application or non-application of Law by any Governmental Entity, including any appeal, review and variation of or other decision or action of any Governmental Entity in connection with Telecom Order 2019-288 issued by the CRTC, Telecom Notice of Consultation 2019-57 issued by the CRTC, or the implementation of the recommendations of the Final Report of the Broadcasting and Telecommunications Legislative Review of ISED Canada and the Department of Canadian Heritage, or any change in IFRS or changes in applicable regulatory accounting requirements applicable to the industries in which the Purchaser and its Subsidiaries conduct their business;

(f)

any change in the market price or trading volume of any securities of the Purchaser (provided, however, that the causes underlying such change may be considered to determine whether such change constitutes a Purchaser Material Adverse Effect unless otherwise excluded by clauses (a) through (i)), or any suspension of trading in securities generally on any securities exchange on which any securities of the Purchaser trade;

(g)

the failure of the Purchaser to meet any internal or published projections, forecasts, guidance or estimates of revenues, earnings or cash flow for any period ending on or after the date of this Agreement (provided, however, that the causes underlying such failure may be considered to determine whether such failure constitutes a Purchaser Material Adverse Effect unless otherwise excluded by clauses (a) through (i));

(h)	any matter expressly disclosed in the Purchaser Filings prior to the date hereof;

(i)

the announcement, execution or implementation of this Agreement or the transactions contemplated hereby, including (i) any loss or threatened loss of, or adverse change or threatened adverse change in, the relationship of the Purchaser or any of its Subsidiaries with any of its current or prospective employees, customers, clients, shareholders, financing sources (other than the Debt Financing Sources), distributors (including broadcasting distribution undertakings), suppliers, licensors (including programming licensors), counterparties, regulators, insurance underwriters, or partners, or (ii) any inability of the Purchaser to participate in any auction for wireless spectrum; or

(j)

any action taken (or omitted to be taken) by the Purchaser or any of its Subsidiaries which is required to be taken (or omitted to be taken) pursuant to (i) this Agreement or that is consented to by the Company in writing, or (ii) applicable Law (including COVID-19 Measures), provided, however, (i) if any change, event, occurrence, effect, state of facts, or circumstance referred to in clauses (a) through to and including (c) above has a materially disproportionate effect on the Purchaser and its Subsidiaries, taken as a whole, relative to other comparable companies and entities operating in the industries in which the Purchaser or any of its Subsidiaries operate, such effect may be taken into account in determining whether a Purchaser Material Adverse Effect has occurred (in which case only the incremental disproportionate effect may be taken into account in determining whether a Purchaser Material Adverse Effect has occurred); and (ii) that references in this Agreement to dollar amounts are not intended to be and shall not be deemed to be illustrative or interpretative for purposes of determining whether a Purchaser Material Adverse Effect has occurred.

“Purchaser Permitted Dividends” means, in respect of the Purchaser Voting Shares and the Purchaser Shares, regular quarterly dividends declared from time to time by the Purchaser Board in the Ordinary Course with a record date occurring on or after the date of this Agreement and prior to the Effective Date.

“Purchaser Shares” means the Class B Non-Voting Shares in the capital of the Purchaser.

“Purchaser Voting Shares” means the Class A Voting Shares in the capital of the Purchaser.

“Real Property” means the Owned Real Property and the Leased Premises.

“Real Property Lease” means any lease, sublease, license, occupancy agreement or other agreement with respect to any real property leased, subleased, licensed or otherwise occupied by the Company or any of its Subsidiaries (except the Owned Real Property).

“Redemption Date” has the meaning specified in Section 4.8.

“Redemption Notice” has the meaning specified in Section 4.8.

“Registrar” means the registrar duly appointed pursuant to section 263 of the ABCA.

“Regulatory Approval” means any consent, waiver, permit, exemption, review, order, decision or approval of, or any registration and filing with, any Governmental Entity, or the expiry, waiver or termination of any waiting period imposed by Law or a Governmental Entity, in each case required in connection with the Arrangement, including the Key Regulatory Approvals.

“Release” has the meaning prescribed in any Environmental Law and includes any sudden, intermittent or gradual release, spill, leak, pumping, addition, pouring, emission, emptying, discharge, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, placement or introduction of a Hazardous Substance, whether accidental or intentional, into the environment.

“Representative” means, with respect to a Party, such Party’s directors, officers, trustees, employees, representatives (including any legal financial or other advisor) or agent of such Party or of any of its Subsidiaries (provided that, for purposes of this Agreement, in no event shall a Representative of the Company include the Controlling Shareholder) and, in the case of the Purchaser, includes the Financing Sources and their respective advisors.

“Required Financing Information” means (a) the audited consolidated statements of financial position (as at August 31, 2020, 2019 and 2018 or, if closing has not occurred prior to November 15, 2021, August 31, 2021, 2020 and 2019) and the related statements of earnings and cash flows for the Company for the fiscal years then ended, (b) unaudited consolidated statements of financial position and related statements of earnings of the Company for each fiscal quarter ended after August 31, 2020 and ended at least 45 days prior to the Effective Date, (c) such other customary financial information regarding the Company and its Subsidiaries as may reasonably be requested by, and is necessary for, the Purchaser to fulfill the conditions and obligations applicable to it under the Debt Commitment Letter and, (d) in connection with a Substitute Financing or any other Financing involving the offering of securities, such other financial information, audit reports, operating data, business and other pertinent information regarding the Company and its Subsidiaries of the type and in the form (i) required to be included in or incorporated into a short form prospectus to qualify under Canadian Securities Laws, or in a registration statement on Form F-10 to register under U.S. Securities Laws, as applicable, a public offering of such securities (ii) customarily included in an offering memorandum or similar offering document to market a private placement of debt securities in Canada or pursuant to Rule 144A promulgated under the U.S. Securities Act and (iii) necessary for the underwriters or initial purchasers of such securities to receive a customary “comfort letter” from the Company’s independent auditors; provided, that the “Required Financing Information” shall not include (i) any pro forma financial statements or any information regarding any post-Effective Time or pro forma adjustments desired to be incorporated into any information used in connection with the Financing (including any synergies or cost savings), pro forma ownership or an as-adjusted capitalization table, (ii) projections, (iii) any description of all or any component of the Financing, or (iv) risk factors relating to all or any component of the Financing.

“Required Shareholder Approval” has the meaning specified in Section 2.2(b).

“Reverse Termination Amount” has the meaning specified in Section 8.2(e).

“Reverse Termination Amount Event” has the meaning specified in Section 8.2(e).

“RTA Asset Portion” has the meaning specified in Section 8.2(f).

“RTA Request” has the meaning specified in Section 8.2(f).

“Sanctions” has the meaning specified in paragraph 34 of Schedule C.

“SEC” means the United States Securities and Exchange Commission.

“Securities Laws” means Canadian Securities Laws and U.S. Securities Laws.

“SEDAR” means the System for Electronic Document Analysis and Retrieval maintained on behalf of the Canadian Securities Authorities.

“Senior Management” means the members of the senior leadership team of the Company, which is currently comprised of (i) the President, Shaw Communications; (ii) the Executive Vice President, Chief Financial & Corporate Development Officer; (iii) the Chief Operating Officer & Chief Technology Officer; (iv) the Executive Vice President & Chief Legal and Regulatory Officer; (vi) the President, Business; (v) the Executive Vice President & Chief People and Culture Officer; and (vii) the President, Consumer.

“SERP” means the Supplemental Executive Retirement Plan of the Company, amended and restated dated as of June 28, 2017.

“Shaw Family Shareholder” has the meaning specified in the Plan of Arrangement.

“Shaw Family Group” has the meaning specified in the Plan of Arrangement.

“Software” means computer software and programs (both source code and object code form), all proprietary rights in the computer software and programs and all documentation and other materials related to the computer software and programs.

“Special Committee” means the special committee of independent members of the Company Board formed in relation to the proposal to effect the transactions contemplated by this Agreement.

“Statutory Plans” means statutory benefit plans which the Company or its Subsidiaries, as applicable, are required to participate in or comply with, including any benefit plan administered by any federal or provincial government and any benefit plans administered pursuant to applicable health, Tax, workplace safety insurance, and employment insurance legislation.

“Subsidiary” has the meaning specified in Section 1.2(k).

“Substitute Financing” has the meaning specified in Section 4.15(b). For greater certainty, the debt securities issued in a Substitute Financing may be non-convertible or may be convertible or exchangeable into preferred equity or other securities.

“Superior Proposal” means any bona fide written Acquisition Proposal made after the date of this Agreement from a Person or group of Persons “acting jointly or in concert” (within the meaning of National Instrument 62-104 – Take-Over Bids and Issuer Bids) to acquire not less than all of the outstanding Company Participating Shares or all or substantially all of the assets of the Company on a consolidated basis that:

(a)	complies with Canadian Securities Laws and U.S. Securities Law and did not result from or involve a breach of Article 5;

(b)

the Company Board has determined in good faith, after receiving the advice of its outside legal and financial advisors, is reasonably capable of being completed without undue delay relative to the Arrangement, taking into account all financial, legal, regulatory and other aspects of such Acquisition Proposal and the Person or group of Persons making such Acquisition Proposal and their respective affiliates;

(c)

is not subject to any financing contingency and in respect of which, to the satisfaction of the Company Board, acting in good faith after receiving the advice of its outside legal and financial advisors, adequate arrangements have been made to ensure that the required funds will be available to effect payment in full for all of the Company Participating Shares or assets, as the case may be;

(d)	is not subject to any due diligence or access condition; and

(e)

the Company Board determines, in its good faith judgment, after receiving the advice of its outside legal and financial advisors and after taking into account all the terms and conditions of the Acquisition Proposal and other factors deemed relevant by the Company Board (including the Person or group of Persons making such Acquisition Proposal and their affiliates), would, if consummated in accordance with its terms (but without assuming away any risk of non-completion), result in a transaction which is more favourable, from a financial point of view, to each class of the Company Participating Shareholders than the Arrangement (including any amendments to the terms and conditions of the Arrangement proposed by the Purchaser pursuant to Section 5.4(b)).

“Superior Proposal Notice” has the meaning specified in Section 5.4(a)(ii).

“Swap” means any transaction which is a derivative, rate swap transaction, basis swap, forward rate transaction, hedge, equity or equity index swap, equity index option, bond option, interest rate option, forward foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option, forward sale, exchange traded futures Contract or other similar transaction (including any option with respect to any of these transactions or any combination of these transactions).

“Tax Act” means the Income Tax Act (Canada).

“Tax Returns” means any and all returns, reports, declarations, elections, notices, forms, designations, filings, and statements (including estimated tax returns and reports, withholding tax returns and reports, and information returns and reports) filed or required to be filed in respect of Taxes.

“Taxes” means (a) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever imposed by any Governmental Entity, whether computed on a separate, consolidated, unitary, combined or other basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, environment, net worth, indebtedness, surplus, sales, goods and services, harmonized sales, provincial sales, use, value- added, excise, special assessment, stamp, withholding, business, franchising, real or personal property, health, employee health, payroll, workers’ compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, customs, import or export, and including all license and registration fees and all employment insurance, health insurance and government pension plan premiums or contributions; (b) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on or in respect of amounts of the type described in clause (a) above or this clause (b); (c) any liability for the payment of any amounts of the type described in clauses (a) or (b) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period; and (d) any liability for the payment of any amounts of the type described in clauses (a) or (b) as a result of any express or implied obligation to indemnify any other Person or as a result of being a transferee or successor in interest to any party, and in each case, whether disputed or not.

“Termination Amount” has the meaning specified in Section 8.2(b).

“Termination Amount Event” has the meaning specified in Section 8.2(b).

“Third Party Beneficiaries” has the meaning specified in Section 8.6(a).

“Timing Agreement” means a timing agreement entered into with the Commissioner of Competition in accordance with this Agreement and with a waiting period that expires before the Outside Date (before any extension under Section 1.3 hereof).

“TSX” means the Toronto Stock Exchange.

“TSXV” means the TSX Venture Exchange.

“U.S. Exchange Act” means the Securities Exchange Act of 1934 of the United States, as amended from time to time and the rules and regulations of the SEC promulgated thereunder.

“U.S. Securities Act” means the Securities Act of 1933 of the United States, as amended from time to time and the rules and regulations of the SEC promulgated thereunder.

“U.S. Securities Laws” means the U.S. Securities Act and all other applicable U.S. federal securities laws.

“Voting Support Agreements” means, collectively, the D&O Support and Voting Agreements and the Controlling Shareholder Voting Support Agreement.

“wilful breach” means a material breach of this Agreement that is a consequence of any act or failure to act by the breaching party with the actual knowledge that the taking of such act or the failure to take such act would, or would be reasonably expected to, cause a material breach of this Agreement.

1.2 Certain Rules of Interpretation

In this Agreement, unless otherwise specified:

(a)

Headings, etc. The provision of a Table of Contents, the division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Agreement.

(b)

Currency. All references to dollars or to $ are references to Canadian dollars, unless otherwise specified. In the event that any amounts are required to be converted from a foreign currency to Canadian dollars or vice versa, such amounts shall be converted using the most recent closing exchange rate of The Bank of Canada available before the relevant calculation date.

(c)	Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(d)	Certain Phrases and References, etc.

(i)

The words “including”, “includes” and “include” mean “including (or includes or include) without limitation,” and “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of”.

(ii)	Unless stated otherwise, “Article”, “Section”, “paragraph” and “Schedule” followed by a number or letter mean and refer to the specified Article, Section or paragraph of or Schedule to this Agreement.

(iii)

The term “Agreement” and any reference in this Agreement to this Agreement or any other agreement or document includes, and is a reference to, this Agreement or such other agreement or document as it may have been, or may from time to time be, amended, restated, replaced, supplemented or novated and includes all schedules to it.

(iv)

The term “made available” means (A) copies of the subject materials were included in the Data Room, (B) copies of the subject material were provided to the Purchaser or its Representatives in accordance with the Information Sharing Procedures, or (C) the subject material was listed in the Company Disclosure Letter and copies were provided to the Purchaser or its Representatives.

(e)	Capitalized Terms. All capitalized terms used in any Schedule or in the Company Disclosure Letter have the meanings ascribed to them in this Agreement.

(f)	Knowledge.

(i)

Where any representation or warranty is expressly qualified by reference to the knowledge of the Company, it is deemed to refer to the actual knowledge of Bradley Shaw, Executive Chair and Chief Executive Officer, Trevor English, Executive Vice President, Chief Financial and Corporate Development Officer, Paul McAleese, President, Peter Johnson, Executive Vice President, Chief Legal and Regulatory Officer and Zoran Stakic, Chief Operating Officer and Chief Technical Officer, after reasonable inquiry (which shall be deemed to be limited to inquiries of Company Employees who had knowledge of the transactions contemplated by this Agreement at least two Business Days prior to the date hereof).

(ii)

Where any representation or warranty is expressly qualified by reference to the knowledge of the Purchaser, it is deemed to refer to the actual knowledge of Joe Natale, President and Chief Executive Officer, Tony Staffieri, Chief Financial Officer, Graeme McPhail, Chief Legal and Regulatory Officer, after reasonable inquiry (which shall be deemed to be limited to inquiries of employees of the Purchaser who had knowledge of the transactions contemplated by this Agreement at least two Business Days prior to the date hereof).

(g)

Accounting Terms. Unless otherwise specified herein, all accounting terms are to be interpreted in accordance with IFRS and all determinations of an accounting nature in respect of the Company required to be made shall be made in a manner consistent with IFRS.

(h)

Statutes. Any reference to a statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

(i)

Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day. If the date on which any action is required or permitted to be taken under this Plan of Arrangement by a Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

(j)	Time References. References to days means calendar days, unless stated otherwise. References to time are to local time in Calgary, Alberta unless otherwise stated.

(k)

Affiliates and Subsidiaries. For the purpose of this Agreement, a Person is an “affiliate” of another Person if one of them is a Subsidiary of the other or each one of them is controlled, directly or indirectly, by the same Person, provided that in no case shall an “affiliate” of the Company or any of its Subsidiaries include any member of the Shaw Family Group or Corus Entertainment Inc., and in no case shall an “affiliate” of the Purchaser or any of its Subsidiaries include the Rogers Control Trust. A “Subsidiary” means a Person that is controlled directly or indirectly by another Person and includes a Subsidiary of that Subsidiary. A Person is considered to “control” another Person if: (i) the first Person beneficially owns or directly or indirectly exercises control or direction over securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person, unless that first Person holds the voting securities only to secure an obligation, or (ii) the second Person is a partnership, other than a limited partnership, and the first Person holds more than 50% of the interests of the partnership, or (iii) the second Person is a limited partnership, and the general partner of the limited partnership is the first Person. To the extent any covenants or agreements relate, directly or indirectly, to a Subsidiary of the Company, each such provision shall be construed as a covenant by the Company to cause (to the fullest extent to which it is legally capable) such Subsidiary to perform the required action.

(l)

Consent. If any provision requires approval or consent of a Party and such approval or consent is not delivered within the specified time limit, the Party whose consent or approval is required shall be conclusively deemed to have withheld its approval or consent. Without limiting any other basis upon which the Purchaser may withhold, condition or delay its consent hereunder, if the Purchaser’s consent is requested with respect to any matter with respect to this Agreement, it will not be considered unreasonable for the Purchaser to withhold, delay or condition the Purchaser’s consent to such matter if such requested consent, together with any other modifications, amendments or express waivers or consents with respect to this Agreement, individually or in the aggregate: (i) where consent of the Financing Sources is required in connection with the Purchaser’s consent to such matter and such matter is materially adverse to the interests of the Financing Sources, and the Financing Sources condition or delay their consent to such matter (to the extent of any such condition or delay), or (ii) such consent would reasonably be expected to adversely impact the Purchaser’s ability to participate in any spectrum auction while advancing the transactions contemplated herein.

1.3 Outside Date

(a) Either the Company or the Purchaser shall have the right to postpone the Outside Date on one or more occasions (by at least 10 days or an integral multiple thereof, as specified by the postponing Party) up to a maximum of 90 days if one or more of the Key Regulatory Approvals have not been obtained and none of such remaining Key Regulatory Approvals has been denied by a non-appealable decision of a Governmental Entity.

(b) A postponing Party shall give written notice of any such postponement of the Outside Date permitted in accordance with Section 1.3(a) to the other Party by no later than 5:00 p.m. on the date that is not less than five Business Days prior to the Outside Date (as such Outside Date may have been postponed pursuant to this Section 1.3), or such later date as may be agreed to in writing by the Parties; provided that, notwithstanding the foregoing, a Party shall not be permitted to unilaterally postpone the Outside Date (as such Outside Date may have been postponed pursuant to this Section 1.3) if (a) the failure to obtain a Key Regulatory Approval is the result of such Party’s wilful breach of its obligations under this Agreement with respect to obtaining such Key Regulatory Approval, or (b) in the aggregate such postponements would exceed 90 days from the original Outside Date.

1.4 Schedules

The schedules attached to this Agreement form an integral part of this Agreement for all purposes of it.

1.5 Company Disclosure Letter

The Company Disclosure Letter itself and all information contained in it is confidential information and is subject to the terms and conditions of the Confidentiality Agreement.

ARTICLE 2

THE ARRANGEMENT

2.1 Arrangement

The Company and the Purchaser agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions of this Agreement and the Plan of Arrangement.

2.2 Interim Order

As soon as reasonably practicable after the date of this Agreement and, in any event, prior to April 27, 2021 (provided that, if normal Court operations are disrupted in response to the COVID-19 pandemic, the hearing date may be extended until the earliest possible date on which the Court will grant a hearing (whether in person, via telephone or other virtual means) for these purposes), the Company shall apply in a manner reasonably acceptable to the Purchaser pursuant to section 193 of the ABCA and, in cooperation with the Purchaser, prepare, file and diligently pursue an application for the Interim Order, which shall provide, among other things:

(a)	for the classes of Persons to whom notice is to be provided in respect of the Arrangement and the Company Meeting and for the manner in which such notice is to be provided;

(b)	that the required level of approval (the “Required Shareholder Approval”) for the Arrangement Resolution shall be:

(i)	two-thirds of the votes cast on the Arrangement Resolution by Class A Shareholders, voting separately as a class, present in person or by proxy at the Company Meeting;

(ii)	two-thirds of the votes cast on the Arrangement Resolution by Class B Shareholders, voting separately as a class, present in person or by proxy at the Company Meeting;

(iii)

a majority of the votes cast on the Arrangement Resolution by Class A Shareholders, voting as a separate class, present in person or by proxy at the Company Meeting, excluding for this purpose votes attached to the Class A Shares held by Persons described in items (a) through (d) of section 8.1(2) of MI 61-101;

(iv)

a majority of the votes cast on the Arrangement Resolution by Class B Shareholders, voting as a separate class, present in person or by proxy at the Company Meeting, excluding for this purpose votes attached to the Class B Shares held by Persons described in items (a) through (d) of section 8.1(2) of MI 61-101; and

(v)	if and to the extent required by the Court, such other approval of securityholders of the Company as may be required by the Court;

(c)

that, subject to the discretion of the Court, the Company Meeting may be held as a virtual-only or hybrid shareholder meeting and that Company Participating Shareholders that participate in the Company Meeting by virtual means will be deemed to be present at the Company Meeting;

(d)	that, if a virtual-only Company Meeting is held with the approval of the Court, such Company Meeting will be deemed to be held at the location of the Company’s registered office;

(e)	for the grant of the Dissent Rights only to those Company Participating Shareholders who are registered Company Participating Shareholders as contemplated in the Plan of Arrangement;

(f)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(g)

that the Company Meeting may be adjourned or postponed from time to time by the Company in accordance with the terms of this Agreement or as otherwise agreed to by the Parties without the need for additional approval of the Court;

(h)	confirmation of the record date for the purposes of determining the Company Participating Shareholders entitled to notice of and to vote at the Company Meeting in accordance with the Interim Order;

(i)

that the record date for the Company Participating Shareholders entitled to notice of and to vote at the Company Meeting will not change in respect of any adjournment(s) of the Company Meeting, unless required by the Court or applicable Laws;

(j)

that, subject to the foregoing and in all other respects, other than as ordered by the Court, the terms, restrictions and conditions of the Company’s Constating Documents, including quorum requirements and all other matters, shall apply in respect of the Company Meeting; and

(k)

for such other matters as the Purchaser or the Company may reasonably require, subject to obtaining the prior consent of the other, such consent not to be unreasonably withheld, conditioned or delayed.

2.3 The Company Meeting

Subject to the terms of this Agreement and (other than Section 2.3(a)) the receipt of the Interim Order, the Company shall:

(a)	in consultation with the Purchaser, fix and publish a record date for the purposes of determining the Company Participating Shareholders entitled to receive notice of and vote at the Company Meeting;

(b)

convene and conduct the Company Meeting (including by virtual means) in accordance with the Interim Order, the Company’s Constating Documents and Law as soon as reasonably practicable, and in any event on or before May 31, 2021 (it being acknowledged that the foregoing date may be extended by the same number of days as contemplated by Section 2.2 to the extent applicable), and not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Company Meeting without the prior written consent of the Purchaser, except:

(i)	as required for quorum purposes (in which case the Company Meeting shall be adjourned and not cancelled), by applicable Law or by a Governmental Entity; or

(ii)	as otherwise expressly provided in Section 4.11(d) or Section 5.4(f);

(c)

solicit proxies in favour of the approval of the Arrangement Resolution and against any resolution submitted by any Company Participating Shareholder that is inconsistent with the Arrangement Resolution and the completion of any of the transactions contemplated by this Agreement;

(d)

if so requested by the Purchaser, acting reasonably, using proxy solicitation services firms, acceptable to and at the expense of the Purchaser, to solicit proxies in favour of the approval of the Arrangement Resolution, and against any resolution submitted by any Person that is inconsistent with the Arrangement Resolution, provided that the Company shall not be required to continue to do so if there has been a Change in Recommendation in accordance with Section 5.4;

(e)

provide the Purchaser with copies of or access to information regarding the Company Meeting generated by the Company’s transfer agent or any proxy solicitation services firm, as reasonably requested from time to time by the Purchaser;

(f)

permit the Purchaser to, at the Purchaser’s expense, to directly or through a proxy solicitation services firm of its choice, actively solicit proxies in favour of the Arrangement and against any resolution submitted by any Person that is inconsistent with the Arrangement Resolution in compliance with Law and the Company shall disclose in the Company Circular that the Purchaser may make such solicitations;

(g)	give notice to the Purchaser of the Company Meeting and allow the Purchaser’s Representatives to attend the Company Meeting (including by virtual means);

(h)

promptly advise the Purchaser, at such times as the Purchaser may reasonably request and at least on a daily basis on each of the last 10 Business Days prior to the date of the Company Meeting, as to the aggregate tally of the proxies received by the Company in respect of the Arrangement Resolution;

(i)

promptly advise the Purchaser of receipt of any written communication or material verbal communication from any Person in opposition to the Arrangement (except for non-substantive communications) and/or relating to the exercise or purported exercise or withdrawal of Dissent Rights and, subject to Law, provide the Purchaser with an opportunity to review and comment upon any written communication sent by or on behalf of the Company to any such Person and to participate in any discussions, negotiations or proceedings with or including any such Person;

(j)

not settle, compromise or make any payment with respect to, or agree to settle, compromise or make any payment with respect to, any exercise or purported exercise of Dissent Rights without the prior written consent of the Purchaser;

(k)

not change the record date for the Company Participating Shareholders entitled to vote at the Company Meeting in connection with any adjournment or postponement of the Company Meeting (unless required by Law or the Interim Order, or the Purchaser’s written consent is provided);

(l)	not waive any failure by any holder of Company Participating Shares to timely deliver a notice of exercise of Dissent Rights without the prior written consent of the Purchaser; and

(m)

at the reasonable request of the Purchaser from time to time, promptly provide the Purchaser with a list (in both written and electronic form) of: (i) the registered Company Participating Shareholders, together with their addresses and respective holdings of Company Participating Shares, as applicable; (ii) the names, addresses and holdings of all Persons having rights issued by the Company to acquire Company Participating Shares (including holders of Company Equity Awards); and (iii) participants in book-based systems and non-objecting beneficial owners of Company Participating Shares, together with their addresses and respective holdings of Company Participating Shares, as applicable. The Company shall from time to time require that its registrar and transfer agent furnish the Purchaser with such additional information, including updated or additional lists of Company Participating Shareholders and lists of holdings and other assistance as the Purchaser may reasonably request.

2.4 The Company Circular

(a) Subject to the Purchaser’s compliance with Section 2.4(d), the Company shall promptly prepare and complete, in consultation with the Purchaser, the Company Circular together with any other documents required by Law in connection with the Company Meeting and the Arrangement or that may be necessary in connection with obtaining the Required Shareholder Approval, and the Company shall, promptly after obtaining the Interim Order, cause the Company Circular and such other documents to be filed and sent to each Company Participating Shareholder and other Person as required by the Interim Order and Law, in each case using reasonable best efforts so as to permit the Company Meeting to be held in accordance with Section 2.3(b) (as may be extended by such provision).

(b) On the date of mailing thereof, the Company shall ensure that the Company Circular complies in material respects with Law and the Interim Order, does not contain any Misrepresentation (except that the Company shall not be responsible for any information included in the Company Circular relating to the Purchaser and its affiliates that was furnished or approved by the Purchaser for inclusion in the Company Circular pursuant to Section 2.4(d)) and provides the Company Participating Shareholders with sufficient information to permit them to form a reasoned judgement concerning the matters to be placed before the Company Meeting. Without limiting the generality of the foregoing, the Company Circular shall include:

(i)	a copy of the Interim Order;

(ii)	a copy of each of the Fairness Opinions;

(iii)	a summary of the Controlling Shareholder Voting Support Agreement;

(iv)

unless the Company Board has made a Change in Recommendation in accordance with Section 5.4, a statement to the effect that the Special Committee has received the Fairness Opinions and has, after receiving legal and financial advice, unanimously determined that the Arrangement is fair and reasonable to the Company Participating Shareholders (other than the Shaw Family Shareholders) and in the best interests of the Company and recommended to the Company Board that the Company Board (A) approve this Agreement and the Arrangement, and (B) recommend that the Company Participating Shareholders (other than the Shaw Family Shareholders) vote in favour of the Arrangement Resolution;

(v)

unless the Company Board has made a Change in Recommendation in accordance with Section 5.4, a statement to the effect that the Company Board has received the Fairness Opinions and has, after receiving legal and financial advice and the recommendation of the Special Committee, unanimously determined that the Arrangement is fair and reasonable to the Company Participating Shareholders (other than the Shaw Family Shareholders) and in the best interests of the Company and recommends that Company Participating Shareholders (other than the Shaw Family Shareholders) vote in favour of the Arrangement Resolution (the “Company Board Recommendation”); and

(vi)

a statement to the effect that, to the extent accurate as of such time, each director and member of Senior Management has agreed to vote all of such Person’s Company Participating Shares in favour of the Arrangement, subject to the terms and conditions of the D&O Support and Voting Agreements.

(c) The Company shall give the Purchaser and its Representatives a reasonable opportunity to review and comment on drafts of the Company Circular and other related documents, and shall give reasonable consideration to any comments made by them, and agrees that all information relating solely to the Purchaser or any of its affiliates included in the Company Circular must be in a form and content satisfactory to the Purchaser, acting reasonably.

(d) The Purchaser shall provide the Company with, on a timely basis, all necessary information regarding the Purchaser, its affiliates and the Arrangement Consideration Shares (including any pro forma financial statements and other information relating to the Purchaser following completion of the transactions contemplated hereby) as required by applicable Laws for inclusion in the Company Circular or in any amendments or supplements to such Company Circular. The Purchaser shall ensure that such information does not contain any Misrepresentation.

(e) The Company shall promptly advise the Purchaser of any communication received by the Company from the TSX, the TSXV, the NYSE, the Canadian Securities Authorities, the SEC or any other Governmental Entity in connection with the Company Circular.

(f) Each Party shall promptly notify the other Party if it becomes aware that the Company Circular contains a Misrepresentation, or otherwise requires an amendment or supplement. The Parties shall cooperate in the preparation of any such amendment or supplement as required or appropriate, and the Company shall promptly mail, file or otherwise publicly disseminate any such amendment or supplement to the Company Participating Shareholders and, if required by the Court or by Law, file the same with the Canadian Securities Authorities, the SEC or any other Governmental Entity as required.

2.5 Final Order

If the Interim Order is obtained and the Arrangement Resolution is approved at the Company Meeting in accordance with the terms of the Interim Order, the Company shall take all steps necessary to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to section 193(9) of the ABCA as soon as reasonably practicable but, in any event, not later than three Business Days after the Arrangement Resolution is passed at the Company Meeting as provided for in the Interim Order.

2.6 Court Proceedings

(a) The Purchaser shall cooperate with and assist the Company in, and consent to the Company, seeking the Interim Order and the Final Order, including by providing the Company on a timely basis any information regarding the Purchaser and its affiliates as reasonably requested by the Company or as required by Law to be supplied by the Purchaser in connection therewith.

(b) In connection with all Court proceedings relating to obtaining the Interim Order and the Final Order, and in each case subject to Law, the Company shall:

(i)	diligently pursue, and cooperate with the Purchaser in diligently pursuing, the Interim Order and the Final Order;

(ii)

provide the Purchaser and its outside legal counsel with a reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, including drafts of the motion for Interim Order and Final Order, affidavits, the Interim Order and the Final Order, and give reasonable consideration to all such comments;

(iii)

promptly provide outside legal counsel to the Purchaser with copies of any notice of appearance, evidence or other documents served on the Company or its outside legal counsel in respect of the application for the Interim Order or the Final Order or any appeal from them, and any notice, written or oral, indicating the intention of any Person to appeal, or oppose the granting of, the Interim Order or the Final Order;

(iv)

not object to outside legal counsel to the Purchaser making such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate, provided that (A) the Purchaser advises the Company of the nature of any such submissions and provides copies to the Company of any notice of appearance, motions or other documents supporting such submissions, in each case, on a timely basis prior to the hearing, and (B) such submissions are consistent in all material respects with this Agreement and the Plan of Arrangement;

(v)	ensure that all material filed with the Court in connection with the Arrangement is consistent in all material respects with this Agreement and the Plan of Arrangement;

(vi)	oppose any proposal from any party that the Final Order contain any provision inconsistent with this Agreement;

(vii)

if at any time after the issuance of the Final Order and prior to the Effective Date, the Company is required by the terms of the Final Order or by Law to return to Court with respect to the Final Order, it shall do so after notice to, and in consultation and cooperation with, the Purchaser; and

(viii)

not file any material with the Court in connection with the Arrangement or serve any such material, or agree to modify or amend any material so filed or served, except as contemplated by this Agreement or with the Purchaser’s prior written consent, which consent may not be unreasonably withheld, conditioned or delayed, provided that the Purchaser may, in its sole discretion, withhold its consent with respect to any increase in or variation in the form of the Arrangement Consideration or other modification or amendment to such filed or served materials that expands or increases the Purchaser’s obligations or diminishes or limits the Purchaser’s rights set forth in any such filed or served materials or under this Agreement, the Arrangement and the Voting Support Agreements.

2.7 Company Equity Awards

The Parties acknowledge and agree that the outstanding Company Equity Awards shall be treated in accordance with the provisions of the Plan of Arrangement.

2.8 Employee Share Purchase Program

The Parties acknowledge and agree that all Class B Shares that are subject to the Employee Share Purchase Program shall be subject to the Plan of Arrangement and the holders thereof shall be entitled to receive the Arrangement Consideration in respect of such Class B Shares at the same time and on the same conditions as the Class B Shareholders pursuant to the Arrangement. The Company will take all actions (including obtaining any necessary determinations and/or resolutions of the Company Board or a committee thereof and, if appropriate, amending the terms of the Employee Share Purchase Program) that may be necessary or required under the Employee Share Purchase Program to ensure that subject to the Arrangement becoming effective, the Employee Share Purchase Program will terminate in its entirety at or immediately prior to the Effective Time and the Purchaser acknowledges and agrees that the Company shall maintain in full force and effect the Employee Share Purchase Plan until such time.

2.9 Articles of Arrangement and Effective Date

(a) The Company shall file the Articles of Arrangement with the Registrar, and the Effective Date shall occur as soon as reasonably practicable after (and in any event not later than three Business Days after) the date on which all conditions set forth in Section 6.1, Section 6.2 and Section 6.3 have been satisfied or waived (excluding conditions that, by their terms, cannot be satisfied until the Effective Time, but subject to the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is stipulated, of those conditions as of the Effective Time), unless another time or date is agreed to in writing by the Parties; provided that (i) if the Purchaser has given written notice to the Company that it requires a Marketing Period and the Marketing Period has not ended on the date of the satisfaction or waiver of the conditions set out in Article 6 (excluding conditions that, by their terms, cannot be satisfied until the Effective Time, but subject to the satisfaction or, where not prohibited, waiver by the applicable Party or Parties for whose benefit such conditions exist, of those conditions as of the Effective Time), then the Effective Date will take place instead on the earliest of (A) any Business Day during the Marketing Period as may be specified by the Purchaser on not less than three Business Days’ prior written notice to the Company (provided that the Effective Time shall not be later than the Outside Date); (B) the second Business Day after the final day of the Marketing Period (provided that the Effective Time shall not be later than the Outside Date); and (C) such other date as the Purchaser and the Company may agree in writing, but subject in each case to the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties for whose benefit a condition is stipulated, of all of the conditions set out in Article 6, and (ii) if on the date the Company would otherwise be required to file the Articles of Arrangement pursuant to this Section 2.9(a), a Party has delivered a

Termination Notice pursuant to Section 4.11(c), the Company shall not file the Articles of Arrangement until the Breaching Party has cured the breaches of representations, warranties, covenants or other matters specified in the Termination Notice. From and after the Effective Time, the Arrangement will have all of the effects provided by applicable Law, including the ABCA.

(b) The closing of the Arrangement (the “Closing”) will take place via electronic document exchange at 8:00 a.m. (Toronto time) on the Effective Date, or at such other date and time as may be agreed upon by the Parties.

2.10 Payment of Consideration

(a) The Purchaser shall, following receipt of the Final Order and prior to the filing by the Company of the Articles of Arrangement with the Registrar in accordance with Section 2.9(a), irrevocably deposit in escrow with the Depositary (the terms and conditions of such escrow to be consistent with Section 2.10(b) and otherwise satisfactory to the Parties, acting reasonably) sufficient funds and the certificates to satisfy the aggregate Arrangement Consideration payable to Company Participating Shareholders pursuant to the Plan of Arrangement.

(b) Upon completion of the Arrangement, the Depositary shall apply the funds and deliver the certificates deposited with the Depositary as contemplated in Section 2.10(a) in accordance with the Plan of Arrangement.

2.11 Withholding Taxes

The Purchaser, the Company and the Depositary and any other Person that makes a payment hereunder, as applicable, shall be entitled to deduct or withhold (or cause to be deducted or withheld) from the consideration payable or otherwise deliverable to any Person pursuant to the Arrangement or this Agreement, including Company Participating Shareholders exercising Dissent Rights, and from all dividends, other distributions or other amounts otherwise payable to any former Company Shareholders or holders of Company Options, Company RSUs, Company PSUs or Company DSUs, such Taxes or other amounts as the Purchaser, the Company, the Depositary or other Persons are or may be required, entitled or permitted to deduct or withhold with respect to such payment under the Tax Act, or any other provisions of any applicable Laws. To the extent that Taxes or other amounts are so deducted or withheld, such deducted or withheld Taxes or other amounts shall be treated for all purposes under this Agreement as having been paid to the Person in respect of which such deduction or withholding was made, provided that such deducted or withheld Taxes or other amounts are actually remitted to the appropriate Governmental Entity.

2.12 Adjustment of Consideration

(a) Notwithstanding anything in this Agreement to the contrary, if, between the date of this Agreement and the Effective Time, the Company declares or pays cash dividends on the Company Shares with a record date on or prior to the Effective Date in excess of the Company Permitted Dividends, then a corresponding reduction shall be made to the Arrangement Consideration to be paid to the Company Participating Shareholders on a dollar -for-dollar basis.

(b) Notwithstanding anything in this Agreement to the contrary, if between the date of this Agreement and the Effective Time (i) the Purchaser declares or pays dividends on the Purchaser Shares with a record date on or prior to the Effective Date other than Purchaser Permitted Dividends, or (ii) changes the number of Purchaser Shares issued and outstanding as a result of a reclassification, stock split (including a reverse stock split), recapitalization, subdivision, or other similar transaction, then the Arrangement Consideration Shares to be paid per Company Participating Share to a Shaw Family Shareholder shall be equitably adjusted to eliminate the effects of such event on the Arrangement Consideration to be paid per Company Participating Share to a Shaw Family Shareholder.

2.13 Taxation of Company Options

The Parties acknowledge that no deduction will be claimed in any taxation year by the Company (or any Person not dealing at arm’s length (for purposes of the Tax Act) with the Company), in computing its income under the Tax Act, in respect of any payment made to or for the benefit of a holder of Company Options in exchange for the surrender of Company Options pursuant to the Plan of Arrangement who (a) is a resident of Canada or who is (or, following the grant of such Company Options, was) employed in Canada (both within the meaning of the Tax Act) and (b) would, if the election and other actions contemplated by this Section 2.13 were made or taken (as the case may be), be entitled to a deduction pursuant to paragraph 110(1)(d) of the Tax Act in respect of such payment, and the Purchaser shall cause the Company to: (a) where applicable, make and timely file an election pursuant to subsection 110(1.1) of the Tax Act in respect of each such payment, and (b) provide evidence in writing of such election to each such holder.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of the Company

(a) Except as set forth in the Company Disclosure Letter, or in the Company Filings made prior to the date hereof (excluding any disclosures in the Company Filings under the headings “Caution Concerning Forward-Looking Statements” or “Known Events, Trends, Risks & Uncertainties” and any other disclosures contained therein that are predictive, cautionary or forward-looking in nature), the Company represents and warrants to the Purchaser that the representations and warranties set forth in Schedule C are true and correct as of the date hereof, and acknowledges and agrees that the Purchaser is relying upon such representations and warranties in connection with entering into and performing this Agreement.

(b) The representations and warranties of the Company contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

(c) Except for the representations and warranties set forth in this Agreement: (i) neither the Company nor any other Person makes or has made any other express or implied representation and warranty, whether written or oral, on behalf of the Company, and (ii) neither the Company nor any other Person makes or has made any representation or warranty to the Purchaser or any of its Representatives, with respect to (A) any financial projection, forecast, guidance, estimates of revenues, earnings or cash flows, budget or prospective information relating to the Company or any of its Subsidiaries or their respective businesses or operations, individually or in the aggregate, or (B) the accuracy or completeness of any information furnished or made available to the Purchaser or any of its Representatives in connection with the transactions contemplated hereby, and any such other representations or warranties are expressly disclaimed.

3.2 Representations and Warranties of the Purchaser

(a) The Purchaser represents and warrants to the Company that the representations and warranties set forth in Schedule D are true and correct as of the date hereof and acknowledge and agree that the Company is relying upon such representations and warranties in connection with entering into and performing this Agreement.

(b) The representations and warranties of the Purchaser contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

(c) Except for the representations and warranties set forth in this Agreement, neither the Purchaser nor any other Person makes or has made any other express or implied representation and warranty, whether written or oral, on behalf of the Purchaser.

ARTICLE 4

COVENANTS

4.1 Conduct of Business of the Company

(a) The Company covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except (i) with the express prior written consent of the Purchaser (such consent not to be unreasonably withheld, conditioned or delayed), (ii) as required or permitted by this Agreement or the Plan of Arrangement, (iii) in connection with any COVID-19 Measures undertaken by the Company or its Subsidiaries, or (iv) as required by Law or a Governmental Entity, the Company shall, and shall cause its Subsidiaries to, use their reasonable best efforts to conduct their business in the Ordinary Course and, in accordance, in all material respects, with applicable Laws, and the Company shall use commercially reasonable efforts to maintain and preserve in all material respects its and its Subsidiaries’ business organization, operations, assets, properties, employees, goodwill and relationships with customers, suppliers, partners and other Persons with which the Company or any of its Subsidiaries have material business relations in the Ordinary Course. Notwithstanding the foregoing provisions of this Section 4.1(a), the Company shall not be deemed to have failed to satisfy its obligations under this Section 4.1(a) to the extent such failure resulted from the Company’s failure to take any action prohibited by Section 4.1(b).

(b) Without limiting the generality of Section 4.1(a), the Company covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except (1) with the express prior written consent of the Purchaser (such consent not to be unreasonably withheld, conditioned or delayed), (2) as required or permitted by this Agreement or the Plan of Arrangement, (3) in connection with any COVID-19 Measures undertaken by the Company or its Subsidiaries, or (4) as required by Law or a Governmental Entity, the Company shall not, and the Company shall not permit any of its Subsidiaries to, directly or indirectly:

(i)	amend the Company’s or any of its Subsidiary’s Constating Documents or similar organizational documents;

(ii)	enter into any material new line of business or discontinue any material existing line of business;

(iii)	split, combine or reclassify any shares of its capital stock or amend or modify any term of any outstanding debt security;

(iv)

declare, set aside or pay any dividend or other distribution on the Company Shares (whether in stock, property or any combination thereof), except for (A) Company Permitted Dividends, or (B) other cash dividends for which the Arrangement Consideration is adjusted pursuant to Section 2.12 (it being acknowledged and agreed by the Purchaser, for the avoidance of doubt, that the Company shall be entitled to make interest payments on the Company Senior Notes in accordance with their terms);

(v)

redeem, repurchase, or otherwise acquire or offer to redeem, repurchase or otherwise acquire any shares of its capital stock or any of its other outstanding securities, including the Company Senior Notes, other than (A) in connection with the settlement of outstanding Company Equity Awards in accordance with the terms thereof, (B) the issuance of Class B Shares pursuant to the Employee Share Purchase Program, or (C) the reinvestment of dividends pursuant to the DRIP;

(vi)

other than in accordance with Schedule 4.1(b)(vi) of the Company Disclosure Letter, issue, grant, deliver, sell, pledge or otherwise encumber (other than Permitted Liens), or authorize the issuance, granting, delivery, sale, pledge or other encumbrance (other than Permitted Liens) of, any shares of the Company’s or any of its Subsidiary’s capital stock or other equity or voting interests, or any options, warrants or similar rights exercisable or exchangeable for or convertible into such capital stock or other equity or voting interests or any stock appreciation rights, phantom stock awards or other rights that are linked to the price or the value of the Company Participating Shares, except for: (A) the issuance of Company Equity Awards in accordance with Schedule 4.1(b)(vi) of the Company Disclosure Letter; (B) the issuance of Class B Shares issuable upon the exercise of the currently outstanding Company Equity Awards; or (C) the issuance of Class B Shares pursuant to the Employee Share Purchase Program;

(vii)

reduce its stated capital or reorganize, arrange, restructure, amalgamate or merge the Company or any of its Subsidiaries, other than any such reorganization, arrangement, restructuring, amalgamation or merger involving only wholly-owned Subsidiaries of the Company;

(viii)

adopt a plan of complete or partial liquidation, consolidation, winding-up or resolutions providing for the liquidation or dissolution of the Company or any of its Material Subsidiaries or any of its respective assets, or file a petition in bankruptcy under any applicable Law on behalf of the Company or any of its Subsidiaries or consent to the filing of any bankruptcy petition against the Company or any of its Subsidiaries under any applicable Law;

(ix)

acquire (by merger, consolidation, exchange, acquisition of securities, acquisitions, lease, or license of assets, contributions to capital or otherwise), directly or indirectly, in one transaction or in a series of related transactions, an interest in any Person, assets, properties, securities, interests or businesses, other than:

(A)	assets for use in Ordinary Course business operations that do not, in any fiscal year, exceed more than 105% of the amounts budgeted for such acquisitions in the Company Budget for such fiscal year;

(B)	acquisitions for consideration less than $5,000,000 on a per transaction basis or $50,000,000 in the aggregate for all such transactions;

(C)	acquisitions or capital calls in accordance with Schedule 4.1(b)(ix) of the Company Disclosure Letter; or

(D)	as permitted by Section 4.1(b)(xi);

(x)	sell, pledge, lease, license, encumber (other than a Permitted Lien) or otherwise dispose of or transfer any assets or any interest in any assets other than:

(A)	dispositions of assets for consideration less than $5,000,000 on a per transaction basis or $50,000,000 in the aggregate for all such transactions;

(B)	in relation to internal transactions solely involving the Company and its wholly-owned Subsidiaries or solely among such wholly-owned Subsidiaries;

(C)	assets sold in the Ordinary Course or accounts receivable sold pursuant to the AR Securitization Program; or

(D)	in accordance with Schedule 4.1(b)(x) of the Company Disclosure Letter;

(xi)

other than as disclosed in Schedule 4.1(b)(xi) of the Company Disclosure Letter or as permitted by Section 4.1(b)(ix), make any capital expenditure or commitment to do so which, in any fiscal year, would exceed by more than 105% the aggregate amount of capital expenditures provided for in the Company Budget for such fiscal year;

(xii)	other than in accordance with Schedule 4.1(b)(xii) of the Company Disclosure Letter:

(A)	amend or modify in any material respect, or terminate, cancel or waive or fail to exercise any material right under, any Material Contract; or

(B)

enter into any Contract (I) under which the Company or any of its Subsidiaries is obligated to make or expects to receive payment in excess of $25,000,000, or (II) which is material to the Company and its Subsidiaries, taken as a whole, which has a term greater than two years;

(xiii)	prepay any long-term Indebtedness before its scheduled maturity, or increase, create, incur, assume or otherwise become liable for any Indebtedness or guarantees thereof, other than:

(A)	Indebtedness owing by one wholly-owned Subsidiary of the Company to the Company or another wholly-owned Subsidiary of the Company, or of the Company to a wholly-owned Subsidiary of the Company;

(B)

any Indebtedness incurred to replace, renew, extend, refinance or refund any existing Indebtedness of the Company or its Subsidiaries (other than any Company Senior Notes), including Indebtedness incurred to repay or refinance related fees, expenses, premiums and accrued interest;

(C)

any advances or repayments under the Company Credit Facility or the AR Securitization Program, provided that no material breakage or other costs or penalties are payable in connection with any such prepayment; or

(D)	Indebtedness incurred in the Ordinary Course or pursuant to the Company Credit Facility or the AR Securitization Program; or

(E)	as disclosed in Schedule 4.1(b)(xiii) of the Company Disclosure Letter;

(xiv)	make any loan or advance to any Person (other than a wholly-owned Subsidiary or in respect of accounts payable to trade creditors or accrued liabilities incurred in the Ordinary Course);

(xv)	make any material change in the Company’s methods of accounting, except as required by concurrent changes in IFRS;

(xvi)

except as required by applicable Law: (A) make, change or rescind any material Tax election, information schedule, return or designation, (B) settle or compromise any material Tax claim, assessment, reassessment, liability, action, suit, proceeding, hearing or controversy, file any materially amended Tax Return, (C) enter into any material agreement with a

Governmental Entity with respect to Taxes, (D) enter into or change any material Tax sharing, Tax advance pricing agreement, Tax allocation or Tax indemnification agreement that is binding on the Company or its Subsidiaries, (E) surrender any right to claim material Tax abatement, reduction, deduction, exemption, credit or refund, (F) consent to the extension or waiver of the limitation period applicable to any material Tax matter, or (G) make a request for a material Tax ruling to any Governmental Entity or (H) materially amend or change any of its methods for reporting income, deductions or accounting for income Tax purposes;

(xvii)

knowingly take any action or knowingly enter into any transaction (other than the implementation of the transactions contemplated in this Agreement, the Plan of Arrangement and Voting Support Agreements and actions taken in the Ordinary Course) that could reasonably be expected to have the effect of materially reducing or eliminating the amount of the tax cost “bump” pursuant to paragraphs 88(1)(c) and 88(1)(d) of the Tax Act in respect of the securities of any Subsidiaries of the Company and other non-depreciable capital property owned by the Company or any of its Subsidiaries on the date hereof, upon an amalgamation or winding up of the Company or any of its Subsidiaries or any of their respective successors;

(xviii)

other than as required by the terms of any Collective Agreement, Employee Plan or applicable Law, or as disclosed in Schedule 4.1(b)(xviii) of the Company Disclosure Letter, and except for annual increases in compensation levels of the Company Employees, taken as a whole, that do not exceed [Redacted – commercially sensitive] % in the aggregate relative to such compensation levels in respect of the most recently completed fiscal year of the Company, grant any increase or decrease in the amount of wages, salaries, bonuses, incentives or other compensation payable to any Company Employees;

(xix)

enter into any collective agreement or union agreement or amend, modify, terminate or waive any right under the Collective Agreements or agree to any such amendment, modification, termination or waiver of rights, provided however, that the Company may in the Ordinary Course negotiate, in good faith and enter into, supersede, extend, amend, modify, terminate or renew any Collective Agreement which has expired, or is within six months of expiring, provided that the Company agrees to reasonably consult with the Purchaser and to consider in good faith the Purchaser’s opinions with respect to the aforementioned matters;

(xx)

other than in accordance with Schedule 4.1(b)(xx) of the Company Disclosure Letter, as permitted by Section 4.1(b)(xviii) or as required by the terms of any Collective Agreement, Employee Plan or written employment agreement:

(A)	make any bonus or profit sharing distribution or similar payment of any kind, or adopt or otherwise implement any employee or executive bonus or retention plan or program;

(B)

increase any severance, change of control or termination pay or similar compensation or benefits payable to (or amend any existing Contract with) any Company Employee or any director or independent contractor of the Company or any of its Subsidiaries;

(C)

enter into any employment, deferred compensation, independent contractor, consultant, or other similar Contract (or amend any such existing Contract) with any director or officer of the Company or, other than in the Ordinary Course, any Company Employee (other than a director or officer), independent contractor or consultant;

(D)

loan or advance money or other property by the Company or its Subsidiaries to any of their present or former directors, officers or Company Employees (other than expense reimbursements, expense accounts and advances in the Ordinary Course);

(E)

terminate any Employee Plan, amend or modify, in a material way, any Employee Plan, or adopt any plan, agreement, program, policy, trust, fund or other arrangement that would be an Employee Plan if it were in existence as of the date hereof;

(F)	increase, or agree to increase, any funding obligation or accelerate, or agree to accelerate, the timing of any funding contribution or vesting under any Employee Plan; or

(G)	fund any pension solvency deficit;

(xxi)

other than as disclosed in Schedule 4.1(b)(xxi) of the Company Disclosure Letter, enter into any transaction with a “related party” (within the meaning of MI 61-101), except for transactions consistent in type and quantum with such transactions as disclosed in the Company Filings, or expense reimbursements, expense accounts and advances in the Ordinary Course;

(xxii)

amend, modify, terminate, cancel or let lapse any material insurance (or re-insurance) policy of the Company or any Subsidiary in effect on the date of this Agreement unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the terminated, cancelled or lapsed policies for substantially similar premiums are in full force and effect;

(xxiii) other

than in the Ordinary Course, in connection with this Agreement or the transactions contemplated herein, abandon or fail to diligently pursue any application for any material Authorization of the Company or any of its Subsidiaries required by applicable Law, or take or omit to take any action that would reasonably be expected to lead to the termination of any such material Authorization;

(xxiv)

 other than in accordance with Schedule 4.1(b)(xxiv) of the Company Disclosure Letter, release, compromise or settle any litigation, proceeding or governmental investigation affecting the Company or any of its Subsidiaries reasonably expected to involve an amount in excess of $5,000,000 in the aggregate over the amount reflected or reserved against in the balance sheet (or notes thereto) included in the Company Filings relating to such litigation, proceedings or investigations, as applicable, or which could reasonably be expected to impede, prevent or delay the consummation of the transactions contemplated by this Agreement;

(xxv)

grant or commit to grant an exclusive licence or otherwise transfer any of the Company’s Intellectual Property or exclusive rights in or in respect thereto that is material to the Company and its Subsidiaries taken as a whole, other than to wholly-owned Subsidiaries;

(xxvi)

 enter into or amend any Contract with any broker, finder or investment banker, including any amendment of the engagement letters with the Financial Advisors in connection with the Arrangement and the transactions contemplated hereby; or

(xxvii)	authorize, agree, resolve or otherwise commit, whether or not in writing, to do any of the foregoing.

(c) Notwithstanding anything to the contrary in this Agreement, nothing in this Agreement (i) is intended to allow the Purchaser to exercise material influence over the operations of the Company prior to the Effective Time, or (ii) shall be interpreted in such a way as to place any Party in violation of applicable Law or Authorization.

(d) The Purchaser shall, promptly following the date hereof, designate two individuals from either of whom the Company may seek consent to undertake any actions not otherwise permitted to be taken by this Section 4.1 and shall ensure that such individuals will respond, on behalf of the Purchaser, to the requests of the Company in an expeditious manner.

(e) The Company agrees to use commercially reasonable efforts to maintain, from time to time, its inventory levels at levels consistent in all material respects, with historical inventory levels, as disclosed in the Company Filings.

(f) Each of the Company and the Purchaser acknowledge and confirm that in respect of their communications they have at all times complied with, and will continue to comply with, ISED Canada’s policy on prohibition of collusion and other communication rules applicable to spectrum license auctions.

(g) The Company agrees that it will not, and will cause its Subsidiaries to not, wilfully take any of the actions set forth in Schedule 4.1(g) of the Company Disclosure Letter.

4.2 Conduct of the Business of the Purchaser

The Purchaser covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except as required or permitted by this Agreement or the Plan of Arrangement or as required by Law or a Governmental Entity, the Purchaser shall not, and the Purchaser shall not permit any of its Subsidiaries to, directly or indirectly:

(a)

amend the Purchaser’s or any of its Subsidiary’s Constating Documents or similar organizational documents (including any term of the Purchaser Shares) in any manner that would have a material and adverse impact on the value of the Purchaser Shares, except that this restriction shall not apply (i) if the Purchaser irrevocably agrees to appropriately adjust the Arrangement Consideration Shares to be paid per Company Participating Share to the Shaw Family Shareholders to eliminate the effects of such event on the Arrangement Consideration to be paid per Company Participating Share to the Shaw Family Shareholders, or (ii) to amendments to create one or more new series of preferred shares of the Purchaser into which debt securities issued in a Substitute Financing or Alternative Financing may be converted or exchanged, and any corresponding amendments to modify the rights, privileges, restrictions or conditions to any existing series of preferred shares of the Purchaser to accommodate those new series of preferred shares of the Purchaser;

(b)	adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of the Purchaser;

(c)

reorganize, amalgamate, merge or proceed with any business combination or acquisition transaction with any other Person, nor acquire by amalgamating, merging, consolidating, combining with, purchasing a majority of the voting securities of, or substantially all of the assets of or otherwise, any business or Person, nor sell, facilitate or permit the sale by any of the foregoing methods voting securities or substantially all of the assets of the Purchaser to any Person (in each case, excluding any such transaction involving only the Company and/or one or more of its wholly-owned Subsidiaries) where such transaction would reasonably be expected to materially delay, impede or impair the transactions contemplated by this Agreement; or

(d)	authorize, agree, resolve or otherwise commit, whether or not in writing, to do any of the foregoing;

provided that nothing in this Section 4.2 shall restrict or prevent any issuance of debt, equity or hybrid securities in connection with the Arrangement, nor any other action reasonably necessary or advisable in connection with the Arrangement.

4.3 Covenants of the Company Relating to the Arrangement

(a) Subject to the terms and conditions of this Agreement, the Company shall, and shall cause its Subsidiaries to, perform all obligations required to be performed by the Company or any of its Subsidiaries under this Agreement, cooperate with the Purchaser in connection therewith, and do all such other commercially reasonable acts and things as may be necessary or desirable to consummate and make effective, as soon as reasonably practicable, the Arrangement and, without limiting the generality of the foregoing, the Company shall and, where appropriate, shall cause its Subsidiaries to (other than in connection with obtaining the Regulatory Approvals, which approvals shall be governed by the provisions of Section 4.5):

(i)

use commercially reasonable efforts, upon reasonable consultation with the Purchaser, to oppose, lift or rescind any Order seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend, or cause to be defended, any lawsuits or proceedings to which it is a party or brought against it or its directors or officers challenging the Arrangement or this Agreement, provided that neither the Company nor any of its Subsidiaries will consent to the entry of any judgment or settlement with respect to any such lawsuit or proceeding without the prior written approval of the Purchaser, not to be unreasonably withheld, conditioned or delayed;

(ii)

use its commercially reasonable efforts to satisfy all conditions precedent in this Agreement and carry out the terms of the Interim Order and the Final Order applicable to it and comply promptly with all requirements imposed by Law on it or its Subsidiaries with respect to this Agreement or the Arrangement;

(iii)

not take any action, or refrain from taking any commercially reasonable action, or permit any action to be taken or any commercially reasonable action not to be taken, which is inconsistent with this Agreement or which would reasonably be expected to prevent, materially delay or otherwise impede the consummation of the Arrangement;

(iv)

use commercially reasonable efforts to obtain and maintain all third party or other consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations that are (A) required under the Material Contracts in connection with the Arrangement, or (B) required in order to maintain the Material Contracts in full force and effect following completion of the Arrangement, in each case, on terms that are reasonably satisfactory to the Purchaser, and without paying, and without committing itself or the Purchaser to pay, any consideration or incur any liability or obligation without the prior written consent of the Purchaser (it being expressly agreed by the Purchaser that the receipt of any such consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations is not a condition to the closing of Arrangement);

(v)

use commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Entities from the Company and its Subsidiaries relating to the Arrangement; and

(vi)

use commercially reasonable efforts to assist in causing each member of the Company Board and the board of directors of each of the Company’s wholly-owned Subsidiaries (in each case to the extent requested by the Purchaser) to be replaced by Persons designated or nominated, as applicable, by the Purchaser effective as of the Effective Time.

(b) The Company shall promptly notify the Purchaser of:

(i)	any Material Adverse Effect after the date hereof;

(ii)

any notice or other communication from any Person alleging (A) that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person is or may be required in connection with this Agreement or the Arrangement, or (B) that such Person is terminating, may terminate, or is otherwise materially adversely modifying or may materially adversely modify its relationship with the Company or any of its Subsidiaries as a result of this Agreement or the Arrangement;

(iii)

(A) any written notice or other written communication from any bargaining agent representing Company Employees giving notice to bargain and as permitted by Law, copies of any proposals made by any such bargaining agent that, if implemented, would materially modify the terms of a Collective Agreement; and (B) the status of any ongoing collective bargaining negotiations with any union between the date of the Agreement and the Effective Time and promptly provide the Purchaser with copies of all material documents provided by either party in the course of any such collective bargaining negotiations;

(iv)

other than in connection with the Regulatory Approvals (which shall be governed by Section 4.5), unless prohibited by Law, any notice or other communication from any Governmental Entity in connection with this Agreement (and the Company shall contemporaneously provide a copy of any such written notice or communication to the Purchaser); or

(v)

any (A) material filing, actions, suits, claims, investigations or proceedings commenced or, to the knowledge of the Company, threatened against, relating to or involving or otherwise affecting the Company or its Subsidiaries in connection with this Agreement or the Arrangement.

(c) The Company will ensure that it has available funds to pay the Termination Amount, if payable.

4.4 Covenants of the Purchaser Relating to the Arrangement

(a) Subject to the terms and conditions of this Agreement, the Purchaser shall perform all obligations required to be performed by it under this Agreement, cooperate with the Company in connection therewith, and do all such other commercially reasonable acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the Arrangement and, without limiting the generality of the foregoing, the Purchaser shall (other than in connection with obtaining the Regulatory Approvals, which approvals shall be governed by the provisions of Section 4.5):

(i)

use its commercially reasonable efforts, upon reasonable consultation with the Company, to oppose, lift or rescind any Order seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging the Arrangement or this Agreement;

(ii)	use commercially reasonable efforts to effect all necessary registrations, filings and submission of information required by Governmental Entities from it relating to the Arrangement;

(iii)

use its commercially reasonable efforts to satisfy all conditions precedent in this Agreement and carry out the terms of the Interim Order and the Final Order applicable to it and comply promptly with all requirements imposed by Law on it or its Subsidiaries with respect to this Agreement or the Arrangement;

(iv)

not take any action, or refrain from taking any commercially reasonable action, or permit any action to be taken or any commercially reasonable action not to be taken, which is inconsistent with this Agreement or which would reasonably be expected to prevent, materially delay or otherwise impede the consummation of the Arrangement; and

(v)

obtain conditional approval of the listing and posting for trading of the Arrangement Consideration Shares on the TSX (subject only to customary conditions) and the NYSE (subject only to official notice of issuance).

(b) The Purchaser shall promptly notify the Company of:

(i)	any Purchaser Material Adverse Effect after the date hereof;

(ii)

any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person is required in connection with this Agreement or the Arrangement;

(iii)

other than in connection with the Regulatory Approvals (which shall be governed by Section 4.5), unless prohibited by Law, any notice or other communication from any Governmental Entity in connection with this Agreement (and the Purchaser shall contemporaneously provide a copy of any such written notice or communication to the Company); or

(iv)

any material filing, actions, suits, claims, investigations or proceedings commenced or, to the knowledge of the Purchaser, threatened against, relating to or involving or otherwise affecting the Purchaser or any of its Subsidiaries in connection with this Agreement or the Arrangement.

(c) The Purchaser will ensure that it has available funds to pay the Reverse Termination Amount, if payable.

4.5 Regulatory Approvals

(a) The Parties agree to use their respective best efforts to obtain all Regulatory Approvals and a No Action Letter and to effect all necessary registrations, filings and submissions of information required by Governmental Entities from either of them relating to the Arrangement as soon as reasonably practicable and in any event so as to allow the Effective Time to occur before the Outside Date.

(b) The Parties agree that:

(i)	the Purchaser shall, as soon as reasonably practicable and in any event within 20 Business Days following the date hereof or such other period of time as may be agreed by the Parties:

(A)	file with the Commissioner of Competition a pre-merger notification pursuant to Part IX of the Competition Act in relation to the transactions contemplated by this Agreement; and

(B)

file with the Commissioner of Competition a competition brief in respect of the transactions contemplated by this Agreement requesting an advance ruling certificate under section 102 of the Competition Act or in the alternative a No Action Letter;

(ii)

the Company shall, as soon as reasonably practicable and in any event within 20 Business Days following the date hereof or such other period of time as may be agreed by the Parties, file a pre-merger notification pursuant to Part IX of the Competition Act in relation to the transactions contemplated by this Agreement;

(iii)

the Parties shall, as soon as reasonably practicable and in any event within 20 Business Days following the date hereof or such other period of time as may be agreed by the Parties file an application, including all required related documents and instruments, for the CRTC Approval;

(iv)

the Parties shall, as soon as reasonably practicable, seek informal, non-binding advice on a confidential basis from ISED Canada with respect to the transfer of the ISED Licenses, as contemplated herein, and as promptly as practicable after receiving any non-binding advice from ISED Canada, but in any event not later than 20 Business Days following the date hereof or such other period of time as may be required by ISED Canada or agreed to by the Parties, file an application, including all required related documents and instruments, for the ISED Approval;

(v)

notwithstanding anything to the contrary in this Agreement, the Purchaser shall have responsibility for the determination and direction of all efforts related to the obtaining of the Regulatory Approvals, including but not limited to the preparation and presentation of all filings, applications or submissions required to obtain the Regulatory Approvals; leading all planning, communications and strategies relating to such efforts; making any determinations regarding withdrawing and refiling any applications, entering any timing agreements or making other determinations related to timing, in each case so long as such action does not delay the Effective Time beyond the Outside Date; and leading the defence to any litigation. The Purchaser shall provide the Company with a reasonable opportunity to consider and comment on its strategy, efforts and proposed efforts related to the obtaining of the Regulatory Approvals, and shall give reasonable consideration to any such comments. Subject to applicable Law, Company shall take all actions requested by Purchaser acting reasonably to support the Purchaser in connection with the efforts related to the obtaining of the Regulatory Approvals. Such support shall include, but is not limited to, entering into any timing agreements with a Governmental Entity (provided any such timing agreement does not delay the Effective Time beyond the Outside Date) and facilitating the reasonable information requirements of third parties as the Purchaser may reasonably determine is advisable in connection with the efforts related to obtaining the Regulatory Approvals.

(c) The Parties shall:

(i)

with respect to any proposed applications, notices, filings, submissions, correspondence, agreements, orders, undertakings, or other information or communications relating to the Regulatory Approvals by one Party, provide the other Party the assistance it may request in the preparation of the same (including providing any information reasonably requested by the other Party or its outside counsel), provide the other Party with draft copies thereof in advance and a reasonable opportunity to review and comment thereon prior to supplying to or filing with a Governmental Entity, and provide the other Party with final copies thereof once supplied or filed, as applicable (except for any such materials or parts thereof that the disclosing party, acting reasonably, considers confidential and competitively sensitive, which then shall be provided on an outside counsel-only basis to external counsel of the other Party);

(ii)

cooperate on a timely basis in the preparation of any response by the other Party to any request for additional information received by such other Party from a Governmental Entity in connection with the Regulatory Approvals;

(iii)

promptly provide or submit all documentation and information that is required by Law or a Government Entity, or advisable in the opinion of the Purchaser, acting reasonably, in connection with obtaining the Regulatory Approvals;

(iv)

in the event a request is issued under subsection 114(2) of the Competition Act, use their best efforts to respond in a manner that is consistent with reasonable requests by Purchaser and that is correct and complete in all material respects in 75 or fewer days of the issuance of such request; provided, however, that if the Company does not respond to any request issued under subsection 114(2) of the Competition Act within such 75-day period, then, the Outside Date shall be extended by the number of days in excess of 75 that the Company requires to respond in accordance with the obligations in this paragraph 4.5(c)(iv);

(v)

provide the other Party and its counsel with advance notice of and the opportunity to participate in any meeting, telephone call or other discussion with any Governmental Entity in connection with the Regulatory Approvals;

(vi)

otherwise keep each other reasonably informed, on a timely basis, of the status of discussions with any Governmental Entity relating to the Regulatory Approvals, including promptly providing copies of any written communications received from Governmental Entities in connection with the Regulatory Approvals or summaries of any verbal communications received in that regard; and

(vii)

effect such presentations and assist at such discussions or meetings with a relevant Governmental Entity as the Purchaser may determine is appropriate for the purpose of obtaining the Regulatory Approvals.

(d) Notwithstanding anything to the contrary herein, in fulfilling its obligations under this Section 4.5, the Purchaser shall:

(i)

propose, negotiate, agree to and effect, by undertaking, commitment, consent agreement, trust, hold separate agreement, Contract, Order or otherwise (and execute and deliver any additional instruments necessary to allow the consummation of the Arrangement and to fully carry out the intention of the Agreement) (A) the sale, divestiture, licensing, holding separate or disposition of all or any part of the businesses or assets of the Purchaser, its affiliates, the Company or its subsidiaries; (B) the termination of any existing contractual rights, relationships and obligations, or entry into or amendment of any licensing arrangements or other contractual relationships; and (C) commitments imposing any other conditions, restrictions, limitations, undertakings, forfeitures or agreements affecting the Purchaser’s and its affiliates’ full rights or ownership of its properties, operations or businesses or the properties, operations or businesses of the Company and its subsidiaries; provided, however, that (Y) any such action is conditioned upon the consummation of the transactions contemplated by this Agreement, and (Z) any effort by the Purchaser to resist or reduce the scope of any such action shall be deemed consistent with its obligations to take best efforts so long as such efforts do not delay the Effective Time beyond the Outside Date taking into account regulatory consents and approvals required for divestitures or other actions that may be required for Purchaser to fulfill its obligations under this Section 4.5; and

(ii)

if any objections are asserted with respect to the transactions contemplated by this Agreement under any Law, or if any proceeding is instituted or threatened by or before any Governmental Entity challenging or which could lead to a challenge of any of the transactions contemplated by this Agreement, the Purchaser shall use its best efforts to resolve such objection or proceeding, including by using its best efforts to avoid, oppose or seek to have lifted or rescinded any decree, order, application or judgment that would restrain, prevent or delay the Closing and defending any lawsuit or other legal proceedings, whether judicial or administrative, challenging or delaying this Agreement or the consummation of the Arrangement.

(e) The Parties shall not, and shall not allow any of their Subsidiaries to, take any action or enter into any transaction, including any merger, acquisition, business combination, joint venture, disposition, lease or contract, that would reasonably be expected to prevent, delay or impede the obtaining of, or increase the risk of not obtaining, the Competition Act Clearance, the CRTC Approval or the ISED Approval, or otherwise prevent, delay or impede the consummation of the transactions contemplated by this Agreement; provided, however, that the Purchaser may agree to the extension of a waiting period or enter into a timing agreement, if the Purchaser determines it to be advisable so long as such efforts do not delay the Effective Time beyond the Outside Date.

(f) All filing and similar fees paid to Governmental Entities associated with obtaining the Regulatory Approvals, including applicable Taxes, shall be borne by the Purchaser

4.6 Access to Information; Confidentiality

(a) Subject to applicable Law and the terms of any existing Contracts, upon reasonable notice, the Company shall (and shall cause its Subsidiaries to) afford the Purchaser and its Representatives reasonable access during normal business hours, throughout the period prior to the Closing, to its employees, properties, books, Contracts and records (including Tax Returns and Tax work papers), and, during such period, the Company shall (and shall cause its Subsidiaries to) furnish as promptly as practicable to the Purchaser and its Representatives all information concerning its business, properties and personnel as may be reasonably requested, and shall provide such on-site access for a reasonable number of Representatives of the Purchaser at the Company’s headquarters and other key facilities, during normal business hours and in such manner as does not unreasonably interfere with the conduct of the business of the Company and its Subsidiaries, for Representatives of such other Party who will be designated by such Party to assist in transitional matters. All requests for information made pursuant to this Section 4.5(a) shall be directed to the executive officer or other Persons designated by the Company. No information received pursuant to this Section 4.5(a) or at any time prior to or following the date of this Agreement shall affect or be deemed to modify any representation or warranty made by the Company herein.

(b) This Section 4.5(a) shall not require the Company or its Subsidiaries to permit any access, or to disclose any information that, in the reasonable, good faith judgment of the Company, after consultation with outside counsel, would reasonably be expected to result in the breach of any Contract, any violation of any Law or cause any privilege (including attorney-client privilege) that the Company or its Subsidiaries would be entitled to assert to be waived with respect to such information; provided that, the Parties hereto shall cooperate in seeking to find a way to allow disclosure of such information to the extent doing so (i) would not (in the good faith judgment of the Company, after consultation with outside counsel) be reasonably likely to result in the breach of any Contract, any violation of any such Law or be likely to cause such privilege to be waived with respect to such information, or (ii) could reasonably (in the good faith judgment of the Company, after consultation with outside legal counsel) be managed through the use of customary “clean-room” arrangements.

(c) The Parties acknowledge that the Confidentiality Agreement continues to apply in accordance with its terms and, in the case of the Company, that any information provided under this Section 4.5(a) that is Confidential Information (as defined in the Confidentiality Agreement) shall be subject to the terms of the Confidentiality Agreement; provided that to the extent that any provision of the Confidentiality Agreement conflicts with the terms of this Agreement, the terms of this Agreement will prevail. If this Agreement is terminated in accordance with its terms, the obligations under the Confidentiality Agreement shall survive the termination of this Agreement in accordance with its terms.

4.7 Pre-Acquisition Reorganization

(a) Subject to Section 4.7(b), the Company agrees that, upon request of the Purchaser, the Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to: (i) implement such reorganizations of their corporate structure, capital structure, business, operations and assets or such other transactions as the Purchaser may request, acting reasonably, including amalgamations, liquidations, reorganizations, continuances (including commencing a continuance process), or share transfers or asset transfers (each a “Pre-Acquisition Reorganization”), (ii) cooperate with the Purchaser and its advisors to determine the nature of the Pre-Acquisition Reorganizations that might be undertaken and the manner in which they would most effectively be undertaken; and (iii) reasonably cooperate with the Purchaser and its advisors to seek to obtain any material consents, approvals, waivers or similar authorizations, if any, which are reasonably required in connection with the Pre-Acquisition Reorganization, provided that any out-of-pocket costs, fees or expenses of the Company or any of its Subsidiaries associated therewith shall be at the Purchaser ’s sole expense.

(b) The Company will not be obligated to implement any Pre-Acquisition Reorganization under Section 4.7(a) unless such Pre-Acquisition Reorganization:

(i)	is not prejudicial to the Company, the Company Shareholders or holders of the Company Senior Notes in any material respect;

(ii)	does not impair the ability of the Company or the Purchaser to consummate, and will not materially delay the consummation of, the Arrangement;

(iii)	does not reduce the Arrangement Consideration or change the form of Arrangement Consideration to be received by the Company Participating Shareholders, as applicable;

(iv)	can be effected prior to, but as close as reasonably practicable to, the Effective Date;

(v)

does not require the Company or any of its Subsidiaries to take any action that could reasonably be expected to result in Taxes being imposed on, or any adverse Tax or other consequences to, the Company Shareholders or holders of the Company Senior Notes incrementally greater than the Taxes or other consequences to such party in connection with the completion of the Arrangement or the other transactions contemplated by this Agreement in the absence of action being taken pursuant to Section 4.7(a);

(vi)

does not result in any breach by the Company or any of its Subsidiaries of any Material Contract or Authorization or any breach by the Company or any of its Subsidiaries of their respective Constating Documents, organizational documents or Law;

(vii)	does not result in a change of control, default, or acceleration of the Company Credit Facility, the Company Senior Notes or other Contract of the Company providing for the incurrence of Indebtedness;

(viii)	does not, in the opinion of the Company, acting reasonably, unreasonably interfere with the ongoing operations of the Company or any of its Subsidiaries;

(ix)

does not require any approval of any Governmental Entity or third party not otherwise required to close the Arrangement that would materially impede or delay the consummation of the transactions contemplated in this Agreement;

(x)	does not result in the withdrawal or material modification of the Fairness Opinions;

(xi)	does not require the directors, officers, employees or agents of the Company or its Subsidiaries to take any action in any capacity other than as a director, officer, employee or agent; and

(xii)

does not become effective unless the Purchaser has waived or confirmed in writing the satisfaction of all conditions in its favour under Article 6 and has confirmed in writing that it is prepared to promptly and without condition (other than compliance with Section 4.7(a)) proceed to effect the Arrangement.

(c) The Purchaser must provide written notice to the Company of any proposed Pre-Acquisition Reorganization at least 35 Business Days prior to the Effective Date (unless providing such notice less than 35 Business Days prior to the Effective Date is not prejudicial to the Company, acting reasonably). Upon receipt of such notice, the Company and the Purchaser shall work cooperatively and use their commercially reasonable efforts, to prepare prior to the Effective Time all documentation necessary and do such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganization, including any amendment to this Agreement or the Plan of Arrangement (provided that such amendments do not require the Company to obtain approval of the Company Shareholders or holders of the Company Senior Notes).

(d) If the Arrangement is not completed (unless this Agreement is terminated pursuant to Section 7.2(a)(iv)(A) [Breach of Representation or Warranty or Failure to Perform Covenants by the Company]), the Purchaser shall (i) forthwith reimburse the Company for all reasonable out-of-pocket costs and expenses incurred in connection with any proposed Pre—Acquisition Reorganization, including any reasonable costs incurred by the Company in order to restore the organizational structure of the Company to a substantially similar structure of the Company as at the date hereof; and (ii) indemnify the Company, its Subsidiaries, and their respective officers, directors and employees (to the extent that such officers, directors and employees are assessed with statutory liability therefor) for all direct and indirect liabilities, losses, Taxes, damages, claims, costs, expenses, interest awards, judgments and penalties suffered or incurred by any of them in connection with or as a result of any Pre-Acquisition Reorganization (other than those costs and expenses reimbursed in accordance with the foregoing clause (i)).

(e) The Purchaser agrees that any Pre-Acquisition Reorganization will not be considered in determining whether a representation or warranty of the Company under this Agreement has been breached (including where any such Pre-Acquisition Reorganization requires the consent of any third party under a Contract).

(f) Without limiting the generality of the foregoing, the Company acknowledges that the Purchaser may enter into one or more transactions designed to increase the tax cost of certain non-depreciable capital property of the Company or its Subsidiaries for purposes of the Tax Act, and agrees to use commercially reasonable efforts to assist the Purchaser and to provide information reasonably required by the Purchaser in this regard on a timely basis and to assist in obtaining any such information in order to facilitate such transactions as reasonably requested by the Purchaser, provided that any out-of-pocket costs, fees or expenses of the Company or any of its Subsidiaries associated therewith shall be at the Purchaser ’s sole expense.

4.8 Company Preferred Shares

(a) The Purchaser shall have the option, in its sole discretion, to require the Company to use its reasonable best efforts to redeem the Company Preferred Shares on June 30, 2021 (the “Redemption Date”) in accordance with the terms of the Company Preferred Shares as set out in the Constating Documents (the “Preferred Share Redemption”), by providing written notice to the Company not later than 40 days prior to the Redemption Date (the “Redemption Notice”). Upon receipt of the Redemption Notice, the Company shall use its reasonable best efforts to complete the Preferred Share Redemption on the Redemption Date.

(b) If the Purchaser provides the Company with a Redemption Notice, the Company provides a notice of redemption to Company Preferred Shareholders in accordance with the Constating Documents, the Arrangement is not completed (unless this Agreement is terminated by the Purchaser pursuant to Section 7.2(a)(iv)(A) [Breach of Representation or Warranty or Failure to Perform Covenants by the Company]) and the Company Preferred Shares are redeemed pursuant to such notice of redemption (whether the Redemption Date is prior to or following such termination) the Purchaser shall forthwith following the later of such termination of this Agreement or the Redemption Date: (i) reimburse the Company for all reasonable out-of-pocket costs and expenses incurred in connection with the Preferred Share Redemption; and (ii) make a payment to the Company, by wire transfer of immediately available funds to an account designated by the Company, in the amount of $120,000,000 as reimbursement to the Company for its out-of-pocket costs and expenses incurred in connection with the Preferred Share Redemption. For the avoidance of doubt, amounts paid by the Purchaser to the Company pursuant to this Section 4.8(b) shall not be credited towards the payment of the Reverse Termination Amount.

4.9 Tax Matters

The Company covenants and agrees that, until the Effective Date, the Company and its Subsidiaries shall (a) duly and timely file with the appropriate Governmental Entity, all material Tax Returns required to be filed by any of them, which shall be correct and complete in all material respects, and (b) pay, withhold, collect and remit to the appropriate Governmental Entity in a timely fashion all material amounts required to be so paid, withheld, collected or remitted. The Company shall keep the Purchaser reasonably informed of any material events, discussions, notices or changes with respect to any Tax audit or investigation by a Governmental Entity or any material action, suit, proceeding, or hearing involving the Company or any of its Subsidiaries (other than Ordinary Course communications which could not reasonably be expected to be material to the Company and the Subsidiaries on a consolidated basis).

4.10 Public Communications

(a) The Parties agree to jointly issue a press release with respect to this Agreement as soon as practicable after its due execution. The Parties shall reasonably cooperate in the development of a joint communication plan (including the preparation of presentations) with respect to the respective securityholders, customers, suppliers, employees and other stakeholders of the Parties regarding the Arrangement and the transactions contemplated by this Agreement.

(b) A Party shall not issue any press release or make any other public statement or disclosure with respect to this Agreement or the Arrangement, including in connection with the Company Meeting, without the prior written consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed); provided, however, that, notwithstanding anything to the contrary in this Agreement, each Party shall be permitted to make any disclosure or filing in accordance with applicable Securities Laws, and if, in the opinion of its outside legal counsel, such disclosure or filing is required and the other Party has not reviewed or commented on the disclosure or filing, the Party shall use its reasonable best efforts to give the other Party prior oral or written notice and a reasonable opportunity to review or comment on the disclosure or filing (other than with respect to confidential information contained in such disclosure or filing). The Party making such disclosure shall give reasonable consideration to any comments made by the other Parties or their respective counsel, and if such prior notice is not possible, shall give such notice immediately following the making of such disclosure or filing. Notwithstanding the foregoing, a Party (i) may make internal announcements to employees and have discussions with its shareholders, financial analysts and other stakeholders relating to this Agreement or the transactions contemplated hereby, and (ii) may make public announcements in the Ordinary Course that do not relate specifically to this Agreement or the Arrangement, provided that, in each case, such announcements or discussions, as applicable, are not inconsistent with (A) the most recent press release, public disclosures or public statements made by the Company or the Purchaser that were approved by both Parties prior to filing or release, as applicable, and (B) the joint communication plan referred to in Section 4.10(a); and provided further that, except as required by Article 5, the Company shall have no obligation to obtain the consent of or consult with the Purchaser in connection with any press release, public statement, disclosure or filing by the Company with respect to a Change in Recommendation. For the avoidance of doubt, the Parties agree that the provisions of this Section 4.10 shall not apply to filings or disclosures in connection with the Company Circular, the Interim Order and the Final Order, which shall be governed by other provisions of this Agreement.

(c) The Parties acknowledge that each of the Company and the Purchaser will file this Agreement (with such redactions as may be mutually agreed upon between the Company and the Purchaser, each acting reasonably) and a material change report relating thereto on SEDAR.

4.11 Notice and Cure Provisions

(a) Each Party shall promptly notify the other Party of the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would, or would be reasonably likely to:

(i)

cause any of the representations or warranties of such Party contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date of this Agreement to the Effective Time; or

(ii)	give rise to, a failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party under this Agreement.

(b) Notification provided under this Section 4.11 will not affect the representations, warranties, covenants, conditions, agreements or obligations of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under this Agreement.

(c) The Company may not elect to exercise its right to terminate this Agreement pursuant to Section 7.2(a)(iii)(A) [Breach of Representation or Warranty or Failure to Perform Covenants by the Purchaser] and the Purchaser may not elect to exercise its right to terminate this Agreement pursuant to Section 7.2(a)(iv)(A) [Breach of Representation or Warranty or Failure to Perform Covenants by the Company], unless the Party seeking to terminate the Agreement (the “Terminating Party”) has delivered a written notice (“Termination Notice”) to the other Party (the “Breaching Party”) specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Terminating Party asserts as the basis for termination. After delivering a Termination Notice, provided the Breaching Party is proceeding diligently to cure such matter and such matter is capable of being cured prior to the Outside Date, the Terminating Party may not exercise such termination right until the earlier of (a) the Outside Date, and (b) the date that is 10 Business Days following receipt of such Termination Notice by the Breaching Party, if such matter has not been cured by such date, provided that, for greater certainty, if any matter is not capable of being cured by the Outside Date, the Terminating Party may immediately exercise the applicable termination right.

(d) If the Terminating Party delivers a Termination Notice prior to the date of the Company Meeting, unless the Parties agree otherwise, the Company shall postpone or adjourn the Company Meeting to the earlier of (a) five Business Days prior to the Outside Date and (b) the date that is 10 Business Days following receipt of such Termination Notice by the Breaching Party.

4.12 Employee Matters

(a) The Parties acknowledge that any change of control, retention, severance or any other similar payments owed to Company Employees or the directors of the Company by the Company or any of its Subsidiaries as a result of the completion of the Arrangement (as disclosed in Schedule 4.12(a) of the Company Disclosure Letter) shall, subject to Schedule 4.12(a) of the Company Disclosure Letter, be paid by the Company to such Company Employees or directors on the Effective Date in accordance with the terms of the applicable Employee Plan and Schedule 4.12(a) of the Company Disclosure Letter prior to or simultaneously with the sending by the Company of the Articles of Arrangement to the Director in accordance with Section 2.9.

(b) The Purchaser hereby agrees to comply with the terms set forth in Schedule 4.12(b) of the Company Disclosure Letter.

(c) With respect to all employee benefit plans of the Purchaser and its affiliates that the Purchaser or its affiliates designate as being for the benefit of Company Employees, for all purposes, including determining eligibility to participate, level of benefits, vesting, benefit accruals and early retirement subsidies, each Company Employee’s service with the Company or any of its Subsidiaries (as well as service with any predecessor employer of the Company or any such Subsidiary, to the extent service with the predecessor employer was recognized by the Company or such Subsidiary) shall be treated as service with the Purchaser or any of its affiliates; provided, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits or compensation for the same period of service or is not permitted under the applicable benefit plan and subject, in any case, to compliance with applicable Laws with respect to the Company Employees who are subject to a Collective Agreement or a union certification application, as may be amended or modified from time to time in accordance with such Collective Agreement and applicable Law.

(d) Notwithstanding anything in this Agreement to the contrary, this Section 4.12 shall not (i) give any Company Employees any right to continued employment; (ii) except as set forth in Schedule 4.12(b) of the Disclosure Letter, affect or otherwise increase the severance, post-termination benefits or other termination entitlements of Company Employees under their current employment agreements, any Employee Plan and the related trust agreement, (iii) impair in any way the right of the Company to terminate the employment of any Company Employee; or (iv) apply to any Company Employee who is or becomes covered by a Collective Agreement whose terms and conditions of employment following the Effective Time shall be governed by the terms of the applicable Collective Agreement.

(e) The provisions of this Section 4.12 are solely for the benefit of the Parties, and no provision of this Section 4.12 is intended to, or shall, constitute the establishment or adoption of or an amendment to any Employee Plan and, except as otherwise explicitly provided for in this Agreement, no current or former employee or any other individual associated therewith shall be regarded for any purpose as a third party beneficiary of this Agreement or have the right to enforce the provisions hereof.

4.13 Insurance and Indemnification

(a) Prior to the Effective Date, the Company shall purchase customary “tail” policies of directors’ and officers’ liability insurance providing protection no less favourable in the aggregate to the protection provided by the policies maintained by the Company and its Subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date and the Purchaser shall, or shall cause the Company and its Subsidiaries to, maintain such tail policies in effect without any reduction in scope or coverage for six years from the Effective Date; provided that the Purchaser shall not be required to pay any amounts in respect of such coverage prior to the Effective Time and provided further that the cost of such policies shall not exceed 300% (such amount, the “Base Premium”) of the Company’s current annual aggregate premium for policies currently maintained by the Company or its Subsidiaries; provided further , however, that if such insurance can only be obtained at a premium in excess of the Base Premium, the Company may purchase the most advantageous policies of directors ’ and officers’ liability insurance reasonably available for an annual premium not to exceed the Base Premium, and the Purchaser shall, or shall cause the Company and its Subsidiaries to, maintain such coverage for six years from the Effective Date.

(b) The Purchaser shall cause the Company and its Subsidiaries to honour all rights to indemnification or exculpation now existing under applicable Law, the Constating Documents of the Company or any of its Subsidiaries or under indemnification agreements entered into in the Ordinary Course in favour of present and former employees, officers and directors of the Company and its Subsidiaries (together with their respective heirs, executors or administrators, the “Indemnified Persons”), and acknowledges that such rights shall survive the completion of the Plan of Arrangement and shall continue in full force and effect in accordance with their terms without modification for a period of not less than six years from the Effective Date, and the Company and its Subsidiaries or any of their respective successors or assigns (including any corporation or other entity continuing following the amalgamation, merger, consolidation or winding up of the Company or any of its Subsidiaries with or into one or more other entities (pursuant to a statutory procedure or otherwise)), as applicable, shall continue to honour such rights of indemnification and exculpation and indemnify such Indemnified Persons pursuant thereto, with respect to actions or omissions of such Indemnified Persons occurring prior to the Effective Time, for six years from the Effective Date.

(c) If the Company or any of its Subsidiaries or any of their respective successors or assigns (including any corporation or other entity continuing following the amalgamation, merger, consolidation or winding up of the Company or any of its Subsidiaries with or into one or more other entities (pursuant to a statutory procedure or otherwise)) (i) consolidates with or merges into any other Person and is not a continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any Person, the Purchaser shall ensure that any such successor or assign (including, as applicable, any acquirer of substantially all of the properties and assets of the Company or its Subsidiaries) assumes all of the obligations set forth in this Section 4.13.

(d) The Purchaser shall pay all reasonable expenses, including legal fees, that may be incurred by any Indemnified Person in enforcing the indemnity and other obligations provided for in this Section 4.13. The rights of each Indemnified Person hereunder shall be in addition to, and not in limitation of, any other rights such Indemnified Person may have under the Constating Documents of the Company or any of its Subsidiaries or any other indemnification arrangement.

(e) The provisions of this Section 4.13 shall be binding, jointly and severally, on all successors of the Purchaser.

(f) The Purchaser acknowledges to each Indemnified Person his or her direct rights against it under the provisions of this Section 4.13, which are intended for the benefit of, and shall be enforceable by, each Indemnified Person and, for such purpose, the Company hereby confirms that it is acting as agent and trustee on their behalf.

4.14 Exchange Delisting

If requested by the Purchaser, the Company agrees to cooperate with the Purchaser in taking, or causing to be taken, all actions necessary to delist the Company Participating Shares from the NYSE, TSX and TSXV, as applicable, as promptly as practical following the Effective Time (including, if requested by the Purchaser, such actions as may be necessary to delist the Company Participating Shares on the Effective Date).

4.15 Purchaser Debt Financing

(a) The Purchaser shall take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to arrange and obtain the Debt Financing at or prior to the Closing on the terms and conditions contained in the Debt Commitment Letter, including to:

(i)

maintain in effect the Debt Commitment Letter in accordance with its terms (except for such amendments, supplements, modifications, full or partial replacements or waivers permitted under this Section 4.15);

(ii)	negotiate and enter into the Debt Financing Documents;

(iii)

satisfy or obtain the waiver of all conditions to funding in the Debt Commitment Letter (or Debt Financing Documents entered into with respect to the Debt Financing) that are applicable to and within the control of the Purchaser to enable the consummation of the Debt Financing at or prior to the Effective Time;

(iv)	assuming that all conditions contained in the Debt Commitment Letter have been satisfied, consummate the Debt Financing at or prior to the Closing; and

(v)

enforce its rights under the Debt Commitment Letter, including in the event of a breach by the Debt Financing Sources that would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by the Arrangement (it being agreed that any delay to a date that would be later than the Outside Date is a material delay), provided that, subject to the other terms of this Agreement to the contrary, (1) nothing in this clause will limit the ability of the Purchaser to pursue the Debt Financing in any manner not otherwise prohibited by this Agreement and (2) in no event shall the Purchaser be required to pay any fees or any interest rates applicable to the Debt Financing in excess of those contemplated by the Debt Commitment Letter as in effect on the date hereof (including any flex provisions), or agree to any term (including any “market flex” term) less favorable to the Purchaser than such term contained in such Debt Commitment Letter as in effect on the date hereof.

(b) The Purchaser shall have the right from time to time to amend, restate, supplement, terminate, replace or otherwise modify, or waive its rights under, any Debt Commitment Letter or Debt Financing Document, including to reduce the available funding under or to terminate any such Debt Commitment Letter or Debt Financing Document in order to obtain alternative sources of financing in lieu of all or a portion of the Debt Financing, including via an offering of debt securities (a “Substitute Financing”); provided that the Purchaser shall not permit, without the prior written consent of the Company, any amendment, restatement, supplement, termination, replacement or other modification to be made to, or any waiver or release of any provision or remedy to be made under, the Debt Commitment Letter or any Debt Financing Document (it being understood that the exercise of any “market flex” provisions shall not be deemed to be an amendment, restatement, supplement, termination, replacement, modification, waiver or release) if such amendment, restatement, supplement, termination, replacement, modification, waiver or release would:

(i)

reduce the aggregate amount of net proceeds available from the Debt Financing (including, for greater certainty, any Substitute Financing and/or Alternative Financing) to an amount that, together with the Purchaser’s cash on hand and cash equivalents, would be less than the amount required to satisfy the aggregate Arrangement Consideration payable by the Purchaser under the terms of the Plan of Arrangement pursuant to this Agreement (for the avoidance of doubt, it is understood and agreed that any reduction of the aggregate amount of the net proceeds available from the Debt Financing with the gross cash proceeds available from any Alternative Financing and/or Substitute Financing shall not constitute an amendment, restatement, termination, replacement, supplement, modification, or waiver that is subject to the terms of this Section 4.15(b)(i)); or

(ii)

impose new or additional conditions precedent or otherwise expand, amend or modify any of the conditions precedent to the receipt of the Debt Financing, including any change to the Limited Conditionality Provisions or Specified Representations (as such terms are defined in the Debt Commitment Letter, or any analogous or similar terms), in a manner reasonably likely to prevent or delay or materially impair the ability of the Purchaser to fund the Arrangement Consideration on the Closing Date, provided, however, that this shall not prevent (or require the Purchaser to obtain the prior written consent of the Company for) any conditions precedent that are new or additional to, or expand, amend or modify, the conditions precedent contained in the Debt Commitment Letter (including the “market flex” provisions thereof)(x) that are customary for a bridge facility or a bond financing or (y) that are not materially less favourable to the Purchaser.

(c) The Purchaser shall be permitted to: (i) amend, restate, terminate, replace, supplement or otherwise modify the Debt Commitment Letter to add and appoint lenders, arrangers, book-runners, underwriters, agents, syndication and documentation agents or similar entities who have not executed the Debt Commitment Letter as at the date of this Agreement to provide for the assignment and reallocation of a portion of the financing commitments contained therein and to grant customary approval rights to such additional entities in connection with their addition or appointment and (ii) assign its rights and obligations under the Debt Commitment Letter to certain affiliates of the Purchaser to the extent permitted under the Debt Commitment Letter (provided that any such assignment shall not affect the liabilities or obligations of the Purchaser under the terms of this Agreement and the Purchaser shall cause any such assignee to perform any such obligations to the extent necessary to preserve the original intent of the Parties under this Agreement).

(d) The Purchaser shall deliver to the Company true, correct and complete copies of any executed written amendment, modification, restatement, supplement, replacement, modification, waiver or release relating to the Debt Commitment Letter (provided that such copies may be subject to customary redactions with respect to fee amounts, economic terms and “market flex” provisions). Any reference in this Agreement to (A) “Debt Commitment Letter” and “Debt Financing Document” shall include any amendment, restatement, supplement, replacement or other modification of such document, in each case from and after such amendment, restatement, supplement, replacement or other modification, and (B) the “Debt Financing” shall be deemed to include, in whole or in part (as applicable), any replacement or substitute financing provided for thereunder, including, for greater certainty, a Substitute Financing or any other Alternative Financing.

(e) Upon reasonable request by the Company, the Purchaser will provide the Company with information, in reasonable detail, with respect to the current status of all material activity concerning arranging and obtaining the Debt Financing. Without limiting the generality of the foregoing, the Purchaser shall give the Company notice as soon as reasonably practicable:

(i)	of any actual material breach or material default by any party to the Debt Commitment Letter or the Debt Financing Documents of which the Purchaser becomes aware;

(ii)

of the receipt of any written notice or other communication with respect to any actual breach, default, termination or repudiation by any party to the Debt Commitment Letter or any Debt Financing Documents;

(iii)

if the Purchaser determines in good faith that it will not be able to satisfy any of the obligations to, or otherwise be able to, obtain some or any portion of the Debt Financing on the terms, in the manner or from the sources contemplated by the Debt Commitment Letter or Debt Financing Documents prior to the Outside Date; and

(iv)	if the Debt Commitment Letter expires or is terminated for any reason.

As soon as reasonably practicable after the date the Company delivers to the Purchaser a written request, the Purchaser shall provide any information reasonably requested by the Company relating to the circumstances referred to in clauses (i) to (iv) in this Section 4.15(e). The Purchaser shall not be required to make a disclosure under this Section

4.15(e) to the extent that any such disclosure would be prohibited under applicable Law or could reasonably be expected to result in a waiver of attorney-client privilege.

(f) If any portion of the Debt Financing that is required to fund the Arrangement Consideration becomes unavailable on the terms and conditions (including any applicable “market flex” provisions) contemplated by the Debt Commitment Letter, the Purchaser shall use its reasonable best efforts to arrange and obtain, as promptly as practicable but in no event later than Closing, alternative financing for such unavailable portion, including alternative debt and/or equity financing (“Alternative Financing”), provided that such Alternative Financing shall not reduce aggregate proceeds in the manner described in Section 4.16(c)(i) (subject to the carve-outs contained therein) nor impose additional conditions in the manner set forth in Section 4.16(c)(ii) (subject to the carve-outs contained therein).

(g) The Purchaser shall deliver to the Company true, correct and complete copies of any executed commitment or similar letter(s) for any Alternative Financing or Substitute Financing when available (provided that such copies may be subject to customary redactions with respect to fee amounts, economic terms, “market flex” provisions, and other confidential or commercially sensitive information). In the event that: (i) Alternative Financing as contemplated under Section 4.15(f) is obtained or (ii) Substitute Financing as contemplated under Section 4.15(b) is obtained or (iii) the Purchaser otherwise arranges and obtains alternative debt or equity financing, all references in this Agreement to “Debt Financing” shall be deemed to include such Alternative Financing and/or Substitute Financing and all references to the “Debt Commitment Letter” shall be deemed to include the applicable commitment or similar letter(s) and any related fee letter(s) for the Alternative Financing and/or Substitute Financing and all references to “Debt Financing Documents” shall be deemed to include the applicable credit, underwriting, agency or purchase agreement, or other definitive documentation, for such Alternative Financing and/or Substitute Financing.

(h) The Company shall use its reasonable best efforts to, and shall cooperate with the Purchaser in order to, obtain all appropriate consents and waivers from the lenders under the Company Credit Facility at or prior to the Effective Time in order to avoid an event of default thereunder in connection with the Arrangement and the transactions contemplated by this Agreement.

(i) Except if the Company Credit Facility is repaid and terminated at the Effective Time, the Purchaser shall, and shall cooperate with the Company in order to, obtain all appropriate consents and waivers from the lenders under the Company Credit Facility at or prior to the Effective Time in order to avoid an event of default thereunder in connection with the Arrangement and the transactions contemplated by this Agreement.

4.16 Financing Assistance

(a) Subject to Section 4.16(c), the Company shall use its reasonable best efforts, and shall cause its Subsidiaries and its and their Representatives to use their reasonable best efforts, to provide such customary and timely co-operation to the Purchaser as the Purchaser may reasonably request in connection with the arrangement, syndication, marketing or consummation of the Debt Financing and any and all full or partial alternative debt and/or equity financing that may be sought and/or obtained by the Purchaser to fund the aggregate Arrangement Consideration payable under the terms of, or otherwise in connection with, the Plan of Arrangement (collectively the “Financing”), including using reasonable best efforts to:

(i)

co-operate in respect of diligence efforts, presentations or meetings held by or on behalf of the Purchaser with the financial institutions identified in the Debt Commitment Letter, and with any other investor, agent, arranger, lender, underwriter or other Person that commits or proposes to provide or arrange, or enters into definitive agreements (including, for greater certainty, any credit, underwriting, agency or securities purchase agreement for a Substitute Financing) related to the Financing (collectively, the “Financing Sources”), including the participation of senior officers of the Company in a reasonable number of due diligence sessions and one-on-one sessions with prospective investors, and presentations to rating agencies, provided that during the prevalence of the COVID-19 pandemic and the existence of travel restrictions and public health ordinances and advisories limiting or recommending against travel or gatherings, all meetings shall at the Company’s option, be conducted virtually online;

(ii)

without limiting the confidentiality restrictions noted in Section 4.16(c)(v) below, provide or make available to the Purchaser, its Representatives and the Financing Sources and their respective agents and advisors the Required Financing Information and other such financial information, operating data, business and or other information regarding the Company or any of its Subsidiaries, as the Purchaser may reasonably request in connection with the preparation of any marketing materials, offering documents, prospectuses, offering memorandums, bank information memorandums, rating agency presentations, investor presentations and similar documents (collectively, the “Financing Materials”) used in connection with the Financing and assist in the preparation of the Financing Materials, including by (x) providing the Purchaser and its Representatives with any financial information and data required to prepare any pro forma financial statements that are required under applicable Securities Laws to be included in, or as may otherwise be reasonably required for and are customarily included in, the Financing Materials and (y) providing customary authorization letters to the Financing Sources authorizing the distribution of information to prospective lenders and other financing sources (without limiting the confidentiality restrictions below) and containing a customary representation to the Debt Financing Sources that that the public side versions of such documents (if any) do not include material non-public information about the Company or its Subsidiaries or their securities and as to the accuracy of the information contained in the disclosure and marketing materials related to the financing contemplated by the Debt Commitment Letter; provided, however, that the Company shall not be required to provide (i) any pro forma financial statements or any information regarding any post-Effective Time or pro forma adjustments desired to be incorporated into any information used in connection with the Financing (including any synergies or cost savings), pro forma ownership or an as-adjusted capitalization table, (ii) projections, (iii) any description of all or any component of the Financing, or (iv) risk factors relating to all or any component of the Financing;

(iii)

co-operate and provide information reasonably required by or for the benefit of the Financing Sources in the context of due diligence and verification, in compliance with applicable requirements or consistent with customary practice, as applicable, including promptly executing and delivering to Purchaser and the Financing Sources at least four Business Days before the Effective Date all documentation and other information with respect to the Company and its Subsidiaries (excluding information about its shareholders and creditors) that is required in connection with the Financing under applicable “know-your-customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act, and the requirements of 31 C.F.R. §1010.230;

(iv)

to the extent requested by the Purchaser, co-operate in the discharge of existing Indebtedness and Liens of the Company and its Subsidiaries in connection with the Financing (which discharge, for the avoidance of doubt, shall be the obligation of the Purchaser to be funded by the Purchaser and shall not be required to take effect before the Effective Time), including obtaining customary debt pay-off letter(s) and delivering a draft of such pay-off letter(s) to the Purchaser for review and comment;

(v)

to the extent requested by the Purchaser, provide guarantees and facilitate the pledging of collateral and granting of security interests in connection with the Financing, (which guarantees and security interests, for the avoidance of doubt, shall not be required to take effect before the Effective Time), and co-operate with the preparation and negotiation of and entry into of definitive and ancillary documentation in connection with the Financing;

(vi)

promptly updating any Required Financing Information provided by or on behalf of it, or which relates to the Company and its Subsidiaries, to ensure that such information does not contain a Misrepresentation and as may be necessary so that such Required Financing Information (i) satisfies the Compliance Requirements, (ii) meets the applicable requirements set forth in the definition of “Required Financing Information” and (iii) would not, after giving effect to such update(s), cause the Marketing Period to cease or be deemed not to have commenced pursuant to the definition of “Marketing Period” ;

(vii)

use reasonable best efforts to obtain any necessary co-operation from any of its auditors and any other advisors to the use of any financial or other expert information required to be included, or customarily included, in the Financing Materials, including any consents and authorization letters with respect to the inclusion thereof in such Financing Materials and customary comfort letters, and cause its auditors and any other advisors to participate in a reasonable number of accounting due diligence sessions and drafting sessions as may be required in connection with the Financing; and

(viii)

cause the taking of any corporate actions, or otherwise, by the Company and its Subsidiaries reasonably necessary to permit the completion of such Financing, in each case effective no earlier than, the Effective Time and subject to the completion of the Arrangement.

(b) Notwithstanding anything contained in this Agreement to the contrary, the Purchaser expressly acknowledges and agrees that its obligations hereunder are not conditioned in any manner upon obtaining the Debt Financing, any Alternative Financing or Replacement Financing, or any other financing, regardless of the reasons why financing is not obtained or whether such reasons are within or beyond the control of the Purchaser. For the avoidance of doubt, if any financing referred to in this Section 4.16 is not obtained, the Purchaser will continue to be obligated to consummate the Arrangement, subject to and on the terms contemplated by this Agreement, subject to the applicable conditions set forth in Article 6.

(c) The Company or any of its Subsidiaries and their respective Representatives shall only be required to undertake the actions described in Section 4.16(a) provided that:

(i)	such actions do not unreasonably interfere with the ongoing business operations of the Company or any of its Subsidiaries;

(ii)

the Company shall not be required to provide, or cause any of its Subsidiaries to provide, co-operation that involves any binding commitment or agreement (including the entry into any agreement or the execution of any certificate) by the Company or its Subsidiaries (or commitment or agreement which becomes effective prior to the Effective Time) which is not conditional on the completion of the Arrangement and does not terminate without liability to the Company and its Subsidiaries upon the termination of this Agreement;

(iii)

neither the Company nor any of its Subsidiaries shall be required to take any action pursuant to any Contract, certificate or instrument that is not contingent upon the occurrence of the Effective Time or that would be effective prior to the Effective Time;

(iv)

no employee, officer or director of the Company or any of its Subsidiaries shall be required to take any action which would result in such Person incurring any personal liability (as opposed to liability in such Person’s capacity as an officer) with respect to the matters related to the Financing;

(v)

any Financing Sources acknowledge the confidentiality of Confidential Information (as defined in the Confidentiality Agreement) received by them (including through customary “click-through” confidentiality undertakings on electronic data sites);

(vi)	neither the Company nor any of its Subsidiaries shall be required to:

(A)

pay any commitment, consent or other similar fee, incur any liability (other than the payment of reasonable and documented out-of-pocket costs related to such co-operation which shall be reimbursed by the Purchaser to the extent contemplated by Section 4.16(d)) or provide or agree to provide any indemnity in connection with any Financing prior to the Effective Time;

(B)	contravene any applicable Law or the Constating Documents of the Company or any of its Subsidiaries; or

(C)	contravene any agreement that relates to any outstanding Indebtedness of the Company or any of its Subsidiaries or any other Material Contracts;

(vii)	such action would not cause any condition to Closing set forth in Article 6 to fail to be satisfied by the Outside Date;

(viii)	such action would not cause any breach of this Agreement that is not irrevocably waived by the Purchaser; and

(ix)	the Company shall not be required to waive or amend any terms of this Agreement.

(d)	If this Agreement is terminated (other than pursuant to Section 7.2(a)(iv)(A) [Breach of Representation or Warranty or Failure to Perform Covenants by the Company]), the Purchaser shall:

(i)	forthwith reimburse the Company for all reasonable out-of-pocket costs, fees and expenses incurred by the Company and its Subsidiaries in connection with any Financing; and

(ii)

indemnify the Company and its Subsidiaries from and against any and all losses, damages, costs and expenses suffered or incurred by any of them in connection with the co-operation of the Company and its Subsidiaries contemplated by Section 4.16(a) or in connection with any Financing, in each case, other than in connection with any information supplied by or on behalf of the Company or any of its Subsidiaries (or which relates to the Company or any of its Subsidiaries which is approved in writing by the Company or any of its Subsidiaries) or to the extent resulting from the breach of this Agreement by, or the fraud, negligence or willful misconduct of the Company or any of its Subsidiaries or any of their respective Representatives.

(e) The Company hereby consents to the use of its and its Subsidiaries’ trademarks, trade names and logos in connection with the Financing; provided that:

(i)	such trademarks, trade names and logos are used solely:

(A)	in a manner that is not intended, or reasonably likely, to harm or disparage the Company or its Subsidiaries or the reputation or goodwill of the Company and its Subsidiaries; and

(B)	in connection with a description of the Company, its business and products and the transactions contemplated by this Agreement (including the Financing); and

(ii)	the Financing Sources shall only be entitled to use such trademarks, trade names and logos in connection with the Financing and they shall have no property rights therein.

ARTICLE 5

ADDITIONAL COVENANTS REGARDING NON-SOLICITATION

5.1 Non-Solicitation

(a) Except as expressly provided in this Article 5, the Company shall not, and shall cause its Subsidiaries not to, directly or indirectly, through any Representative or otherwise, and shall not permit any such Person to:

(i)

solicit, initiate, knowingly encourage or otherwise knowingly facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of the Company or any of its Subsidiaries) any inquiry, proposal or offer (whether public or otherwise) that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(ii)

enter into or otherwise engage, continue or participate in any discussions or negotiations with any Person (other than the Purchaser or any Person acting jointly or in concert with the Purchaser) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(iii)	make a Change in Recommendation;

(iv)

accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal for a period of no more than five Business Days following the formal announcement or public disclosure of such Acquisition Proposal or, in the event that the Company Meeting is scheduled to occur within such five (5) Business Day period, prior to the third Business Day prior to the date of the Company Meeting will not be considered to be in violation of this Section 5.1, provided the Company Board has rejected such Acquisition Proposal and affirmed the Company Board Recommendation before the end of such period); or

(v)	accept or enter into, or publicly propose to accept or enter into, any Contract in respect of an Acquisition Proposal (other than an Acceptable Confidentiality Agreement permitted by Section 5.3).

(b) The Company shall, and shall cause its Subsidiaries and its Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiation or other activities commenced prior to the date of this Agreement with any Person (other than the Purchaser) with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal, and in connection with such termination shall:

(i)

immediately discontinue access to and disclosure of all information, if any, to any such Person, including any data room and any confidential information, properties, facilities, books and records of the Company or any of its Subsidiaries; and

(ii)

promptly request, and exercise all rights it has to require, (A) the return or destruction of all copies of any confidential information regarding the Company or any of its Subsidiaries provided to any Person other than the Purchaser since January 1, 2020 in connection with any Acquisition Proposal, and (B) the destruction of all material including or incorporating or otherwise reflecting such confidential information regarding the Company or any of its Subsidiaries, to the extent that such information has not previously been returned or destroyed, using its commercially reasonable efforts to ensure that such requests are fully complied with in accordance with the terms of such rights.

(c) The Company represents and warrants that, since January 1, 2020, the Company has not waived any confidentiality, standstill or similar agreement or restriction to which the Company or any of its Subsidiaries is a party, except to permit submissions of expressions of interest prior to the date of this Agreement.

(d) The Company covenants and agrees that (i) the Company shall take all necessary action to enforce each confidentiality, standstill or similar agreement or restriction to which the Company or any of its Subsidiaries is a party or may hereafter become a party in accordance with Section 5.3, and (ii) neither the Company, nor any of its Subsidiaries nor any of their respective Representatives will, without the prior written consent of the Purchaser (which consent may be withheld, conditioned or delayed in the Purchaser’s sole and absolute discretion), release any Person from, or waive, amend, suspend or otherwise modify such Person’s obligations with respect to the Company, or any of its Subsidiaries, under any confidentiality, standstill or similar agreement or restriction to which the Company or any of its Subsidiaries is a party.

5.2 Notification of Acquisition Proposals

If the Company or any of its Subsidiaries or any of their respective Representatives receives or otherwise becomes aware of (X) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal, or (Y) any request for copies of, access to, or disclosure of, confidential information relating to the Company or any of its Subsidiaries in connection with any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal, including but not limited to information, access, or disclosure relating to the properties, facilities, books or records of the Company or any of its Subsidiaries, the Company:

(a)

may, in a form reasonably acceptable to the Purchaser (i) communicate with any Person solely for the purposes of clarifying the terms of any such inquiry, proposal or offer made by such Person, (ii) advise any Person of the restrictions of this Agreement, and (iii) advise any Person making such inquiry, proposal or offer that the Company Board has determined that such inquiry, proposal or offer does not constitute, or is not reasonably expected to constitute or lead to, a Superior Proposal;

(b)

shall promptly notify the Purchaser, at first orally, and then as soon as practicable (and in any event within 24 hours) in writing, of such Acquisition Proposal, inquiry, proposal, offer or request, including a description of its material terms and conditions, the identity of all Persons making the Acquisition Proposal, inquiry, proposal, offer or request and copies of all agreements, documents, correspondence or other material received in respect of, from or on behalf of such Person; and

(c)

shall keep the Purchaser fully informed of the status of discussions and negotiations with respect to such Acquisition Proposal, inquiry, proposal, offer or request (to the extent permitted by this Article 5), and any material changes, modifications or other amendments to any such Acquisition Proposal, inquiry, proposal, offer or request.

5.3 Responding to an Acquisition Proposal

(a)

Notwithstanding Section 5.1, if at any time, prior to obtaining the approval by the Company Participating Shareholders of the Arrangement Resolution, the Company receives a bona fide written Acquisition Proposal that was not solicited in contravention of Section 5.1, the Company may engage in or participate in discussions or negotiations with such Person regarding such Acquisition Proposal and provide copies of, access to or disclosure of confidential information, properties, facilities, books or records of the Company or its Subsidiaries, if and only if:

(i)

the Company Board first determines in good faith, after consultation with its financial advisors and its outside legal counsel, that such Acquisition Proposal constitutes or could reasonably be expected to constitute or lead to a Superior Proposal;

(ii)	such Person was not restricted from making such Acquisition Proposal pursuant to an existing standstill or similar restriction;

(iii)	the Company has been, and continues to be, in compliance with its obligations under this Article 5 in all material respects;

(iv)

prior to providing any such copies, access, or disclosure, the Company enters into an Acceptable Confidentiality Agreement with such Person and any such copies, access or disclosure provided to such Person shall have already been (or shall concurrently be) provided to the Purchaser; and

(v)	the Company promptly provides the Purchaser with, prior to providing any such copies, access or disclosure, a true, complete and final executed copy of such Acceptable Confidentiality Agreement.

(b) Nothing contained in this Agreement shall prohibit the Company Board or the Company from making any disclosure to securityholders of the Company if the Company Board, acting in good faith and upon the advice of outside legal advisors, shall have first determined that the failure to make such disclosure would be inconsistent with the fiduciary duties of the Company Board or such disclosure is required by applicable Law, provided that (i) the Company shall provide the Purchaser and its outside legal counsel with a reasonable opportunity to review and comment on the form and content of any disclosure to be made pursuant to this Section 5.3(b), and shall give reasonable consideration to comments made by the Purchaser and its outside legal counsel, and (ii) notwithstanding the foregoing, the Company Board shall not be permitted to make a Change in Recommendation other than as permitted by Section 5.4.

5.4 Right to Match

(a) If the Company receives an Acquisition Proposal that constitutes a Superior Proposal prior to the approval of the Arrangement Resolution by the Company Participating Shareholders, the Company Board may make a Change in Recommendation, if and only if:

(i)	the Person making the Superior Proposal was not restricted from making such Superior Proposal pursuant to an existing standstill or similar restriction;

(ii)	the Company has been, and continues to be, in compliance with its obligations under this Article 5 in all material respects;

(iii)

the Company has delivered to the Purchaser a written notice of the determination of the Company Board that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the Company Board to make a Change in Recommendation with respect to such Superior Proposal, including a notice as to the value in financial terms that the Company Board has, in consultation with its financial advisors, determined should be ascribed to any non-cash consideration offered under the Superior Proposal (collectively, the “Superior Proposal Notice”);

(iv)	the Company or its Representatives have provided to the Purchaser a copy of any proposed definitive agreement for the Superior Proposal;

(v)

at least five Business Days (the “Matching Period”) have elapsed from the date that is the later of the date on which the Purchaser received the Superior Proposal Notice and the date on which the Purchaser received all of the material referred to in Section 5.4(a)(iv);

(vi)

during any Matching Period, the Purchaser has had the opportunity (but not the obligation), in accordance with Section 5.4(b), to offer to amend this Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal; and

(vii)

if the Purchaser has offered to amend this Agreement and the Arrangement under Section 5.4(b), the Company Board has determined in good faith, after consultation with the Company’s outside legal counsel and financial advisers, that such Acquisition Proposal continues to constitute a Superior Proposal compared to the terms of the Arrangement as proposed to be amended by the Purchaser under Section 5.4(d).

(b) For greater certainty notwithstanding any Change in Recommendation in accordance with Section 5.4(a), the Company shall cause the Company Meeting to occur and the Arrangement Resolution to be put to the Company Participating Shareholders thereat for consideration in accordance with this Agreement, and the Company shall not submit to a vote of its shareholders any Acquisition Proposal other than the Arrangement Resolution prior to the termination of this Agreement.

(c) During the Matching Period, or such longer period as the Company may approve in writing for such purpose: (i) the Company Board shall review any offer made by the Purchaser under Section 5.4(a)(vi) to amend the terms of this Agreement and the Arrangement in good faith, after consultation with outside legal counsel and financial advisors, in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to constitute a Superior Proposal; and (ii) the Company shall negotiate in good faith with the Purchaser to make such amendments to the terms of this Agreement and the Arrangement as would enable the Purchaser to proceed with the transactions contemplated by this Agreement on such amended terms. If, as a consequence of the foregoing, the Company Board, after consultation with outside legal counsel and financial advisors, determines that such Acquisition Proposal would cease to constitute a Superior Proposal, the Company shall promptly so advise the Purchaser, and the Company and the Purchaser shall amend this Agreement to reflect such offer made by the Purchaser, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

(d) Each successive amendment or modification to any Acquisition Proposal that results in an increase in, or a modification to, the consideration (or value of such consideration) to be received by Company Participating Shareholders or other material terms or conditions thereof shall constitute a new Acquisition Proposal for the purposes of this Section 5.4, and the Purchaser shall be afforded an additional five Business Day Matching Period from the date on which the Purchaser received the Superior Proposal Notice and the date on which the Purchaser received all of the materials referred to in Section 5.4(a)(iv) with respect to each new Superior Proposal from the Company.

(e) The Company Board shall promptly reaffirm the Company Board Recommendation by press release after any Acquisition Proposal which is not determined to constitute a Superior Proposal is publicly announced or the Company Board determines that a proposed amendment to the terms of this Agreement as contemplated under Section 5.4(b) would result in an Acquisition Proposal no longer constituting a Superior Proposal. The Company shall provide the Purchaser and its outside legal counsel with a reasonable opportunity to review the form and content of any such press release and shall make all reasonable amendments to such press release as requested by the Purchaser and its outside legal counsel.

(f) If the Company provides a Superior Proposal Notice to the Purchaser on a date that is less than 10 Business Days before the Company Meeting, the Company may, and shall at the request of Purchaser, postpone the Company Meeting to a date that is not more than 15 Business Days after the scheduled date of the Company Meeting (and, in any event, prior to the Outside Date).

5.5 Breach by Subsidiaries and Representatives

Without limiting the generality of the foregoing, the Company shall advise its Subsidiaries and its Representatives of the prohibitions set out in this Article 5 and any violation of the restrictions set forth in this Article 5 by the Company, its Subsidiaries or its Representatives is deemed to be a breach of this Article 5 by the Company.

ARTICLE 6

CONDITIONS

6.1 Mutual Conditions Precedent

The Parties are not required to complete the Arrangement unless each of the following conditions is satisfied on or prior to the Effective Time, which conditions may only be waived, in whole or in part, by the mutual consent of each of the Parties:

(a)	Arrangement Resolution. The Arrangement Resolution has been approved and adopted by the Company Participating Shareholders at the Company Meeting in accordance with the Interim Order.

(b)

Interim and Final Order. The Interim Order and the Final Order have each been obtained on terms consistent with this Agreement, and have not been set aside or modified in a manner unacceptable to either the Company or the Purchaser, each acting reasonably, on appeal or otherwise.

(c)

Key Regulatory Approvals. Each of the Key Regulatory Approvals has been made, given or obtained and each such Key Regulatory Approval is in force and has not been rescinded or amended in such a way as to prevent or otherwise make illegal the consummation of the Arrangement.

(d)	Illegality. No Law is in effect that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins the Company or the Purchaser from consummating the Arrangement.

(e)

Listing of Consideration Shares. The Arrangement Consideration Shares to be issued pursuant to the Arrangement have been approved for listing on the TSX (subject only to customary conditions) and the NYSE (subject only to official notice of issuance).

6.2 Additional Conditions Precedent to the Obligations of the Purchaser

The Purchaser is not required to complete the Arrangement unless each of the following conditions is satisfied, which conditions are for the exclusive benefit of the Purchaser and may only be waived, in whole or in part, by the Purchaser in its sole discretion:

(a)

Representations and Warranties of the Company. The representations and warranties of the Company set forth in: (i) paragraphs 1 [Organization and Qualification], 2 [Corporate Authorization], 3 [Execution and Binding Obligation] and 5(a) [Non-Contravention] of Schedule C shall be true and correct in all respects as of the date of this Agreement and as of the Effective Time, as if made at and as of such time; (ii) the representations and warranties of the Company set forth in paragraphs 6 [Capitalization] and 33 [Brokers] of Schedule C shall be true and correct in all respects (except for de minimis inaccuracies) as of the date of this Agreement and true and correct in all respects (except for de minimis inaccuracies and as a result of transactions, changes, conditions, events or circumstances permitted hereunder) as of the Effective Time; and (iii) all other representations and warranties of the Company set forth in this Agreement shall be true and correct in all respects (disregarding for purposes of this Section 6.2(a)(iii) any materiality or Material Adverse Effect qualification contained in any such representation or warranty) as of the date of this Agreement and as of the Effective Time, as if made at and as of such time (except that any such representation and warranty that by its terms speaks specifically as of the date of this Agreement or another date shall be true and correct in all respects as of such date), except in the case of this Section 6.2(a)(iii) where the failure to be so true and correct in all respects, individually or in the aggregate, has not had or would not reasonably be expected to have a Material Adverse Effect, and the Company has delivered a certificate confirming same to the Purchaser, executed by two executive officers of the Company (in each case without personal liability) addressed to the Purchaser and dated the Effective Date.

(b)

Performance of Covenants by the Company. The Company has fulfilled or complied in all material respects with each of the covenants of the Company contained in this Agreement to be fulfilled or complied with by it on or prior to the Effective Time which have not been waived by the Purchaser, and has delivered a certificate confirming same to the Purchaser, executed by two executive officers of the Company (in each case without personal liability) addressed to the Purchaser and dated the Effective Date.

(c)	Material Adverse Effect. Since the date of this Agreement, there has not occurred a Material Adverse Effect.

6.3 Additional Conditions Precedent to the Obligations of the Company

The Company is not required to complete the Arrangement unless each of the following conditions is satisfied on or prior to the Effective Time, which conditions are for the exclusive benefit of the Company and may only be waived, in whole or in part, by the Company in its sole discretion:

(a)

Representations and Warranties of the Purchaser. The representations and warranties of the Purchaser set forth in this Agreement shall be true and correct in all respects as of the date of this Agreement and as of the Effective Time, as if made at and as of such time (except that any such representation and warranty that by its terms speaks specifically as of the date of this Agreement or another date shall be true and correct in all respects as of such date), except where the failure to be so true and correct in all respects, individually and in the aggregate, would not reasonably be expected to materially impede or delay the consummation of the Arrangement, and each of the Purchaser and the Purchaser has delivered a certificate confirming same to the Company, executed by two executive officers thereof (in each case without personal liability) addressed to the Company and dated the Effective Date.

(b)

Performance of Covenants by the Purchaser. The Purchaser has fulfilled or complied in all material respects with each of its covenants contained in this Agreement to be fulfilled or complied with by it on or prior to the Effective Time which have not been waived by the Company, and the Purchaser has delivered a certificate confirming same to the Company, executed by two executive officers thereof (in each case without personal liability) addressed to the Company and dated the Effective Date.

(c)

Purchaser Material Adverse Effect. Since the date of this Agreement, there shall not have occurred a Purchaser Material Adverse Effect. The Parties acknowledge and agree that this Section 6.3(c) is intended for the benefit of, and shall be enforceable by, the Controlling Shareholder and, for such purpose, the Company hereby confirms that it is acting as agent and trustee for and on its behalf.

(d)

Payment of Consideration. The Purchaser shall have complied with its obligations under Section 2.10, the Depositary will have confirmed to the Company receipt from or on behalf of the Purchaser of the Arrangement Consideration contemplated by Section 2.10 and the obligation of the Depositary to pay the amounts payable (in cash and/or Arrangement Consideration Shares, as applicable) to the Company Participating Shareholders pursuant to and in accordance with the Arrangement shall have become irrevocable.

6.4 Satisfaction of Conditions

The conditions precedent set out in Section 6.1, Section 6.2 and Section 6.3 will be conclusively deemed to have been satisfied, waived or released when the Certificate of Arrangement is issued by the Registrar. For greater certainty, and notwithstanding the terms of any escrow arrangement entered into between the Purchaser and the Depositary, all funds and Purchaser Shares held in escrow by the Depositary pursuant to Section 2.10 hereof shall be released from escrow when the Certificate of Arrangement is issued without any further act or formality required on the part of any Person.

ARTICLE 7

TERM AND TERMINATION

7.1 Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

7.2 Termination

(a)	This Agreement may be terminated prior to the Effective Time by:

(i)	the mutual written agreement of the Parties;

(ii)	either the Company or the Purchaser if:

(A)

Failure of Company Participating Shareholders to Approve. The Required Shareholder Approval is not obtained at the Company Meeting in accordance with the Interim Order, provided that a Party may not terminate this Agreement pursuant to this Section 7.2(a)(ii)(A) if the failure to obtain the Required Shareholder Approval has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement;

(B)

Illegality. After the date of this Agreement, any Law is enacted, made, enforced or amended, as applicable, that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins the Company or the Purchaser from consummating the Arrangement, and such Law has, if applicable, become final and non-appealable, provided that the Party seeking to terminate this Agreement pursuant to this Section 7.2(a)(ii)(B) has used its commercially reasonable efforts or, in respect of the Regulatory Approvals and the Key Regulatory Approvals or the Competition Act, as applicable, the efforts required by Section 4.5 (to the extent within its control), as applicable, to appeal or overturn such Law or otherwise have it lifted or rendered non-applicable in respect of the Arrangement; and provided further that the enactment, making, enforcement or amendment of such Law was not caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement (including Section 4.5); or

(C)

Occurrence of Outside Date. The Effective Time does not occur on or prior to the Outside Date, provided that a Party may not terminate this Agreement pursuant to this Section 7.2(a)(ii)(C) if the failure of the Effective Time to so occur has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement (including Section 2.10 or Section 4.5);

(iii)	the Company if:

(A)

Breach of Representation or Warranty or Failure to Perform Covenants by the Purchaser. A breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Purchaser under this Agreement occurs that would cause any condition in Section 6.3(a) [Purchaser Representations and Warranties Condition] or Section 6.3(b) [Purchaser Covenants Condition] not to be satisfied, and such breach or failure is incapable of being cured or is not cured on or prior to the Outside Date; provided that the Company is not then in breach of this Agreement so as to cause any condition in Sections 6.1 [Mutual Conditions Precedent] or Section 6.2(a) [Company Representations and Warranties Condition] or Section 6.2(b) [Company Covenants Condition] not to be satisfied;

(B)

Failure to Fund. (i) All conditions precedent contained in Section 6.1 and Section 6.2 have been satisfied or waived (other than conditions which, by their nature, are only capable of being satisfied as of the Effective Time), (ii) if the Purchaser has given written notice to the Company that it requires a Marketing Period, the Marketing Period has ended, and (iii) the Company has irrevocably given written notice to the Purchaser that it is ready, willing and able to complete the Arrangement, and (iv) at least five Business Days prior to such termination, the Company has given the Purchaser written notice stating its intention to terminate this Agreement pursuant to this Section 7.2(a)(iii)(B), and the Purchaser does not provide or cause to be provided to the Depositary sufficient funds or Arrangement Consideration Shares to complete the transactions contemplated by the Agreement as required pursuant to Section 2.10; or

(iv)	the Purchaser if:

(A)

Breach of Representation or Warranty or Failure to Perform Covenants by the Company. A breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company under this Agreement occurs that would cause any condition in Section 6.2(a) [Company Representations and Warranties Condition] or Section 6.2(b) [Company Covenants Condition] not to be satisfied, and such breach or failure is incapable of being cured or is not cured on or prior to the Outside Date; provided that the Purchaser is not then in breach of this Agreement so as to cause any condition in Sections 6.1 [Mutual Conditions Precedent] or Section 6.3(a) [Purchaser Representations and Warranties Condition] or Section 6.3(b) [Purchaser Covenants Condition] not to be satisfied; or

(B)

Change in Recommendation. Prior to the approval by the Company Participating Shareholders of the Arrangement Resolution, (1) the Company Board fails to unanimously (subject to abstentions of any conflicted director) recommend the Arrangement Agreement or withdraws, amends, modifies or qualifies the Company Board Recommendation in a manner adverse to Purchaser or publicly proposes or states its intention to do any of the foregoing, or (2) fails to publicly reaffirm (without qualification) the Company Board Recommendation within five Business Days after having been requested in writing by the Purchaser, acting reasonably, to do so (or in the event that the Company Meeting is scheduled to occur within such five Business Day period, prior to the third Business Day prior to the date of the Company Meeting), or (3) the Company Board accepts, approves, endorses or recommends, or publicly proposes to accept, approve, endorse or recommend an Acquisition Proposal or takes no position or a neutral position with respect to a publicly announced, or otherwise publicly announced, Acquisition Proposal for more than five Business Days (or beyond the third Business Day prior to the date of the Company Meeting, if such date is sooner) after such Acquisition Proposal’s public announcement (in each case, a “Change in Recommendation”) or (4) the Company breaches Article 5 in any material respect.

(C)	Company Material Adverse Effect. There has occurred a Material Adverse Effect which is incapable of being cured on or prior to the Outside Date.

(b) The Party desiring to terminate this Agreement pursuant to this Section 7.2 (other than pursuant to Section 7.2(a)(i)) shall give written notice of such termination to the other Party, specifying in reasonable detail the basis for such Party’s exercise of its termination right.

7.3 Effect of Termination/Survival

If this Agreement is terminated pursuant to Section 7.1 or Section 7.2, this Agreement shall become void and of no further force or effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party to this Agreement, except that: (a) in the event of termination under Section 7.1 as a result of the occurrence of the Effective Time, Section 4.13 shall survive for a period of six years following such termination; and (b) in the event of termination under Section 7.2, this Section 7.3 and Sections 8.2 through to and including Section 8.17 shall survive, and provided further that, except as provided in Section 8.2(i), no Party shall be relieved of any liability for any willful breach by it of this Agreement.

ARTICLE 8

GENERAL PROVISIONS

8.1 Amendments

(a) This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Company Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, without further notice to or authorization on the part of the Company Participating Shareholders and any such amendment may, subject to the Interim Order and the Final Order and Laws, without limitation:

(i)	change the time for performance of any of the obligations or acts of the Parties;

(ii)	waive or modify, in whole or in part, any representation or warranty contained in this Agreement or in any document delivered pursuant to this Agreement;

(iii)	waive or modify, in whole or in part, any of the covenants contained in this Agreement and waive or modify performance of any of the obligations of the Parties; and/or

(iv)	waive or modify, in whole or in part, any mutual conditions contained in this Agreement.

(b) Notwithstanding anything set forth in this Agreement to the contrary, to the extent any amendment, modification or waiver of this Section 8.1, Section 8.2(i), Section 8.6, Section 8.7(c), Section 8.10(b) or the definitions of “Debt Commitment Letter”, “Debt Financing”, “Debt Financing Sources” and “Debt Financing Documents” (and any provision of this Agreement to the extent an amendment, supplement, modification or waiver of such provision would modify the substance of any of the foregoing provisions) is sought that is adverse to the interests of the Debt Financing Sources, the prior written consent of such adversely affected Debt Financing Source will be required before such amendment, modification or waiver is rendered effective.

8.2 Termination Amounts

(a) Despite any other provision in this Agreement relating to the payment of fees and expenses, including the payment of brokerage fees, if a Termination Amount Event occurs, the Company shall pay the Termination Amount to the Purchaser (or as the Purchaser may direct by notice in writing) in accordance with Section 8.2(c).

(b) For the purposes of this Agreement, “Termination Amount” means $800,000,000, and “Termination Amount Event” means the termination of this Agreement:

(i)	by the Purchaser, pursuant to Section 7.2(a)(iv)(B) [Change in Recommendation];

(ii)	by any Party pursuant to any subsection of Section 7.2(a) if at such time the Purchaser is entitled to terminate this Agreement pursuant to Section 7.2(a)(iv)(B) [Change in Recommendation]; or

(iii)

(1) by the Company or the Purchaser pursuant to Section 7.2(a)(ii)(A) [Failure of Company Participating Shareholders to Approve] or Section 7.2(a)(ii)(C) [Occurrence of Outside Date] or (2) by the Purchaser pursuant to Section 7.2(a)(iv)(A) [Breach of Representation or Warranty or Failure to Perform Covenants by the Company], in either case, if:

(A)

prior to such termination, an Acquisition Proposal is publicly announced or otherwise publicly disclosed by any Person (other than the Purchaser or any of its affiliates) or any Person (other than the Purchaser or any of its affiliates) shall have publicly announced an intention to do so; and

(B)

within 12 months following the date of such termination, (X) an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (A) above) is consummated, or (Y) the Company or one or more of its Subsidiaries, directly or indirectly, in one or more transactions, enters into a Contract in respect of an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (A) above and, whether or not such Acquisition Proposal is later consummated.

For purposes of the foregoing, the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 1.1, except that references to “20% or more” shall be deemed to be references to “50% or more”.

(c) The Termination Amount shall be paid by the Company as follows, by wire transfer of immediately available funds to an account designated by the Purchaser:

(i)

if a Termination Amount Event occurs due to a termination of this Agreement described in Section 8.2(b)(i) or Section 8.2(b)(ii), within two Business Days of the occurrence of such Termination Amount Event; or

(ii)

if a Termination Amount Event occurs due to a termination of this Agreement described in Section 8.2(b)(iii), on or prior to the earlier of the consummation of an Acquisition Proposal or the entering into of a Contract in respect of an Acquisition Proposal, as applicable.

(d) Despite any other provision in this Agreement relating to the payment of fees and expenses, if a Reverse Termination Amount Event occurs, the Purchaser shall pay the Reverse Termination Amount to the Company (or as the Company may direct by notice in writing) in accordance with Section 8.2(f).

(e) For purposes of this Agreement, “Reverse Termination Amount” means $1,200,000,000 and “Reverse Termination Amount Event” means the termination of this Agreement:

(i)

by any Party pursuant to Section 7.2(a)(ii)(B) [Illegality] or Section 7.2(a)(ii)(C) [Occurrence of Outside Date], in either case, as a result of the condition in Section 6.1(c) [Key Regulatory Approvals] or Section 6.1(d) [Illegality] (but only if the Law allowing for termination relates to one or more of the Key Regulatory Approvals or the Competition Act), as applicable, not being satisfied; provided that, in the case of a termination pursuant to Section 7.2(a)(ii)(C) [Occurrence of Outside Date]: (i) the conditions set forth in Section 6.1(a) [Arrangement Resolution], Section 6.1(b) [Interim and Final Order] and Section 6.2(c) [Material Adverse Effect] were, at the time of such termination, satisfied or had been waived by the Purchaser; and (ii) in the event of such termination by the Purchaser, the failure to obtain the Key Regulatory Approvals by the Outside Date has not been caused by, and is not a result of, the failure by the Company to perform in all material respects any of its covenants or agreements under this Agreement (including under Section 4.5); or

(ii)	or by the Company pursuant to Section 7.2(a)(iii)(B) [Failure to Fund].

(f) The Reverse Termination Amount (less any RTA Asset Portion, if applicable) shall be paid by the Purchaser by wire transfer of immediately available funds to an account designated by the Company within ten Business Days after the occurrence of a Reverse Termination Amount Event, provided that the Company may, within five Business Days after the occurrence of a Reverse Termination Amount Event, request, by notice in writing to the Purchaser (the “RTA Request”), to receive all or a portion of the Reverse Termination Amount (the “RTA Asset Portion”) in the form of assets or alternative consideration (“ Alternative Consideration”). The RTA Request shall list all potential Alternative Consideration that the Company is willing to accept and may suggest a value that the Company believes should be attributed to such Alternative Consideration for the purposes of this Section 8.2(f). The Purchaser Board shall review any RTA Request in good faith and, within 30 days thereof, will notify the Company of (i) any Alternative Consideration that the Purchaser is prepared to transfer to the Company in satisfaction of all or a portion of the RTA Asset Portion, and (ii) the value the Purchaser ascribes to such Alternative Consideration (which shall be determined by the Purchaser Board in good faith). If requested by the Company, the Purchaser will engage in good faith discussions with the Company for a period of 60 days (or such longer period as the Parties may agree in writing) to determine if the Parties can reach an agreement with respect to the terms and conditions upon which the Purchaser would satisfy all or a portion of the RTA Asset Portion in Alternative Consideration. If the Parties reach such an agreement to satisfy all or any portion of the RTA Asset Portion in Alternative Consideration, then (i) the Parties shall use commercially reasonable efforts to transfer such Alternative Consideration to the Company as promptly as reasonably practicable, subject to the terms and conditions agreed to by the Parties (which terms and conditions shall address, among other things, the manner in which the RTA Asset Portion represented by such transaction will be satisfied if the transaction is not completed in accordance with its terms), and (ii) the balance of the RTA Asset Portion, if any, shall be paid in cash within five Business Days of the end of the 60 day period referred to in the preceding sentence, or any extension thereof agreed to by the Parties in writing. Notwithstanding the foregoing, at any time after delivering an RTA Request and prior to the Parties entering into an agreement referred to in paragraph (i) of the preceding sentence, the Company may, upon written notice to the Purchaser, elect not to receive Alternative Consideration and to have any remaining unpaid RTA Asset Portion be paid in cash within twenty Business Days of such notice being provided to the Purchaser. In no event will the aggregate amount of cash paid to the Company and the value (as set forth in any agreement between the Parties) of Alternative Consideration transferred to the Company exceed the Reverse Termination Amount.

(g) For the avoidance of doubt, in no event shall the Company be obligated to pay the Termination Amount, or shall the Purchaser be obligated to pay the Reverse Termination Amount, on more than one occasion, in each case, whether or not the Termination Amount or the Reverse Termination Amount, as applicable, may be payable at different times or upon the occurrence of different events.

(h) The Parties acknowledge that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that without these agreements the Parties would not enter into this Agreement. The Parties further acknowledge that the payment amounts set forth in this Section 8.2 are payments in consideration for the disposition of the rights of the Party entitled to receive such payments under this Section 8.2 and that the amounts set out in this Section 8.2 are a genuine pre-estimate of the damages, including opportunity costs, which the affected Party will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement, and are not penalties. Each Party irrevocably waives any right it may have to raise as a defence that any such amounts are excessive or punitive.

(i) Subject to the rights of the Parties to injunctive and other equitable relief or specific performance in accordance with Section 8.7 to prevent breaches or threatened breaches of this Agreement and to enforce compliance with the terms of this Agreement, each Party agrees that the payment of the Termination Amount or the Reverse Termination Amount, as applicable, in the manner provided in this Section 8.2 is the sole and exclusive remedy of such Party in respect of the event giving rise to such payment and the termination of this Agreement, and following receipt of the Termination Amount or Reverse Termination Amount, as applicable, no Party shall be entitled to bring or maintain any claim, action or proceeding against the Party or any of its affiliates or any Debt Financing Source arising out of or in connection with this Agreement (or the termination thereof) or the transactions contemplated herein and neither Party nor any of its affiliates, or any Debt Financing Source, shall have any further liability with respect to this Agreement or the transactions contemplated hereby to the other Party or any of their respective affiliates; provided, however, that this limitation shall not apply in the event of fraud or a wilful breach by the Party or any of its Subsidiaries making such payments of its representations, warranties, covenants or agreements set forth in this Agreement (which breach and liability therefore shall not be affected by termination of this Agreement or any payment of the Termination Amount or the Reverse Termination Amount, as applicable). For greater certainty, should the Company have reason to terminate this Agreement but elect not to terminate this Agreement, the Company shall be free to pursue any and all remedies against the Purchaser, including injunctive relief, specific performance or other equitable remedy, arising from the facts entitling the Company to otherwise terminate this Agreement.

8.3 Expenses

Except as provided in Sections 2.3(c), 4.5(f), 4.7, 4.8 and 8.2, all out- of-pocket third party transaction expenses incurred in connection with this Agreement and the Plan of Arrangement, including all costs, expenses and fees of the Company incurred prior to or after the Effective Date in connection with, or incidental to, the Plan of Arrangement, shall be paid by the Party incurring such expenses, whether or not the Arrangement is consummated.

8.4 Notices

Any notice, direction or other communication given pursuant to this Agreement (each a “Notice”) must be in writing, sent by hand delivery, courier or email and is deemed to be given and received: (i) on the date of delivery by hand or courier if it is a Business Day and the delivery was made prior to 4:00 p.m. (local time in the place of receipt), and otherwise on the next Business Day; or (ii) if sent by email (with confirmation of transmission) on the date of transmission if it is a Business Day and transmission was made prior to 4:00 p.m. (local time in the place of receipt) and otherwise on the next Business Day, in each case to the Parties at the following addresses (or such other address for a Party as specified by like Notice):

(a)	to the Company at:

Shaw Communications Inc.

630 – 3rd Avenue S.W., Suite 900

Calgary, Alberta

T2P 4L4

Attention: Trevor English,

  Executive Vice President, Chief Financial & Corporate

  Development Officer

Email:      [Redacted – Personal Information]

Attention: Peter Johnson,

  Executive Vice President, Chief Legal and Regulatory Officer

Email:      [Redacted – Personal Information]

with a copy to:

Davies Ward Phillips & Vineberg LLP

155 Wellington Street West

Toronto, Ontario

M5V 3J7

Attention: Vincent A. Mercier and Brett Seifred

Email:       vmercier@dwpv.com and bseifred@dwpv.com

(b)	to Purchaser at:

Rogers Communications Inc.

333 Bloor Street East, 10th Floor

Toronto, Ontario

M4W 1G9

Attention: Joe Natale, Chief Executive Officer

Email:      [Redacted – Personal Information]

with a copy to:

Goodmans LLP

333 Bay Street, Suite 3400

Toronto, Ontario, M5H 2S7

Attention: Dale Lastman and Chris Sunstrum

Email:       dlastman@goodmans.ca and csunstrum@goodmans.ca

Rejection or other refusal to accept, inability to deliver because of changed address of which no Notice was given, shall be deemed to be receipt of the Notice as of the date of such rejection, refusal or inability to deliver. Sending a copy of a Notice to a Party’s legal counsel as contemplated above is for information purposes only and does not constitute delivery of the Notice to that Party. The failure to send a copy of a Notice to legal counsel does not invalidate delivery of that Notice to a Party.

8.5 Time of the Essence

Time is of the essence in this Agreement.

8.6 Third Party Beneficiaries

(a) Except for (i) the rights of the Persons set forth in Section 4.7(d), Section 4.13 and Section 6.3(c), which, without limiting their terms, are intended as stipulations for the irrevocable benefit of, and shall be enforceable by, the third Persons mentioned in such provisions (such third Persons referred to in this Section 8.7 as the “ Third Party Beneficiaries”), and (ii) the benefits in favour of the Debt Financing Sources set forth in Section 8.1(b), Section 8.2(i), this Section 8.6 and Section 8.7(c), the Company and the Purchaser intend that this Agreement will not benefit or create any right or cause of action in favour of any Person, other than the Parties and that no Person, other than the Parties, shall be entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.

(b) Despite Section 8.6(a), the Parties acknowledge:

(i)

to each of the Third Party Beneficiaries their direct rights against the applicable Party under Section 4.13(a), respectively, of this Agreement, which are intended for the irrevocable benefit of, and shall be enforceable by, each Third Party Beneficiary, his or her heirs, executors, administrators and legal representatives, and for such purpose, the Company or the Purchaser, as applicable, confirms that it is acting as trustee on their behalf, and agrees to enforce such provisions on their behalf; and

(ii)

to each Debt Financing Source their respective rights against the Parties, as applicable, under each of Section 8.1, Section 8.1(b), Section 8.2(i), this Section 8.6 and Section 8.7(c) which are intended for the benefit of, and shall be enforceable by, each of the Debt Financing Sources.

(c) Subject to Section 8.1, the Parties reserve their right to vary or rescind the rights at any time and in any way whatsoever, if any, granted by or under this Agreement to any Person who is not a Party, without notice to or consent of that Person, including any Third Party Beneficiary.

8.7 Equitable Remedies

(a) The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at Law in the event that any of the provisions of this Agreement were not performed by a Party in accordance with their specific terms or were otherwise breached by a Party. The Parties accordingly agree (and further agree not to take any contrary position in any litigation concerning this Agreement) that (i) each Party shall be entitled to injunctive and other equitable relief to prevent breaches or threatened breaches of this Agreement or the obligations of the Parties to consummate the Closing in accordance with the provisions of this Agreement, and to specifically enforce compliance with, or performance of, the terms of this Agreement against the other Party without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which a Party may be entitled at Law or in equity, and (ii) the right of specific performance is an integral part of the transactions contemplated by this Agreement and, without such right, neither the Company nor the Purchaser would have entered into this Agreement.

(b) Notwithstanding anything to the contrary in this Agreement, it is hereby acknowledged and agreed that the Company shall be entitled to seek specific performance to cause the Purchaser to enforce the obligations of the Debt Financing Sources to fund the financing under the Debt Commitment Letter, but only in the event that each of the following conditions has been satisfied: (i) all of the conditions set forth in Section 6.1 and Section 6.2 have been satisfied (excluding conditions that, by their terms, are to be satisfied on the Effective Date); (ii) the Purchaser fails to pay the aggregate Arrangement Consideration as required by Section 2.10; and (iii) all of the conditions to the consummation of the financing provided by the Debt Commitment Letter have been satisfied (excluding conditions that, by their terms, are to be satisfied on the Effective Date).

(c) Notwithstanding anything to the contrary contained in this Agreement, but without limiting any of the Company’s rights under Sections 8.7(a), 8.7(b) or 8.7(d) or the rights of the Parties to the Debt Commitment Letters under the terms thereof, the Company hereby waives, any rights or claims against any Debt Financing Source in connection with this Agreement, the Debt Financing or the transactions contemplated hereby or thereby and the Company agrees not to commence any action or proceeding against any Debt Financing Source in connection with this Agreement, the Debt Commitment Letter, the Debt Financing or in respect of any other document or theory of law or equity in connection therewith, whether at law, in contract, in tort or otherwise and agrees to cause any such action or proceeding asserted by the Company in violation of the prohibition on commencing actions or proceedings contained in this Section 8.7(c) against any Debt Financing Source to be dismissed or otherwise terminated. In particular, the Company agrees that no Debt Financing Source shall be subject to any special, consequential, punitive or indirect damages or damages of a tortious nature. For the avoidance of doubt, nothing contained herein shall in any way limit or modify the rights and obligations of the Purchaser or the Debt Financing Sources set forth under the Debt Commitment Letter or any other commitment letter, fee letter or definitive agreement pertaining to the Debt Financing, and nothing herein shall restrict the ability of the Company to seek specific performance of the Purchaser’s obligations hereunder, including under Section 8.7(b).

(d) If, prior to the Outside Date, any Party brings any action in accordance with this Section 8.7 to enforce specifically the performance of the terms and provisions hereby by any other Party or the Company brings any action seeking an injunction, specific performance or other equitable relief in connection with the Debt Commitment Letter, the Outside Date shall automatically be extended (i) for the period during which such action is pending, plus 20 Business Days, or (ii) by such other time period established by the court presiding over such action, as the case may be.

8.8 Waiver

No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

8.9 Entire Agreement

This Agreement, the Confidentiality Agreement and the JDA constitute the entire agreement between the Company and the Purchaser with respect to the transactions contemplated by this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, between the Company and the Purchaser. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Company and the Purchaser in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement. Neither the Company nor the Purchaser has relied or is relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement. Each of the Confidentiality Agreement and the JDA shall survive the termination of this Agreement in accordance with its terms.

8.10 Successors and Assigns

(a) This Agreement becomes effective only when executed by the Company or the Purchaser. After that time, it will be binding upon and enure to the benefit of the Company and the Purchaser and their respective successors and permitted assigns.

(b) Neither this Agreement nor any of the rights or obligations under this Agreement are assignable or transferable by any Party without the prior written consent of the other Party, provided however that the Purchaser (or any permitted assign of the Purchaser) may, at any time, assign its rights and obligations under this Agreement without such consent to a wholly-owned Subsidiary of the Purchaser if such assignee delivers an instrument in writing confirming that it is bound by and shall perform all of the obligations of the assigning party under this Agreement as if it were an original signatory and provided further that the assigning party shall not be relieved of its obligations hereunder.

8.11 Severability

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by an arbitrator or any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

8.12 Governing Law

(a) This Agreement will be governed by and interpreted and enforced in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

(b) Each Party irrevocably attorns and submits to the non-exclusive jurisdiction of the Alberta courts situated in the City of Calgary and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum. Any legal proceedings arising out of this Agreement shall be conducted in the English language only.

8.13 Further Assurances

Each Party hereto shall, from time to time and at all times hereafter, at the request of the other Party, but without further consideration, do all such further acts and things, and execute and deliver all such further documents and instruments and provide all such further assurances as may be reasonably required in order to fully perform and carry out the terms and intent hereof.

8.14 Rules of Construction

The Parties to this Agreement waive the application of any Law or rule of construction providing that ambiguities in any agreement or other document shall be construed against the party drafting such agreement or other document.

8.15 No Liability

No director or officer of the Purchaser shall have any personal liability whatsoever to the Company under this Agreement or any other document delivered on behalf of the Purchaser under this Agreement. No director or officer of the Company or any of its Subsidiaries shall have any personal liability whatsoever to the Purchaser under this Agreement or any other document delivered on behalf of the Company or any of its Subsidiaries under this Agreement.

8.16 Language

The Parties expressly acknowledge that they have requested that this Agreement and all ancillary and related documents thereto be drafted in the English language only. Les parties aux présentes reconnaissent avoir exigé que la présente entente et tous les documents qui y sont accessoires soient rédigés en anglais seulement.

8.17 Counterparts

This Agreement may be executed in any number of counterparts (including counterparts by facsimile or other method of electronic communication) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile, PDF or similarly executed electronic copy of this Agreement, and such facsimile, PDF or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[Signature Page Follows.]

IN WITNESS WHEREOF the Parties have executed this Arrangement as of the date first written above.

ROGERS COMMUNICATIONS INC.

by	“Joseph Natale”
Name: Joseph Natale
Title: President and Chief Executive Officer

“Anthony Staffieri”
Name: Anthony Staffieri
Title: Chief Financial Officer

SHAW COMMUNICATIONS INC.

by	“Trevor English”
Name: Trevor English
Title:Executive Vice President, Chief Financial and Corporate Development Officer

“Peter Johnson”
Name: Peter Johnson
Title:Executive Vice President, Chief Legal and Regulatory Officer

Signature Page – Arrangement Agreement

SCHEDULE A

PLAN OF ARRANGEMENT

(See attached)

A-1

PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER SECTION 193

OF THE BUSINESS CORPORATIONS ACT (ALBERTA)

ARTICLE 1

INTERPRETATION

1.1	Definitions

Unless indicated otherwise, where used in this Plan of Arrangement, capitalized terms used but not defined shall have the meanings ascribed thereto in the Arrangement Agreement and the following terms shall have the following meanings (and grammatical variations of such terms shall have corresponding meanings):

“Arrangement Agreement” means the Arrangement Agreement made as of March 13, 2021 between the Purchaser and the Company (including the Schedules thereto) as it may be amended, modified or supplemented from time to time in accordance with its terms;

“Cash Consideration” means $40.50;

“Company” means Shaw Communications Inc.;

“Company Dividend” has the meaning specified in Section 2.3(f);

“Company Shares” means the Class A Shares and the Class B Shares;

“Court” means the Court of Queen’s Bench of Alberta, or other court as applicable;

“Depositary” means AST Trust Company (Canada), as depositary, or such other Person as the Company and the Purchaser mutually agree on, each acting reasonably;

“Dissenting Shareholder” means a holder of Company Shares as of the record date of the Company Meeting who: (a) has validly exercised its Dissent Rights in strict compliance with the Dissent Right provisions of this Plan of Arrangement; (b) has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights; and (c) is ultimately entitled to be paid the fair value for his, her or its Company Shares, but only in respect of the Company Shares in respect of which Dissent Rights are validly exercised by such holder of Company Shares;

“Dissent Rights” has the meaning specified in Section 3.1;

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

“Effective Time” means 1:01 a.m. on the Effective Date, or such other time as the Parties agree to in writing before the Effective Date;

“Eligible Holder” means a Shaw Family Shareholder that is: (i) a resident of Canada for the purposes of the Tax Act and not exempt from tax under Part I of the Tax Act; or (ii) a partnership, any member of which is a resident of Canada for the purposes of the Tax Act, that is not exempt from tax under Part I of the Tax Act;

“Equity Awards” means the Company Options, Company RSUs, Company PSUs and Company DSUs;

“Final Order” means the final order of the Court pursuant to section 193 of the ABCA in a form acceptable to the Company and Purchaser, each acting reasonably, as contemplated by Section 2.5 of the Arrangement Agreement, approving the Arrangement, as such order may be amended, modified, supplemented or varied by the Court (with the consent of the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn, abandoned or denied, as affirmed or as amended (provided that any such amendment is acceptable to the Company and the Purchaser, each acting reasonably) on appeal;

“holders” means: (a) when used with reference to the Company Shares, except where the context otherwise requires, the holders of the Company Shares shown from time to time in the registers maintained by or on behalf of the Company in respect of the Company Shares; (b) when used with reference to the Qualifying Holdco Shares, except where the context otherwise requires, the holders of the Qualifying Holdco Shares shown from time to time in the registers maintained by or on behalf of the Qualifying Holdco in respect of the Qualifying Holdco Shares; and (c) when used with reference to Equity Awards, the holders of Equity Awards shown from time to time in the respective registers or accounts maintained by or on behalf of the Company;

“Interim Order” means the interim order of the Court pursuant to section 193 of the ABCA in a form acceptable to the Company and the Purchaser, each acting reasonably, as contemplated by Section 2.2 of the Arrangement Agreement, providing for, among other things, the calling and holding of the Company Meeting, as such order may be amended, modified, supplemented or varied by the Court with the consent of the Company and the Purchaser, each acting reasonably;

“Letter of Transmittal” means the letter of transmittal to be sent by the Company to holders of Company Shares for use in connection with the Arrangement;

“Liens” means any mortgage, charge, pledge, hypothec, security interest, lien (statutory or otherwise), or adverse right or claim, or other third party interest or encumbrance of any kind;

“Plan of Arrangement” means this plan of arrangement proposed under Section 193 of the ABCA, and any amendments or variations thereto made in accordance with the Arrangement Agreement or this Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of the Company and Purchaser, each acting reasonably;

“Purchaser” means Rogers Communications Inc.;

“Purchaser Loan” means a demand loan from the Purchaser to the Company denominated in Canadian dollars in an aggregate principal amount not exceeding the aggregate amount of cash required by the Company to make the payments in Sections 2.3(b) to Section 2.3(e), which amount shall be provided by the Company to the Purchaser in writing prior to the Effective Time, and which shall be evidenced by way of a demand promissory note granted by the Company in favour of the Purchaser;

“Purchaser Share” means a Class B Non-Voting Share in the capital of the Purchaser;

“Qualifying Holdco” means a corporation that is wholly-owned by one or more Shaw Family Shareholders that meets the conditions described in Section 4.1 of the Controlling Shareholder Voting Support Agreement, and which directly holds Shaw Family Company Shares at the Effective Time;

“Qualifying Holdco Shares” means all of the shares in the capital of a Qualifying Holdco at the Effective Time;

“Section 85 Election” has the meaning specified in Section 2.6;

“Shaw Family Company Shares” means (a) the 50,719,468 Company Shares owned, directly or indirectly, or controlled by the Shaw Family Living Trust as of the date of the Arrangement Agreement as set forth in Schedule “A” to the Controlling Shareholder Voting Support Agreement, plus (b) up to 5,946,607 additional Company Shares held by Shaw Family Shareholders or Qualifying Holdcos at the Effective Time, plus (c) such additional number of Company Shares, if any, that the Purchaser agrees can be included as Shaw Family Company Shares;

“Shaw Family Consideration” means the aggregate of the Shaw Family Share Consideration in respect of every Shaw Family Company Share transferred to the Purchaser pursuant to Section 2.3(j) and the Shaw Family Holdco Share Consideration in respect of every Qualifying Holdco provided that such aggregate amount cannot exceed $917,990,415 in cash and 23,641,470.40 Purchaser Shares, unless, with the consent of the Purchaser, the aggregate number of Shaw Family Company Shares exceeds 56,666,075, in which case the cash and Purchaser Shares forming part of the Shaw Family Consideration shall be proportionately increased;

“Shaw Family Group” means (a) the estate of JR Shaw, his spouse and issue (whether natural born or legally adopted) and spouses thereof, the estates of any such individuals, and corporations owned or controlled by any one or more of the foregoing or by trusts of which any one or more of the foregoing are the principal beneficiaries (including the Shaw Family Living Trust), (b) the estate of James Robert Shaw; and (c) each of the charitable foundations listed in Schedule “B” to the Controlling Shareholder Voting Support Agreement;

“Shaw Family Holdco Share Consideration” in respect of a Qualifying Holdco means (a) an amount of cash equal to $16.20 multiplied by the number of Company Shares held by that Qualifying Holdco at the Effective Time; and (b) that number of Purchaser Shares equal to 0.417206775 multiplied by the number of Company Shares held by that Qualifying Holdco at the Effective Time, payable to the Shaw Family Shareholders in respect of the Qualifying Holdco Shares of that Qualifying Holdco transferred by the Shaw Family Shareholders to the Purchaser;

“Shaw Family Share Consideration” means (a) $16.20 in cash, and (b) 0.417206775 Purchaser Shares, payable in respect of each Shaw Family Company Share transferred to the Purchaser pursuant to Section 2.3(j); and

“Shaw Family Shareholder” means the Shaw Family Living Trust and any other member of the Shaw Family Group (other than a Qualifying Holdco) that is the registered holder of Company Shares or Qualifying Holdco Shares at the Effective Time and that has agreed (in a form reasonably acceptable to the Purchaser) to be a Shaw Family Shareholder; provided that no Person will become a Shaw Family Shareholder without the prior consent of the Purchaser if, after giving effect thereto, the aggregate number of Shaw Family Company Shares would exceed 56,666,075.

1.2	Headings, References, etc.

The division of this Plan of Arrangement into Articles, sections, and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. Unless otherwise indicated, all references to an “Article” or “section” followed by a number and/or a letter refer to the specified Article or section of this Plan of Arrangement. The terms “hereof”, “herein” and “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular Article, section or other portion hereof.

1.3	Rules of Construction

In this Plan of Arrangement, unless the context otherwise requires: (a) words importing the singular number include the plural and vice versa; (b) words importing any gender include all genders; and (c) “include”, “includes” and “including” shall be deemed to be followed by the words “without limitation”.

1.4	Currency

Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of Canada and “$” refers to Canadian dollars.

1.5	Date for Any Action

If the date on which any action is required or permitted to be taken hereunder by a Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day. In this Plan of Arrangement, references from or through any date mean, unless otherwise specified, from and including that date and/or through and including that date, respectively.

1.6	References to Dates, Statutes, etc.

In this Plan of Arrangement, unless something in the subject matter or context is inconsistent therewith or unless otherwise herein provided, a reference to any statute, regulation, direction or instrument is to that statute, regulation, direction or instrument as now enacted or as the same may from time to time be amended, re-enacted or replaced, and in the case of a reference to a statute, includes any regulations, rules, policies or directions made thereunder. Any reference in this Plan of Arrangement to a Person includes its heirs, administrators, executors, legal personal representatives, predecessors, successors and permitted assigns. References to any contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with its terms.

1.7	Time

Time shall be of the essence in every matter or action contemplated in this Plan of Arrangement. All times expressed herein are local time (Calgary, Alberta) unless otherwise stipulated herein.

ARTICLE 2

THE ARRANGEMENT

2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant and subject to the provisions of the Arrangement Agreement.

2.2	Binding Effect

This Plan of Arrangement and the Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, will become effective, and be binding on the Company, the Purchaser, all holders and beneficial owners of Company Shares, Company Options, Company RSUs, Company PSUs and Company DSUs, including Dissenting Holders, the register and transfer agent of the Company, the Depositary and all other Persons, at and after the Effective Time without any further act or formality required on the part of any Person.

2.3	Arrangement

At the Effective Time, each of the following events shall occur and shall be deemed to occur sequentially as set out below, without further authorization, act or formality, in each case, in accordance with the transfer mechanics set out in Section 2.4 and unless stated otherwise, effective as at five minute intervals starting at the Effective Time:

(a)	the Purchaser shall make the Purchaser Loan to fund the payments in Sections 2.3(b), 2.3(c), 2.3(d) and 2.3(e);

(b)

each Company Option outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the Company Stock Option Plan, shall be deemed to be unconditionally vested and exercisable, and such Company Option shall, without any further action by or on behalf of a holder of Company Options, be deemed to be assigned and transferred by such holder to the Company in exchange for a cash payment from the Company equal to the amount (if any) by which the Cash Consideration exceeds the exercise price of such Company Option, in each case, less applicable withholdings in accordance with Section 4.3, and each such Company Option shall immediately be cancelled and, for greater certainty, where such amount is nil or negative, neither the Company nor the Purchaser shall be obligated to pay the holder of such Company Option any amount in respect of such Company Option;

(c)

each Company RSU, Company PSU or Company DSU outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the Company RSU/PSU Plan or the Company DSU Plan, as applicable, shall, without any further action by or on behalf of a holder of Company RSUs, Company PSUs or Company DSUs, be deemed to be assigned and transferred by such holder to the Company in exchange for a cash payment from the Company equal to the Cash Consideration, less applicable withholdings in accordance with Section 4.3, and each such Company RSU, Company PSU or Company DSU shall immediately be cancelled;

(d)

the Company shall make a cash payment to the ERP Trust (as defined in the ERP), in an amount equal to the amount required to be contributed by the Company in accordance with Section 12.05 of the ERP which shall have been calculated by the Actuary (as defined in the ERP) with effect as of the Effective Time, less applicable withholdings in accordance with Section 4.3;

(e)

the Company shall make a cash payment to the SERP Trust (as defined in the SERP) in an amount equal to the amount required to be contributed by the Company in accordance with Section 7.02(c) of the SERP, less applicable withholdings in accordance with Section 4.3;

(f)

the Company shall make a payment to the Depositary in an amount equal to any unpaid Company Permitted Dividend that has been declared by the Company Board in accordance with the terms of the Arrangement Agreement on the Company Shares with a record date prior to the Effective Date (the “Company Dividends”), less applicable withholdings in accordance with Section 4.3;

(g)

each of the Company Shares held by Dissenting Shareholders in respect of which Dissent Rights have been validly exercised shall be deemed to have been transferred (free and clear of any Liens), without any further act or formality, to the Purchaser, in consideration for a debt claim against the Purchaser for the amount determined under Article 3, and:

(i)

such Dissenting Shareholders shall cease to be the holders of such Company Shares and to have any rights as holders of such Company Shares other than the right to be paid fair value for such Company Shares as set out in Section 3.1;

(ii)	the name of each such Dissenting Shareholder shall be removed as the holder of such Company Shares from the registers of Company Shares maintained by or on behalf of the Company; and

(iii)

the Purchaser shall be deemed to be the transferee of such Company Shares (free and clear of any Liens) and shall be entered in the registers of Company Shares maintained by or on behalf of the Company;

(h)

contemporaneously with the step contemplated in Section 2.3(g), each outstanding Class A Share (other than Shaw Family Company Shares, and Class A Shares held by Dissenting Shareholders or Qualifying Holdcos) shall be transferred (free and clear of all Liens) to the Purchaser in consideration for the Cash Consideration;

(i)

contemporaneously with the step contemplated in Section 2.3(g), each outstanding Class B Share (other than Shaw Family Company Shares, and Class B Shares held by Dissenting Shareholders or Qualifying Holdcos) shall be transferred (free and clear of all Liens) to the Purchaser in consideration for the Cash Consideration;

(j)

contemporaneously with the step contemplated in Section 2.3(g), each outstanding Shaw Family Company Share (other than Shaw Family Company Shares held by a Qualifying Holdco) shall be transferred (free and clear of all Liens) to the Purchaser in exchange for the Shaw Family Share Consideration; and

(k)

contemporaneously with the step contemplated in Section 2.3(g), all outstanding Qualifying Holdco Shares of each Qualifying Holdco held by the Shaw Family Shareholders shall be transferred (free and clear of all Liens) to the Purchaser in exchange for the Shaw Family Holdco Share Consideration in respect of each Qualifying Holdco. The Shaw Family Holdco Share Consideration in respect of each Qualifying Holdco, including the portion satisfied by cash and the portion satisfied by Purchaser Shares for each Qualifying Holdco Share, shall be allocated amongst the Qualifying Holdco Shares of such Qualifying Holdco in a manner consistent with the Section 85 Election or as may otherwise be agreed by the relevant Shaw Family Shareholders and the Purchaser, acting reasonably.

2.4	Transfer Mechanics

(a)

With respect to each Company Option, Company RSU, Company PSU and Company DSU deemed to be transferred and assigned in accordance with Sections 2.3(b) and 2.3(c), the following shall be deemed to have occurred as of the time of such applicable transfer and assignment:

(i)	each holder thereof shall cease to be a holder of such applicable Equity Award;

(ii)	each holder’s name shall be removed from the register of the applicable Equity Award;

(iii)

the Company Stock Option Plan, the Company RSU/PSU Plan and the Company DSU Plan, and all agreements relating to the applicable Equity Awards, shall be terminated and shall be of no further force and effect; and

(iv)

each holder shall thereafter have only the right to receive the consideration to which they are entitled pursuant to Section 2.3(b) and Section 2.3(c), as applicable, at the time and in the manner specified in Section 4.1.

(b)

With respect to each Class A Share, Class B Share or Qualifying Holdco Share deemed to have been transferred and assigned in accordance with Sections 2.3(h) to 2.3(k), the following shall be deemed to have occurred as of the time of the applicable transfer and assignment:

(i)

the holder thereof shall cease to be the holder of such Company Share or Qualifying Holdco Share, as applicable, and to have any rights as holders thereof, other than the right to be paid the Cash Consideration or Shaw Family Consideration, as applicable, in accordance with this Plan of Arrangement;

(ii)	the name of the holder thereof shall be removed from the register of Company Shares or Qualifying Holdco Shares, as applicable;

(iii)

the holder thereof shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign such Company Share or Qualifying Holdco Share; and

(iv)

the Purchaser shall be deemed to be the transferee (free and clear of all Liens) of all of the outstanding Company Shares (other than Company Shares held by the Qualifying Holdcos but including all Company Shares transferred by Dissenting Shareholders pursuant to Section 2.3(g)) and all Qualifying Holdco Shares and the register of the Company and any Qualifying Holdco shall be revised accordingly.

2.5	No Fractional Purchaser Shares and Rounding of Cash Consideration

(a)

In no event shall a Shaw Family Shareholder be entitled to a fractional Purchaser Share. Where the aggregate number of Purchaser Shares to be issued to a Shaw Family Shareholder pursuant to this Plan of Arrangement would result in a fraction of a Purchaser Share being issuable: (i) the number of Purchaser Shares to be received by such Shaw Family Shareholder shall be rounded down to the nearest whole Purchaser Share; and (ii) such Shaw Family Shareholder shall receive a cash payment (rounded up to the nearest whole $0.01) equal to the product of the (A) $58.2445 and (B) the fractional Purchaser Share amount.

(b)

If the aggregate cash amount which a holder of Company Shares or Qualifying Holdco Shares is entitled to receive pursuant to this Plan of Arrangement would otherwise include a fraction of $0.01, then the aggregate cash amount to which such holder shall be entitled to receive shall be rounded up to the nearest whole $0.01.

2.6	Tax Elections

If requested by an Eligible Holder who receives Purchaser Shares pursuant to the Arrangement, the Purchaser shall make a joint election with such Eligible Holder in accordance with subsection 85(1) or 85(2) of the Tax Act (and any similar provision of any provincial legislation) provided that such election is in accordance with the provisions of the Tax Act (and applicable provincial legislation) (a “Section 85 Election”). The agreed amount under such joint election shall be determined by each Eligible Holder in such Eligible Holder’s sole discretion within the limits set out in the Tax Act (and applicable provincial legislation). The obligation of the Purchaser in this regard is limited to Eligible Holders that provide the Purchaser with a validly completed tax election within 90 days after the Effective Date, and the Purchaser will not assume any responsibility for the proper completion or timely filing of such election. The Purchaser will not have any obligation to make such an election in respect of any holder of Company Shares or holder of Qualifying Holdco Shares other than an Eligible Holder who receives Purchaser Shares pursuant to the Arrangement.

ARTICLE 3

RIGHTS OF DISSENT

3.1	Rights of Dissent

Registered holders of Company Shares as of the record date for the Company Meeting may exercise dissent rights with respect to the Company Shares held by such holder as of such date (“Dissent Rights”) in connection with the Arrangement pursuant to and in the manner set forth in Section 191 of the ABCA, as modified by the Interim Order and this Section 3.1; provided that, notwithstanding Section 191 of the ABCA, the written objection to the Arrangement Resolution must be received by the Company not later than 5:00 p.m. (Calgary Time) two Business Days immediately preceding the date of the Company Meeting (as it may be adjourned or postponed from time to time). Dissenting Shareholders who duly exercise their Dissent Rights shall be deemed to have transferred the Company Shares held by them and in respect of which Dissent Rights have been validly exercised to the Company free and clear of all Liens, as provided in Section 2.3(g), and if they:

(a)

ultimately are entitled to be paid fair value for such Company Shares: (i) shall be deemed not to have participated in the transactions in Article 2 (other than Section 2.3(g)); (ii) will be entitled to be paid the fair value of such Company Shares, which fair value shall be determined as of the close of business on the day before the Arrangement Resolutions were adopted; and (iii) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Company Shares; or

(b)

ultimately are not entitled, for any reason, to be paid fair value for such Company Shares shall be deemed to have participated in the Arrangement as of the Effective Time on the same basis as a non-dissenting holder of Company Shares (other than a Shaw Family Shareholder) and shall be entitled to receive only the consideration contemplated in Section 2.3 that such holder of Company Shares would have received pursuant to the Arrangement if such holder of Company Shares had not exercised Dissent Rights.

3.2	Recognition of Dissenting Shareholders

(a)

In no circumstances shall the Company, the Purchaser or any other Person be required to recognize a Person exercising Dissent Rights: (i) unless, as of the deadline for exercising Dissent Rights (as set forth in Section 3.1), such Person is a registered holder of the Company Shares in respect of which such Dissent Rights are sought to be exercised; (ii) if such Person has voted or instructed a proxyholder to vote such Company Shares in favour of the Arrangement Resolution; or (iii) unless such Person has strictly complied with the procedures for exercising Dissent Rights and does not withdraw such dissent prior to the Effective Time.

(b)

For greater certainty, in no case shall the Company, the Purchaser or any other Person be required to recognize Dissenting Shareholders as holders of Company Shares in respect of which Dissent Rights have been validly exercised after the completion of the transfer under Section 2.3(g), and the names of such Dissenting Shareholders shall be removed from the registers of holders of Company Shares in respect of which Dissent Rights have been validly exercised at the same time as the event described in Section 2.3(g) occurs.

(c)

In addition to any other restrictions under Section 191 of the ABCA, none of the following shall be entitled to exercise Dissent Rights: (i) holders of Equity Awards; (ii) holders of Company Shares who vote or have instructed a proxyholder to vote such holder’s Company Shares in favour of the Arrangement Resolution; (iii) any Person (including any beneficial owner of Company Shares) who is not a registered holder of Company Shares; and (iv) the Purchaser and its affiliates (as defined in the Arrangement Agreement).

ARTICLE 4

PAYMENTS AND CERTIFICATES

4.1	Payment of Consideration

(a)

Following receipt of the Final Order and prior to the filing of the Articles of Arrangement: (i) the Purchaser shall deposit or cause to be deposited with the Depositary for the benefit of each holder of Company Shares and Qualifying Holdco Shares entitled to receive cash pursuant to Sections 2.3(h) to 2.3(k), the amount of cash equal to the cash payments contemplated in Sections 2.3(h) to 2.3(k), with the amount per Company Share in respect of which Dissent Rights have been exercised being deemed to be the Cash Consideration, for the benefit of the holders of Company Shares and Qualifying Holdco Shares; and (ii) Purchaser shall deposit or cause to be deposited with the Depositary, for the benefit of and to be held on behalf of the Shaw Family Shareholders entitled to receive Purchaser Shares pursuant to Section 2.3(j) and Section 2.3(k), certificates representing the number of Purchaser Shares that such Shaw Family Shareholders are entitled to receive pursuant to Section 2.3(j) and Section 2.3(k). The cash deposited with the Depositary shall be held in an interest-bearing account, and any interest earned on such funds shall be for the account of the Purchaser.

(b)

Upon the surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Company Shares or Qualifying Holdco Shares, as applicable, that were transferred pursuant to Sections 2.3(h) to 2.3(k), together with a duly completed and executed Letter of Transmittal, and such additional documents and instruments as the Depositary may reasonably require (or the Purchaser in respect of Qualifying Holdco Shares), each Company Share or Qualifying Holdco Share, as applicable, represented by such surrendered certificate shall be exchanged by the Depositary, and the Depositary shall deliver to the applicable holder of such Company Share or Qualifying Holdco Share as soon as practicable and in accordance with Sections 2.3(h) to 2.3(k), Section 4.1 and Section 4.2: (i) a cheque, wire transfer or other form of immediately available funds, representing the cash amount that such holder of Company Shares or Qualifying Holdco Shares, as applicable, is entitled to receive under the Arrangement; and (ii) one or more certificates representing the Purchaser Shares that such holder of Company Shares or Qualifying Holdco Shares, as applicable, is entitled to receive under the Arrangement.

(c)

As soon as practicable after the Effective Time, the Company shall pay the amounts to be paid to holders of Equity Awards in accordance with Sections 2.3(b) and 2.3(c) either: (i) pursuant to the normal payroll practices and procedures of the Company; or (ii) in the event that payment pursuant to the normal payroll practices and procedures of the Company is not practicable for any such holder, by cheque, wire transfer or other form of immediately available funds (delivered to such holder of such Equity Awards, as applicable, as reflected on the register maintained by or on behalf of the Company in respect of such Equity Awards), or (iii) by such other means as the Company may elect or as otherwise may be reasonably requested by the Purchaser including with respect to the timing and manner of such delivery, in each case, less applicable withholdings in accordance with Section 4.3.

(d)

Until surrendered as contemplated by this Section 4.1, each certificate that immediately prior to the Effective Time represented outstanding Company Shares or Qualifying Holdco Shares shall be deemed, immediately after the completion of the transactions contemplated in Sections 2.3(h) to 2.3(k), to represent only the right to receive upon such surrender cash and, as applicable, Purchaser Shares, in lieu of such certificate as contemplated in Sections 2.3(h) to 2.3(k). Any such certificate formerly representing outstanding Company Shares or Qualifying Holdco Shares not duly surrendered on or before the sixth anniversary of the Effective Date shall cease to represent a claim by or interest of any former holder of Company Shares or Qualifying Holdco Shares of any kind or nature against or in the Company or Purchaser. On such date, all cash or securities to which such former holder was entitled shall be deemed to have been surrendered to the Purchaser or the Company, as applicable, and shall be paid over by the Depositary to the Purchaser or as directed by the Purchaser.

(e)

Any payment made by way of cheque by the Depositary (on behalf of the Purchaser) or the Company, if applicable, pursuant to the Arrangement that has not been deposited or has been returned to the Depositary (or the Company) or that otherwise remains unclaimed, in each case, on or before the sixth anniversary of the Effective Date, and any right or claim to payment hereunder that remains outstanding on the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature and the right of any holder of Company Shares, Qualifying Holdco Shares or Equity Awards to receive the applicable consideration for any Company Shares, Qualifying Holdco Shares or Equity Awards pursuant to the Arrangement shall terminate and be deemed to be surrendered and forfeited to the Purchaser or the Company, as applicable, for no consideration.

(f)

No holder of Company Shares, Qualifying Holdco Shares or Equity Awards shall be entitled to receive any consideration with respect to Company Shares, Qualifying Holdco Shares or Equity Awards other than the consideration to which such holder entitled to receive in accordance with Sections 2.3(b), 2.3(c), 2.3(g), 2.3(h), 2.3(i), 2.3(j), 2.3(k) and this Section 4.1 and, for greater certainty, no such holder shall be entitled to receive any interest, dividends, premium or other payment in connection therewith, other than Company Dividends pursuant to Section 2.3(f). No dividend or other distribution declared or made after the Effective Time with respect to Company Shares or Equity Awards with a record date on or after the Effective Date shall be delivered to the holder of any unsurrendered certificate which, immediately prior to the Effective Date, represented outstanding Company Shares, Qualifying Holdco Shares or Equity Awards.

(g)

All dividends or other distributions payable with respect to any Purchaser Shares allotted and issued pursuant to this Arrangement for which a certificate has not been issued shall be paid or delivered to the Depositary to be held by the Depositary for the benefit and on behalf of the registered holder thereof. All monies received by the Depositary shall be invested by it in interest-bearing trust accounts upon such terms as the Depositary may reasonably deem appropriate. The Depositary shall pay and deliver to any such holder, as soon as reasonably practicable after application therefor is made by the holder to the Depositary in such form as the Depositary may reasonably require, such dividends or other distributions and any interest thereon to which such holder is entitled, less any amounts withheld pursuant to Section 4.3.

(h)

All Company Dividends, if any, shall be paid or delivered to the Depositary to be held by the Depositary for the benefit and on behalf of the registered holder of the Company Shares. All monies received by the Depositary shall be invested by it in interest-bearing trust accounts upon such terms as the Depositary may reasonably deem appropriate. The Depositary shall pay and deliver to any such holder, as soon as reasonably practicable after application therefor is made by the holder to the Depositary in such form as the Depositary may reasonably require, the Company Dividends and any interest thereon to which such holder is entitled, less any amounts withheld pursuant to Section 4.3. The holders’ rights to receive payment from the Depositary pursuant to this Section 4.1(h) shall represent all of the holder’s rights with respect to the Company Dividends.

4.2	Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Company Shares or Qualifying Holdco Shares that were transferred pursuant to Sections 2.3(h) to 2.3(k) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue, pay and deliver, in exchange for such lost, stolen or destroyed certificate, the cash amount and, as applicable, the Purchaser Shares, which such holder is entitled to receive pursuant to this Plan of Arrangement. When authorizing such issuance, delivery or payment in exchange for any lost, stolen or destroyed certificate, the Person to whom such cash or Purchaser Shares are to be delivered shall as a condition precedent to the issuance, delivery or payment thereof, give a bond satisfactory to the Company, the Purchaser and the Depositary, each acting reasonably, in such sum as the Purchaser may direct, or otherwise indemnify the Purchaser and the Company in a manner satisfactory to the Purchaser and the Company, each acting reasonably, against any claim that may be made against the Purchaser and the Company with respect to the certificate alleged to have been lost, stolen or destroyed.

4.3	Withholding Rights

The Purchaser, the Company and the Depositary, and any other Person that makes a payment hereunder, as applicable, shall be entitled to deduct or withhold (or cause to be deducted or withheld) from the amount payable or otherwise deliverable to any Person pursuant to the Arrangement or this Plan of Arrangement, including Company Participating Shareholders exercising Dissent Rights, and from all dividends, other distributions or other amounts otherwise payable to any former Company Shareholders, holder of Qualifying Holdco Shares or holders of Company Options, Company RSUs, Company PSUs or Company DSUs, such Taxes or other amounts as the Purchaser, the Company, the Depositary or other Persons are or may be required or permitted to deduct or withhold with respect to such payment under the Tax Act, or any other provisions of any applicable Laws. To the extent that Taxes or other amounts are so deducted or withheld, such deducted or withheld Taxes or other amounts shall be treated for all purposes under this Agreement as having been paid to the Person in respect of which such deduction or withholding was made, provided that such deducted or withheld Taxes or other amounts are actually remitted to the appropriate Governmental Entity.

4.4	No Liens

Any exchange or transfer of Company Shares, Qualifying Holdco Shares or Equity Awards pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

4.5	Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Company Shares, Qualifying Holdco Shares and Equity Awards issued or outstanding prior to the Effective Time; (b) the rights and obligations of the holders of Company Shares, Qualifying Holdco Shares and Equity Awards, the Company, the Purchaser, the Depositary and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement; and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Company Shares, Qualifying Holdco Shares and Equity Awards shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

ARTICLE 5

AMENDMENTS

5.1	Amendments to Plan of Arrangement

(a)

The Company and the Purchaser may amend, modify or supplement this Plan of Arrangement at any time, and from time to time, prior to the Effective Time, provided that each such amendment, modification or supplement must: (i) be set out in writing; (ii) be approved by the Company and the Purchaser, each acting reasonably; (iii) filed with the Court and, if made following the Company Meeting, approved by the Court; and (iv) communicated to holders of Company Shares, if and as required by the Court.

(b)

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by either the Purchaser or the Company at any time prior to the Company Meeting (provided that the other Party shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Company Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)

Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting shall be effective only if: (i) it is consented to by each of the Company and the Purchaser (in each case, acting reasonably); and (ii) if required by the Court, it is consented to by holders of some or all of the Company Shares in the manner directed by the Court. Any amendment, modification or supplement to this Plan of Arrangement may be made following the granting of the Final Order without filing such amendment, modification or supplement with the Court or seeking Court approval, provided that (i) it concerns a matter which, in the reasonable opinion of the Parties, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the interest of any holder of Company Shares or (ii) is an amendment contemplated in Section 5.1(d) made following the Effective Date.

(d)

Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by the Purchaser, without communication to the holders of the Company Shares, provided that it concerns a matter which, in the reasonable opinion of the Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any former holder of Company Shares, Qualifying Holdco Shares or Equity Awards.

5.2	Termination

This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

ARTICLE 6

FURTHER ASSURANCES

6.1	Notwithstanding

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out in this Plan of Arrangement.

SCHEDULE B

ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1.

The arrangement (as may be amended, supplemented or varied, the “ Arrangement”) under section 193 of the Business Corporations Act (Alberta) involving Shaw Communications Inc. (the “Company”), pursuant to the arrangement agreement between the Company and Rogers Communications Inc. dated March 13, 2021, as it may be amended, supplemented or otherwise modified from time to time in accordance with its terms (the “Arrangement Agreement”), as more particularly described and set forth in the management information circular of the Company dated __________, 2021 (the “Circular”), and all transactions contemplated thereby, are hereby authorized, approved and adopted.

2.

The plan of arrangement, the full text of which is set out as Appendix ____ to the Circular, as it has been or may be amended or varied in accordance with the Arrangement Agreement and its terms, involving the Company (the “ Plan of Arrangement”), is hereby authorized, approved and adopted.

3.

The (a) Arrangement Agreement and all the transactions contemplated therein, (b) the actions of the directors of the Company in approving the Arrangement and the Arrangement Agreement, (c) the actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement and any amendments, supplements or modifications thereto, and (d) causing the performance by the Company of its obligations thereunder, are hereby ratified and approved.

4.

Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the Company Participating Shareholders (as defined in the Arrangement Agreement) or that the Arrangement has been approved by the Court of Queen’s Bench of Alberta (the “Court”), the directors of the Company are hereby authorized and empowered, at their discretion, without further notice to or approval of the Company Participating Shareholders: (a) to amend or modify the Arrangement Agreement or the Plan of Arrangement to the extent permitted by their respective terms, and (b) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and any related transactions.

5.

The Company is hereby authorized to apply for a final order from the Court to approve the Arrangement in accordance with and subject to the terms and conditions set forth in the Arrangement Agreement and the Plan of Arrangement.

6.

Any officer or director of the Company is hereby authorized and directed, for and on behalf of the Company, to execute or cause to be executed and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as, in such person’s opinion, may be necessary or desirable to give full force and effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such other document or instrument or the doing of any other such act or thing.

B-1

SCHEDULE C

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

1.

Organization and Qualification. The Company and each of its Subsidiaries is a corporation or other entity duly incorporated or organized, as applicable, validly existing and in good standing under the laws of the jurisdiction of its incorporation, organization or formation, as applicable, and has all requisite power and authority to own, lease and operate its assets and properties and conduct its business as now owned and conducted. The Company and each of its Subsidiaries is duly registered or otherwise authorized to carry on business and is in good standing in each jurisdiction in which the character of its assets and properties, whether owned, leased, licensed or otherwise held, or the nature of its activities make such qualification, licensing or registration or other authorization necessary, and has all Authorizations required to own, lease and operate its properties and assets and to conduct its business as now owned and conducted, except to the extent that any failure of the Company or any of its Subsidiaries to be so qualified, licensed or registered or to possess such Authorizations would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

2.

Corporate Authorization. The Company has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. The execution, delivery and performance by the Company of its obligations under this Agreement and the consummation of the Arrangement and the other transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or the consummation of the Arrangement and the other transactions contemplated hereby other than approval by the Company Participating Shareholders in the manner required by the Interim Order and Law and approval by the Court.

3.

Execution and Binding Obligation. This Agreement has been duly executed and delivered by the Company, and constitutes a legal, valid and binding agreement of the Company enforceable against it in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

4.

Governmental Authorization. Except as disclosed in Schedule 3.1(4) of the Company Disclosure Letter, the execution, delivery and performance by the Company of its obligations under this Agreement and the consummation of the Arrangement and the other transactions contemplated hereby do not require any Authorization or other action by or in respect of, or filing with, or notification to, any Governmental Entity by the Company or any of its Subsidiaries other than: (a) the Interim Order and any approvals required by the Interim Order; (b) the Final Order; (c) filings with the Registrar under the ABCA, (d) the Key Regulatory Approvals; (e) filings with the Securities Authorities or the TSX, the TSXV or the NYSE, as applicable, and (f) actions, filings or notifications, the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

5.

Non-Contravention. The execution and delivery of, and performance by the Company of its obligations under, this Agreement and the consummation of the Arrangement and the other transactions contemplated hereby do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition):

(a)	contravene, conflict with, or result in any violation or breach of the Company’s Constating Documents or the organizational documents of any of its Subsidiaries;

(b)

assuming compliance with the matters referred to in paragraph 4 above, contravene, conflict with or result in a violation or breach of any Law applicable to the Company, any of its Subsidiaries or any of their respective properties or assets;

(c)

except as disclosed in Schedule 3.1(5) of the Company Disclosure Letter, allow any Person to exercise any rights, require any consent or notice under or other action by any Person, or constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of its Subsidiaries is entitled (including by triggering any rights of first refusal or first offer, change in control provision or other restriction or limitation) under any Material Contract or any material Authorization to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound; or

(d)	result in the creation or imposition of any Lien (other than a Permitted Lien) upon any of the Company Assets.

except, in the case of each of paragraphs (b), (c) and (d), as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect.

6.	Capitalization.

(a)

The authorized capital of the Company consists of the number of Class A Shares determined in accordance with the Company’s Constating Documents, an unlimited number of Class B Shares, an unlimited number of Class 1 Preferred Shares and an unlimited number of Class 2 Preferred Shares, of which 12,000,000 were designated as Company Preferred Series A Shares and 12,000,000 were designated as Company Preferred Series B Shares.

(b)	As of the close of business on the Business Day prior to the date of this Agreement, there were:

(i)	22,372,064 Class A Shares issued and outstanding;

(ii)	476,237,390 Class B Shares issued and outstanding, other than any repurchases of Class B Shares under the Company’s normal course issuer bid that have not yet settled;

(iii)	no Class 1 Preferred Shares issued and outstanding;

(iv)	10,012,393 Company Preferred Series A Shares issued and outstanding; and

(v)	1,987,607 Company Preferred Series B Shares issued and outstanding.

(c)

All outstanding Company Shares have been duly authorized and validly issued and are fully paid and non-assessable. All outstanding Company Equity Awards have been duly authorized and, upon issuance in accordance with their respective terms, will be validly issued and will be fully paid and non-assessable and will not be subject to or issued in violation of any pre-emptive rights. No Company Shares have been issued, and no Company Equity Awards have been granted, in violation of any Law or any pre-emptive or similar rights applicable to them.

(d)

Schedule 3.1(6)(d) of the Company Disclosure Letter sets forth (i) the names and holdings of each Person who holds Company Equity Awards and the number of such Company Equity Awards, as indicated by type, held as of the close of business on the date that is three Business Days prior to the date of this Agreement, (ii) the exercise price of each Company Option, and (iii) the aggregate amount payable to the holders of the Company Equity Awards applying the methodology set forth in the Plan of Arrangement.

(e)

Except for (i) outstanding rights under the Company Stock Option Plan, the Company RSU/PSU Plan, the Company DSU Plan and the DRIP, or (ii) pursuant to the terms of the Company Shares and Company Senior Notes, there are no issued, outstanding or authorized securities, options, equity-based awards, warrants, calls, conversion, pre-emptive, redemption, repurchase, stock appreciation or other rights, or any other agreements, arrangements, instruments or commitments of any kind (including any shareholder rights plan or poison pill) that obligate the Company or any of its Subsidiaries to, directly or indirectly, issue, sell or transfer any securities of the Company or any of its Subsidiaries, or give any Person a right to subscribe for or acquire, any securities of the Company or any of its Subsidiaries.

(f)

There are no bonds, debentures or other evidences of indebtedness of the Company or any of its Subsidiaries outstanding which have the right to vote (or that are convertible or exercisable for securities having the right to vote) with Company Participating Shareholders on any matter.

(g)

Other than as contemplated by this Agreement, in connection with the Company’s normal course issuer bid (and the automatic share purchase plan entered into by the Company in connection therewith) or pursuant to the terms of the Class 1 Preferred Shares and Class 2 Preferred Shares and the Company Senior Notes, there are no issued, outstanding or authorized obligations on the part of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any securities of the Company or its Subsidiaries, or qualify securities for public distribution in Canada, the United States or elsewhere, or with respect to the voting or disposition of any securities of the Company.

7.	Shareholders and Similar Agreements.

(a)

Other than the Company Shares, the Company Options, Company RSUs, Company PSUs and Company DSUs, there are no securities or other instruments or obligations of the Company or any of its Subsidiaries that carry (or which is convertible into, or exchangeable or exercisable for, securities having) the right to vote generally with the holders of the Company Participating Shares on any matter.

(b)	All dividends or distributions on voting or equity securities of the Company that have been declared or authorized have been paid in full.

(c)

Neither the Company nor any of its Subsidiaries is a party to any unanimous shareholders agreement, shareholder agreement, pooling, voting, or other similar arrangement or agreement relating to the ownership or voting of any securities of the Company or any of its Subsidiaries. To the knowledge of the Company, as of the date hereof, other than the Voting Support Agreements, there are no irrevocable proxies or voting Contracts with respect to any securities issued by the Company or any of its Subsidiaries.

8.	Subsidiaries.

(a)

The following information with respect to each Subsidiary of the Company is accurately set out in Schedule 3.1(8)(a) of the Company Disclosure Letter: (i) its name; (ii) the percentage owned directly or indirectly by the Company, (iii) to the knowledge of the Company, the name of, and number, type and percentage owned, by registered holders of capital stock or other equity interests if other than the Company and its Subsidiaries; and (iv) its jurisdiction of incorporation, organization, formation, or governance.

(b)

Except as disclosed in Schedule 3.1(8)(a) of the Company Disclosure Letter, the Company is, directly or indirectly, the registered and beneficial owner of all of the outstanding shares or other equity interests of each of its Subsidiaries, free and clear of any Liens, all such shares or other equity interests so owned by the Company have been validly issued and are fully paid and non-assessable, as the case may be, and no such shares or other equity interests have been issued in violation of any pre-emptive or similar rights. Except for the shares or other equity interests owned by the Company in any Subsidiary that are disclosed in Schedule 3.1(7) of the Company Disclosure Letter, the Company does not own, beneficially or of record, any equity interests of any kind in any other Person.

(c)

The Subsidiaries listed in Schedule 3.1(8)(a) of the Company Disclosure Letter are the only Subsidiaries of the Company (collectively, the “ Material Subsidiaries”) that are material to the Company (based on the requirements for disclosure of Subsidiaries in an Annual Information Form set out in National Instrument 51-102 – Continuous Disclosure Obligations).

(d)

The Company indirectly owns 33% of the issued and outstanding interests of the Burrard Landing Lot 2 Holdings Partnership (the “ Partnership”) free and clear of all Liens (other than Permitted Liens) and all such interests held have been, to the knowledge of the Company, duly and validly authorized and issued by the Partnership. Except as disclosed in Schedule 8(d) of the Company Disclosure Letter, the Company has not been granted an option or other right in respect of the transfer or sale of such interests and has not agreed or made any commitment to sell or transfer such interests held to any third party. The Constating Documents of the Partnership provided to the Purchaser are, to the knowledge of the Company, true and correct and are in full force and effect and unamended as of the date hereof.

9.	Canadian Securities Law Matters and Stock Exchange Compliance.

(a)

The Company is a “reporting issuer” under Canadian Securities Laws in each of the provinces of Canada. The Class A Shares are listed and posted for trading on the TSXV, the Class B Shares are listed and posted for trading on the TSX and are listed on the NYSE, the Company Preferred Series A Shares are listed and posted for trading on the TSX and the Company Preferred Series B Shares are listed and posted for trading on the TSX. The Company is in compliance in all material respects with applicable Canadian Securities Laws and the applicable listing and corporate governance rules and regulations of the TSX, TSXV and NYSE.

(b)

As of the date hereof, the Company has not taken any action to cease to be a reporting issuer in any province of Canada nor has the Company received notification from any Canadian Securities Authority seeking to revoke the reporting issuer status of the Company. No delisting, suspension of trading or cease trade or other order or restriction with respect to any securities of the Company is pending, in effect or, to the knowledge of the Company, has been threatened, or is expected to be implemented or undertaken (other than in connection with the transactions contemplated by this Agreement), and the Company is not subject to any formal or informal review, enquiry, investigation or other proceeding relating to any such order or restriction.

10.	U.S. Securities Law Matters.

(a)

The Class B Shares are registered pursuant to Section 12(b) of the U.S. Exchange Act and the Company is in material compliance with its reporting obligation as a “foreign private issuer”, as defined in Rule 3b-4 under the U.S. Exchange Act, pursuant to Section 13 of the U.S. Exchange Act.

(b)

Other than the Class B Shares, the Company does not have, nor is it required to have, any class of equity securities registered under the U.S. Exchange Act, nor is the Company subject to any reporting obligation (whether active or suspended) pursuant to section 15(d) of the U.S. Exchange Act.

(c)	The Company is not an investment company registered or required to be registered under the United States Investment Company Act of 1940, as amended.

(d)	The Company is not, and on the Effective Date will not be, a “shell company” (as defined in Rule 405 under the U.S. Securities Act).

11.	Reports.

(a)

Since August 31, 2019, the Company has timely filed true and correct copies of the Company Filings that the Company is required to file under applicable Canadian Securities Laws and U.S. Securities Laws, other than such Company Filings that the failure to file would, individually or in the aggregate, not have a Material Adverse Effect. The documents comprising the Company Filings (a) complied as filed in all material respects with Law, and (b) did not, as of the date filed (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, on the date of such filing), contain any Misrepresentation.

(b)

Any amendments to the Company Filings required to be made have been filed on a timely basis with the applicable Governmental Entity. The Company has not filed any confidential material change report with any Governmental Entity which at the date hereof remains confidential or any other confidential filings filed under applicable Canadian Securities Laws or U.S. Securities Laws. There are no outstanding or unresolved comments in comments letters from any Governmental Entity respect to any of the Company Filings and, to the knowledge of the Company, neither the Company nor any of the Company Filings is subject of an ongoing audit, review, comment or investigation by any Governmental Entity.

12.	Financial Statements.

(a)

The Company’s audited consolidated financial statements as at and for the fiscal years ended August 31, 2020, 2019 and 2018 or, if closing has not occurred prior to November 15, 2021, August 31, 2021, 2020 and 2019 (including any of the notes or schedules thereto, the auditor’s report thereon and related management’s discussion and analysis) and the unaudited consolidated interim financial statements as at and for the three months ended November 30, 2020 (including any of the notes or schedules thereto and related management’s discussion and analysis), in each case, filed as part of the Company Filings: (i) were prepared in accordance with IFRS; and (ii) present fairly, in all material respects, the assets, liabilities (whether accrued, absolute, contingent or otherwise), the consolidated financial position, income, comprehensive income, changes in shareholders’ equity and cash flows of the Company and its Subsidiaries for the respective periods covered by such financial statements (except as may be expressly indicated in the notes to such financial statements). The Company does not intend to correct or restate, nor, to the knowledge of the Company is there any basis for any correction or restatement of, any aspect of any of the financial statements referred to in this Paragraph 3.1(12). Except as described in the notes to the Company’s audited consolidated financial statements as at and for the fiscal years ended August 31, 2020, 2019 and 2018 or, if closing has not occurred prior to November 15, 2021, August 31, 2021, 2020 and 2019, there has been no material change in the Company’s accounting methods, policies or practices since August 31, 2020. Except as disclosed in Schedule 3.1(12) of the Company Disclosure Letter, there are no, nor are there any commitments to become a party to, any off-balance sheet transactions, arrangements, obligations (including contingent obligations) or similar relationships of the Company or any of its Subsidiaries with unconsolidated entities or other Persons.

(b)

The financial books, records and accounts of the Company and each of its Subsidiaries: (i) have been maintained, in all material respects, in accordance with IFRS; (ii) are stated in reasonable detail; (iii) accurately and fairly reflect all the material transactions, acquisitions and dispositions of the Company and its Subsidiaries; and (iv) accurately and fairly reflect the basis of the Company’s financial statements.

13.	Disclosure Controls and Internal Control over Financial Re porting.

(a)

The Company has established and maintains a system of disclosure controls and procedures (as such term is defined in National Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings) that are designed to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under applicable Laws is recorded, processed, summarized and reported within the time periods specified in applicable Laws. Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted under applicable Laws are accumulated and communicated to the Company’s management, including its chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

(b)

The Company has established and maintains a system of internal control over financial reporting (as such term is defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings) that is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

(c)

To the knowledge of the Company, there is no material weakness (as such term is defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings) relating to the design, implementation or maintenance of its internal control over financial reporting, or fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of the Company. To the knowledge of the Company, none of the Company, any of its Subsidiaries or any of their respective directors or officers, or the auditors, accountants or other representatives of the Company has received or otherwise obtained knowledge of any material complaint, allegation, assertion, or claim, whether written or oral, regarding accounting, internal accounting controls or auditing matters, including any material complaint, allegation, assertion, or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, or any expression of concern from its employees regarding questionable accounting or auditing matters.

14.

Minute Books. The corporate minute books of the Company and its Subsidiaries contain the minutes of all meetings and resolutions of their respective boards of directors and each committee thereof and have been maintained in accordance with applicable Laws, and are complete and accurate, except as would not reasonably be expected to have a Material Adverse Effect and except for minutes of meetings of the Company Board and the Special Committees relating to the Arrangement.

15.

Auditors. The auditors of the Company are independent public accountants as required by applicable Laws and there is not now, and there has never been, any reportable event (as defined in National Instrument 51-102 – Continuous Disclosure Obligations) with the present or any former auditors of the Company.

16.

No Undisclosed Liabilities. There are no material liabilities or obligations of the Company or of any of its Subsidiaries of any kind whatsoever, whether accrued, contingent or absolute, determined, determinable or otherwise, other than liabilities or obligations: (a) accrued or disclosed in the consolidated balance sheet of the Company and its Subsidiaries as at and for the three months ended November 30, 2020; (b) incurred in the Ordinary Course since August 31, 2020; or (c) incurred in connection with this Agreement.

17.

Absence of Certain Changes. Since August 31, 2020 to the date of this Agreement, other than the transactions contemplated in this Agreement or as publicly disclosed in the Company Filings, the business of the Company and its Subsidiaries has been conducted in the Ordinary Course.

18.

Transactions with Directors, Officers, Employees, etc. Neither the Company nor any of its Subsidiaries is indebted to any of its directors, officers, independent contractors or Company Employees or any of their respective associates or affiliates (except for amounts due in the Ordinary Course as salaries, bonuses and director’s fees or the reimbursement of expenses or expense accounts in the Ordinary Course). There are no Contracts (other than in the Ordinary Course) with, or advances, loans, guarantees, liabilities or other obligations to, on behalf or for the benefit of, any shareholder, director, officer or Company Employee, or any of their respective affiliates or associates.

19.

No “Collateral Benefit”. Except as disclosed in Schedule 3.1(19) of the Company Disclosure Letter, to the knowledge of the Company, no related party of the Company (within the meaning of MI 61-101), together with its associated entities, that beneficially owns or exercises control or direction over 1.0% or more of the outstanding Class A Shares or 1.0% or more of the outstanding Class B Shares, will receive a “collateral benefit” (within the meaning of MI 61-101) as a consequence of the transactions contemplated by this Agreement.

20.

Compliance with Laws. Except for non-compliance which would not reasonably be expected to have a Material Adverse Effect, the Company and each of its Subsidiaries is, and since January 1, 2020 has been in material compliance with applicable Law, and neither the Company nor any of its Subsidiaries is under any investigation with respect to, has been convicted, charged or threatened to be charged with, or has received notice of, any violation or potential violation of any Law from any Governmental Entity, except for failures to comply or violations that have not had or would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect .

21.	Authorizations and Licenses.

(a)

The Company and its Subsidiaries, as applicable, own, possess or have obtained all Authorizations (including all Authorizations issued by the CRTC and ISED Canada) that are required by Law in connection with the operation of the business of the Company and each of its Subsidiaries as presently conducted, or in connection with the ownership, operation or use of the Company Assets, respectively, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)

The Company and its Subsidiaries, as applicable, lawfully hold, own or use, and have complied with, all such Authorizations, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Each such Authorization is valid and in full force and effect, and is renewable by its terms or in the Ordinary Course. To the knowledge of the Company, (i) there are no facts, events or circumstances that may reasonably be expected to result in a failure to obtain or failure to be in compliance with all Authorizations as are necessary to conduct the business of the Company or its Subsidiaries, (ii) no event has occurred which, with the giving of notice, lapse of time or both, could constitute a default under, or in respect of, any Authorization, and (iii) to the knowledge of the Company, none of the Company and its Subsidiaries have received written notice of any actual or alleged breach of or default under such Authorizations, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c)

To the knowledge of the Company, no action, investigation or proceeding is pending in respect of or regarding any such Authorization and none of the Company or any of its Subsidiaries has received notice, whether written or oral, of revocation, non-renewal or material amendments of any such Authorization, or stating the intention of any Person to revoke, refuse to renew or materially amend any such Authorization.

22.

Material Contracts. Except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect, (a) each Material Contract is legal, valid, binding and in full force and effect and is enforceable by the Company or a Subsidiary of the Company, as applicable, in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Law affecting the enforcement of creditors ’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction, (b) none of the Company or its Subsidiaries is in breach or default under any Material Contract, nor does the Company have knowledge of any condition that with the passage of time or the giving of notice or both would result in such a breach or default, and (c) as of the date hereof, none of the Company or any of its Subsidiaries knows of, or has received any notice (whether written or oral) of, any breach, default, cancelation, termination, or no renewal under any Material Contract by any other party to any Material Contract. True and complete copies of all of the Material Contracts have been made available in the Data Room.

23.

Title to Company Assets. Except as disclosed in Schedule 3.1(23) of the Company Disclosure Letter, no Person has any right of first refusal, undertaking or commitment or any right or privilege capable of becoming such, to purchase any of the material Company Assets, or any material part thereof or material interest therein. Except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect, no part of the Company Assets has been taken, condemned or expropriated by any Governmental Entity nor has any written notice or proceeding in respect thereof been given or commenced nor, to the knowledge of the Company, does any Person have any intent or proposal to give such notice or commence any such proceedings. Except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect, all material tangible or corporeal Company Assets are, in all material respects, in good operating condition and repair having regard to their uses and ages, and are adequate and suitable for their respective uses.

24.	Real Property and Personal Property.

(a)

Except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect, (i) the Company or its Subsidiaries, as applicable, have valid, good and marketable title to all of the Owned Real Property, free and clear of any Liens, except for Permitted Liens, and (ii) except as disclosed in Schedule 3.1(24)(a) of the Company Disclosure Letter, there are no outstanding options or obligations to purchase or rights of first offer, refusal or opportunity to purchase, the Owned Properties, or any portion thereof or interest therein. Neither the Company nor any of its Subsidiaries has granted any Person the right to use, lease or occupy any material portion of the Owned Real Property, taken as a whole.

(b)

Except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect, (i) each Real Property Lease is valid, legally binding, enforceable and in full force and effect, (ii) none of the Company or any of its Subsidiaries is in breach of, or default under, any Real Property Lease, and no event has occurred which, with notice, lapse of time or both, would constitute such a breach or default by the Company or any of its Subsidiaries or permit termination, modification or acceleration by any third party thereunder, and (iii) to the knowledge of the Company, no third party has repudiated or has the right to terminate or repudiate any Real Property Lease (except for the normal exercise of remedies in connection with a default thereunder or any termination rights set forth therein) or any provision thereof, and no third party is in material breach of or default under any Real Property Lease. Neither the Company nor any of its Subsidiaries has granted any Person the right to use, sublease, or occupy any material portion of the Leased Premises, taken as a whole.

(c)

The Company and its Subsidiaries have valid, good and marketable title to all personal property owned by them, except as would not, individually or in the aggregate, be reasonably expected to have a Company Material Adverse Effect.

25.

Intellectual Property. Except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect, (a) the Company and/or its Subsidiaries own or possess, or has a license to or otherwise has the right to use, all Intellectual Property which is material and necessary for the conduct of its business as presently conducted, (b) to the knowledge of the Company, such Intellectual Property owned by the Company and/or its Subsidiaries are valid and enforceable subject only to any limitation under bankruptcy, insolvency or other Law affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction, and does not infringe in any material way upon the rights of others, and (c) to the knowledge of the Company, no third party is infringing upon the Intellectual Property owned by the Company and/or its Subsidiaries in a manner that currently would be reasonably expected to adversely affect such Intellectual Property.

26.

Litigation. Except as disclosed in Schedule 3.1(26) of the Company Disclosure Letter, and other any inquiry, investigation or proceeding solely related to satisfying or obtaining the Regulatory Approvals, there are no claims, actions, suits or arbitrations or inquiries, investigations or proceedings pending, or, to the knowledge of the Company threatened, against the Company or any of its Subsidiaries, or affecting any of their respective properties or assets, that if determined adverse to the interests of the Company or its Subsidiaries (a) would have, individually or in the aggregate, a Material Adverse Effect, (b) would be reasonably expected to prevent or delay the consummation of the Arrangement or the transactions contemplated hereby. Neither the Company nor any of its Subsidiaries, nor any of their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that would have or would be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect or that would or would be reasonably expected to prevent or delay the consummation of the Arrangement or the transactions contemplated hereby. There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of the Company, threatened against or relating to the Company or any of its Subsidiaries before any Governmental Entity.

27.

Environmental Matters. Except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect, (a) no written notice, order, complaint or penalty has been received by the Company or any of its Subsidiaries alleging that the Company or any of its Subsidiaries is in violation of, or has any liability or potential liability under, any Environmental Law, and, to the knowledge of the Company, there are no claims pending or threatened against the Company or any of its Subsidiaries which allege a violation of, or any liability or potential liability under, any Environmental Laws, (b) the Company and each of its Subsidiaries has all environmental permits necessary for the operation of their respective businesses and to comply with all Environmental Laws, and (c) the operations of the Company and each of its Subsidiaries are in compliance in with Environmental Laws.

28.	Employees and Collective Agreements.

(a)

The Company and its Subsidiaries are in compliance with all terms and conditions of employment and all Laws respecting employment, including pay equity, wages, hours of work, overtime, vacation, privacy, human rights, worker classification, workers’ compensation and work safety and health, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)

All amounts due or accrued due for all salary, wages, bonuses, incentive compensation, deferred compensation, commissions, vacation with pay, sick days and benefits under Employee Plans and other similar accruals have either been paid or are accrued and accurately reflected in all material respects in the books and records of the Company and its Subsidiaries.

(c)

There are no material outstanding assessments, penalties, fines, Liens, charges, surcharges, or other amounts due or owing pursuant to any workers’ compensation Laws owing by the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries has been assessed or reassessed in any material respect under such Laws during the past two years.

(d)

Except as disclosed in Schedule 3.1(28)(d) of the Company Disclosure Letter, there are no change of control payments, golden parachutes, severance payments, retention payments, Contracts or other agreements with current or former Company Employees or Employee Plans providing for cash or other compensation or benefits (including any increase in amount of compensation or benefit or the acceleration of time of payment or vesting of any compensation or benefit) upon the consummation of, or relating to, the Arrangement, including a change of control of the Company or of any of its Subsidiaries.

(e)	The Collective Agreements described in Schedule 3.1(28)(e) of the Company Disclosure Letter are the only Collective Agreements in force with respect to the Company Employees.

(f)

Other than the Collective Agreements described in Schedule 3.1(28)(e) of the Company Disclosure Letter, neither the Company nor any Subsidiary is (i) a party to, nor is engaged in any negotiations with respect to, any collective bargaining, union agreement, employee association agreement, project labour agreement or similar Contract, or (ii) subject to any actual or, to the knowledge of the Company, threatened application for certification or bargaining rights or letter of understanding or related successor employer application.

(g)

To the knowledge of the Company, there are no threatened or pending union organizing activities involving any Company Employees not already covered by a Collective Agreement. There is no labour strike, dispute, work slowdown or stoppage pending or involving or, to the knowledge of the Company, threatened against, the Company or any of its Subsidiaries and no such event has occurred within the past two years.

(h)	The Company and its Subsidiaries are in material compliance with the Collective Agreements and there are no material grievances or arbitration proceedings under the Collective Agreements.

(i)

To the knowledge of the Company, neither the Company nor any of its Subsidiaries has engaged in any unfair labour practice and no unfair labour practice complaint, grievance or arbitration proceeding is pending or, to the knowledge of the Company, threatened against the Company.

29.	Employee Plans.

(a)

The Company has disclosed in the Data Room true, correct and complete copies of: (i) all material Employee Plans as amended, together with all related documentation including funding, trust, insurance and investment management agreements, and (ii) summary plan descriptions, employee booklets, actuarial reports, financial statements, and asset statements.

(b)

Except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect, all of the Employee Plans are and have been established, registered, qualified, funded, invested and administered in accordance with all Laws, and in accordance with their terms, the terms of the material documents that support such Employee Plans and the terms of agreements between the Company and its Subsidiaries and Company Employees (present and former) who are members of, or beneficiaries under, the Employee Plans. To the knowledge of the Company, no fact or circumstances exists which could adversely affect the registered or qualified status of any such Employee Plan.

(c)

To the knowledge of the Company, no event has occurred and no condition or circumstance exists that has resulted in or could reasonably be expected to result in any Employee Plan being ordered, or required to be, terminated or wound up in whole or in part, having its registration under applicable Laws refused or revoked, being placed under the administration of any trustee or receiver or Governmental Entity or being required to pay any material taxes, penalties, payments or levies under applicable Laws.

(d)

All contributions or premiums required to be made or paid by the Company or any of its Subsidiaries as the case may be, under the terms of each Employee Plan or by Law have been made in a timely fashion in accordance with Law and in accordance with the terms of the applicable Employee Plan.

(e)

Except as expressly disclosed in the Employee Plans disclosed in the Data Room and Schedule 3.1(29) of the Company Disclosure Letter, and other than as required by Law, none of the Employee Plans provide for post-termination welfare benefits to any individual for any reason and neither the Company nor any of its Subsidiaries has any Liability to provide post-termination or retiree welfare benefits to any individual or ever represented, promised or contracted to any individual that such individual would be provided with post-termination or retiree welfare benefits.

(f)

Except as disclosed in Schedule 3.1(29) of the Company Disclosure Letter, no Employee Plan is a “registered pension plan”, a “multi-employer pension plan” or contains a “defined benefit provision” within, in each case, the meaning of the Tax Act. Neither the Company nor any of its Subsidiaries or sponsors, maintains or contributes to, or is obligated to contribute to, or has, within the past three years, sponsored, maintained or contributed to an Employee Plan of the kind described in the preceding sentence.

(g)

To the knowledge of the Company, no Employee Plan is subject to, or within the past three years, has been subject to, any material claims (other than routine claims for benefits) or actions initiated or reasonably expected to be initiated by any Governmental Entity, or by any other party.

(h)	No Employee Plan is registered, operated or subject to the Laws of any jurisdiction outside of Canada.

(i)

Only Company Employees, directors, and their respective beneficiaries, participate in the Employee Plans, and no entity other than the Company or its Subsidiaries is a participating employer under any Employee Plan. All Employee Plans are sponsored by the Company and/or its Subsidiaries.

30.

Insurance. The Company and each of its Subsidiaries is, and has been continuously since January 1, 2020, insured by reputable third party insurers with reasonable and prudent policies appropriate and customary for the size and nature of the business of the Company, its Subsidiaries and their respective assets. The insurance policies of the Company and its Subsidiaries are in all material respects in full force and effect in accordance with their terms and none of the Company or any of its Subsidiaries is in default in any material respect under the terms of any such policy. To the knowledge of the Company, there is no material claim pending under any insurance policy of the

Company or its Subsidiaries that has been denied, rejected or disputed by any insurer, or as to which any insurer has refused to cover all or any material portion of such claim. To the knowledge of the Company, all material claims covered by any insurance policy of the Company or any of its Subsidiaries have been properly reported to and accepted by the applicable insurer.

31.	Taxes.

(a) Each of the Company and its Subsidiaries has duly and timely filed all material Tax Returns required to be filed by it prior to the date hereof and all such Tax Returns are true, complete and correct in all material respects.

(b) Each of the Company and its Subsidiaries has paid on a timely basis all material Taxes which are due and payable by it on or before the date hereof (including instalments), other than those which are being or have been contested in good faith and in respect of which reserves have been provided in the most recently published consolidated financial statements of the Company in accordance with IFRS. Each of the Company and its Subsidiaries has provided accruals in accordance with IFRS in the most recently published consolidated financial statements of the Company for any Taxes of the Company and its Subsidiaries for the period covered by such financial statements that have not been paid whether or not shown as being due on any Tax Returns. Since such publication date, no material liability in respect of Taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the Ordinary Course.

(c) No material deficiencies, litigation, audits, claims, proposed adjustments or matters in controversy exist or have been asserted with respect to Taxes of the Company or any of its Subsidiaries, and neither the Company, nor any of its Subsidiaries, is a party to any material action or proceeding for assessment or collection of Taxes and no such event has been asserted or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, or any of their respective assets.

(d) No claim has been made by any Governmental Entity in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company, or any of its Subsidiaries, is or may be subject to material Tax by that jurisdiction or is or may be required to file a tax return in that jurisdiction.

(e) There are no Liens (other than Permitted Liens) with respect to Taxes upon any of the assets of the Company or any of its Subsidiaries.

(f) Each of the Company and its Subsidiaries has withheld, deducted or collected all material amounts required to be withheld, deducted or collected by it on account of Taxes and has remitted all such amounts to the appropriate Governmental Entity when required by Law to do so.

(g) There are no outstanding agreements, arrangements, elections, waivers or objections extending or waiving the statutory period of limitations applicable to any material claim for, or the period for the collection or assessment or reassessment of Taxes due from the Company or any of its Subsidiaries, for any taxable period and no request for any such waiver or extension is currently pending.

(h) The Company and each of its Subsidiaries has made available to the Purchaser true, correct and complete copies of all material Tax Returns, examination reports and statements of deficiencies for taxable periods, or transactions consummated, for which the applicable statutory periods of limitations have not expired.

(i) None of the Company or any of its Subsidiaries has, at any time, directly or indirectly transferred any property or supplied any services to, or acquired any property or services from, a Person with whom the Company or Subsidiary, as the case may be, was not dealing at arm’s length (within the meaning of the Tax Act) for consideration other than consideration equal to the fair market value of such property or services at the time of transfer, supply or acquisition, as the case may be, nor has the Company or any of its Subsidiaries been deemed to have done so for purposes of the Tax Act.

(j) The Company and its Subsidiaries have complied in material respects with the transfer pricing (including any contemporaneous documentation) provisions of each applicable Law, including for greater certainty, under section 247 of the Tax Act (and the corresponding provisions of any applicable provincial Law).

(k) There are no circumstances existing which could result in the material application of Section 78 or Sections 80 to 80.04 of the Tax Act, or any equivalent provision under provincial Law, to the Company or any of its Subsidiaries. Except as in accordance with past practices, the Company and its Subsidiaries have not claimed nor will they claim any reserve under any provision of the Tax Act or any equivalent provincial provision, if any material amount could be included in the income of the Company or its Subsidiaries for any period ending after the Effective Date.

(l) For the purposes of the Tax Act, any applicable Tax treaty and any other relevant Tax purposes (i) the Company is resident in, and is not a non-resident of, Canada, and is a ‘‘taxable Canadian corporation”; and (ii) each of its Subsidiaries is resident in the jurisdiction in which it was formed, and is not resident in any other country and if resident in Canada and is a corporation, is a “taxable Canadian corporation”.

32.

Opinion of Financial Advisors. The Special Committee and the Company Board have received each of the Fairness Opinions and such Fairness Opinions have not been withdrawn or modified as of the date hereof.

33.

Brokers. Except for the engagement letters between the Company and the Financial Advisors and the fees payable under or in connection with such engagements, no investment banker, broker, finder, financial adviser or other intermediary has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries or is entitled to any fee, commission or other payment from the Company or any of its Subsidiaries in connection with this Agreement or any other transaction contemplated by this Agreement. In Schedule 3.1(33) of the Company Disclosure Letter, the Company has disclosed to the Purchaser all fees, commissions or other payments that may be payable to the Financial Advisors in connection with this Agreement or any other transaction contemplated by this Agreement and a true and complete copy of the engagement letter between the Company and each Financial Advisor has been provided to Goodmans LLP.

34.

Anti-Terrorism Laws. Neither the Company nor any of its Subsidiaries has been or is currently subject to any economic or financial sanctions or trade embargoes imposed, authorized, administered or enforced by any Governmental Entity (including the Government of Canada, the Office of Foreign Assets Control of the U.S. Treasury Department (including the designation as a “specially designated national or blocked person” thereunder), or any other applicable sanctions authority) or other similar Laws (collectively, “Sanctions”). To the knowledge of the Company, neither the Company nor any of its Subsidiaries has received any written notice alleging that the Company, any of its Subsidiaries or any of their respective Representatives has violated any Sanctions, and, to the knowledge of the Company, no condition or circumstances exist (including any ongoing action, suit, proceeding or hearing) that would form the basis of any such allegations.

35.

Corrupt Practices Legislation. Neither the Company nor any of its Subsidiaries have, directly or indirectly, taken any action which is or would be otherwise inconsistent with or prohibited by the Corruption of Foreign Public Officials Act (Canada), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) or the anti-bribery corruption and corruption provisions of the Criminal Code (Canada) or any applicable Law of similar effect (collectively, the “Corrupt Practices Legislation”). Neither the Company nor any of its Subsidiaries has received any notice alleging that the Company or any of its Subsidiaries or any of their respective Representatives has violated any Corrupt Practices Legislation, and, to the knowledge of the Company, no condition or circumstances exist that would form the basis of any such allegations.

36.

Money Laundering. The operations of the Company and each of its Subsidiaries have been, since September 1, 2018, conducted in compliance in all material respects with applicable financial recordkeeping and reporting requirements and money laundering or similar Laws (“Money Laundering Laws”). Neither the Company nor any of its Subsidiaries has received any notice alleging that the Company, any of its Subsidiaries or any of their respective Representatives has violated any Money Laundering Laws, and, to the knowledge of the Company, no condition or circumstances exist (including any ongoing actions, suits, proceedings or hearings) that would form the basis of any such allegations.

37.	Privacy and Anti-Spam. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:

(a)

the Company and each of its Subsidiaries have complied, in all material respects, with all applicable Privacy Laws, and there are no material actions, suits, proceedings or hearings in progress or pending or, to the knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries with respect to any of the foregoing;

(b)

the Company and each of its Subsidiaries have taken commercially reasonable measures (including implementing and monitoring organizational, technical and physical security) to ensure that confidential information of the Company and its Subsidiaries and Company Data are protected against unauthorized access, use, modification, disclosure or other misuse, and, since September 1, 2018, to the knowledge of the Company, no material unauthorized access to or unauthorized use, modification, disclosure or other material misuse of such confidential information or Company Data has occurred; and

(c)

the Company and each of its Subsidiaries have conducted its business in compliance with CASL, and the Company and each of its Subsidiaries retain records sufficient to demonstrate such compliance, including evidence of express consent or circumstances giving rise to implied consent or any exemption available under CASL.

38.	Special Committee and Board Approval.

(a)

The Special Committee, after receiving financial and legal advice, has unanimously recommended to the Company Board that the Company Board (i) approve this Agreement and the Arrangement, and (ii) recommend that the Company Participating Shareholders (other than the Shaw Family Group) vote in favour of the Arrangement Resolution.

(b)

The Company Board, after receiving the recommendation of the Special Committee and after receiving financial and legal advice, has unanimously (subject to abstentions of any conflicted director): (i) determined that the Arrangement is fair and reasonable to the Company Participating Shareholders (other than the Shaw Family Group) and in the best interests of the Company, (ii) resolved to unanimously (subject to abstentions of any conflicted director) recommend that Company Participating Shareholders (other than the Shaw Family Group) vote in favour of the Arrangement Resolution, and (iii) authorized the entering into of this Agreement and the performance by the Company of its obligations under this Agreement, and no action has been taken to amend, or supersede such determinations, resolutions, or authorizations.

39.	Funds Available. The Company has sufficient funds available to pay the Termination Amount.

SCHEDULE D

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

1.

Organization and Qualification. The Purchaser is a corporation duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation, and has all requisite power and authority to own, lease and operate its assets and properties and conduct its business as now owned and conducted.

2.

Corporate Authorization. The Purchaser has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. The execution, delivery and performance by the Purchaser of its obligations under this Agreement and the consummation of the Arrangement and the other transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Purchaser and no other corporate proceedings on the part of the Purchaser are necessary to authorize this Agreement or the consummation of the Arrangement and the other transactions contemplated hereby.

3.

Execution and Binding Obligation. This Agreement has been duly executed and delivered by the Purchaser, and constitutes a legal, valid and binding agreement of the Purchaser enforceable against it in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

4.

Governmental Authorization. The execution, delivery and performance by the Purchaser of its obligations under this Agreement and the consummation of the Arrangement and the other transactions contemplated hereby do not require any Authorization or other action by or in respect of, or filing with, or notification to, any Governmental Entity by the Purchaser or any of its Subsidiaries other than: (a) the Interim Order and any approvals required by the Interim Order; (b) the Final Order; (c) filings with the Registrar under the ABCA, (d) the Key Regulatory Approvals, and (e) filings with the Securities Authorities or the TSX, the TSXV or the NYSE, as applicable.

5.

Non-Contravention. The execution and delivery of, and performance by the Purchaser of its obligations under, this Agreement and the consummation of the Arrangement and the other transactions contemplated hereby (including the Financing, any Alternative Financing or Substitute Financing permitted by the terms of this Agreement or any other financings being entered into in connection therewith) do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition):

(a)	contravene, conflict with, or result in any violation or breach of the Purchaser’s Constating Documents;

(b)

assuming compliance with the matters referred to in paragraph 4 above, contravene, conflict with or result in a violation of breach of any Law applicable to the Purchaser, any of its Subsidiaries or any of their respective properties or assets, except as would not reasonably be expected to, individually or in the aggregate, materially impede the ability of the Purchaser to consummate the Arrangement and the transactions contemplated hereby; or

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(c)

constitute a breach of or default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Purchaser or any of its Subsidiaries is entitled under any Contract in respect of Indebtedness (other than clause (e) of such defined term) to which the Purchaser or any of its Subsidiaries is a party or by which the Purchaser or any of its Subsidiaries is bound.

6.

Litigation. There are no claims, actions, suits or arbitrations or inquiries, investigations or proceedings pending, or, to the knowledge of the Purchaser, threatened, against the Purchaser or any of its Subsidiaries, or affecting any of their respective properties or assets, that if determined adverse to the interests of the Purchaser or its Subsidiaries, would, individually or in the aggregate, reasonably be expected to prevent or delay the consummation of the Arrangement or the transactions contemplated hereby. Neither the Purchaser nor any of its Subsidiaries, nor any of their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that would reasonably be expected to prevent or delay the consummation of the Arrangement or the transactions contemplated hereby.

7.

Financing. The Purchaser will have, at the Effective Time, assuming the Debt Financing contemplated in the Debt Commitment Letter is funded, sufficient funds available to satisfy the aggregate Arrangement Consideration payable under the terms of the Plan of Arrangement and any other obligations payable by the Purchaser pursuant to this Agreement. The Purchaser has delivered to the Company a true, correct and complete copy, including all exhibits, schedules or amendments thereto, of the Debt Commitment Letter (provided that such copies may be subject to customary redactions with respect to fee amounts, economic terms and “market flex” provisions, provided further that none of such redactions affect or relate to the conditionality, enforceability, termination, timing, availability or aggregate principal amount of the Debt Financing or reduce the Debt Financing below the amount set forth in the Debt Commitment Letter ). The Debt Commitment Letter is in full force and effect, constitutes a legal, valid and binding obligation of the Purchaser and each of the Debt Financing Sources, and at the date hereof such Debt Financing has not been modified, amended, restated or replaced. None of the respective commitments contained in the Debt Commitment Letter have been withdrawn, terminated or rescinded in whole or in part. The Purchaser is not in breach of any of the terms or conditions set forth in the Debt Commitment Letter and no event has occurred which, with or without notice, lapse of time or both, could reasonably be expected to constitute such a breach by the Purchaser or a failure by the Purchaser to satisfy a condition precedent set forth therein. The Purchaser has fully paid any and all commitment fees or other fees required by the Debt Commitment Letter to be paid on or before the date of this Agreement, and will pay any such fees when due prior to and including the Effective Date. There are no conditions precedent or other contingencies related to the funding of the full amount of the financing provided for in the Debt Commitment Letter other than as specified in the Debt Commitment Letter and the Purchaser has no reason to believe that the conditions set forth in the Debt Commitment Letter will not be satisfied, that such available cash will not be available on the Effective Date or that the Debt Commitment Letter will not be funded on the Effective Date. The aggregate proceeds contemplated by the Debt Commitment Letter shall be sufficient to enable the Purchaser to consummate the transactions contemplated by this Agreement (including the payment of all necessary fees, expenses and other amounts in relation thereto). Except for customary engagement letters, there are no side letters or other agreements, arrangements or understandings, whether written or oral, contingent or otherwise, with any Person relating to the availability, amount or conditionality contained in the Debt Commitment Letter, other than as set forth in the Debt Commitment Letter.

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8.

Solvency. Immediately after giving effect to the consummation of the transactions contemplated by this Agreement (including the Financing, any Alternative Financing or Substitute Financing permitted by the terms of this Agreement or any other financings being entered into in connection therewith):

(a)

the fair value of the assets of the Purchaser and its Subsidiaries, taken as a whole, shall be greater than the total amount of the liabilities of the Purchaser and its Subsidiaries (including all liabilities, whether or not reflected in a balance sheet prepared in accordance with IFRS, and whether direct or indirect, fixed or contingent, secured or unsecured, disputed or undisputed), taken as a whole;

(b)	the Purchaser and its Subsidiaries, taken as a whole, shall be able to pay their debts and obligations as they become due in the ordinary course of business; and

(c)	the Purchaser and its Subsidiaries, taken as a whole, shall have adequate capital to carry on their businesses and all businesses in which they are about to engage,

and, for greater certainty, “Subsidiaries” shall include the Company and its Subsidiaries for the purposes of this paragraph 8.

9.

Security Ownership. Neither the Purchaser, any of its Subsidiaries nor any Person acting jointly or in concert with the Purchaser, beneficially owns or exercises control or direction over, any securities of the Company.

10.	Residency and Ownership Restrictions.

(a)

The Purchaser is a “qualified corporation” within the meaning of the Direction to the CRTC (Ineligibility of Non-Canadians) and the Canadian Telecommunications Common Carrier Ownership and Control Regulations. The Purchaser has knowledge of and is familiar with the restrictions imposed under applicable Laws with respect to the ownership and control of the Company and the ownership and control of certain CRTC licenses held by the Company, including the restrictions set forth under Broadcasting Legislation and the related regulations and directions thereto, and the eligibility requirements of ISED Licences held by the Company, and shall comply with all such requirements up to and including the Closing.

(b)	The Purchaser is not a non-Canadian within the meaning of the Investment Canada Act (Canada).

(c)

For the purposes of the Tax Act, any applicable Tax treaty and any other relevant Tax purposes, the Purchaser is resident in, and is not a non-resident of, Canada, and is a “taxable Canadian corporation”.

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